#19


05007303

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bank Austria Creditanstalt

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34765 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/19/05

Bank Austria Creditanstalt

Banking for success.

Annual Report [illegible] Austria Creditanstalt 2004

[illegible]heart of success in art

The Bank Austria Creditanstalt Share

BA-CA shares – key data	2004	2003	Change
Share price (at year-end)	€ 66.50	€ 40.50	+64.2 %
High/low (intraday)	€ 66.60/€ 40.81	€ 40.79/€ 26.80	
Earnings per share (IFRS basis)	€ 4.09	€ 3.40	+20.3 %
Book value per share (at year-end)	€ 45.17	€ 39.55	+14.2 %
Price/book value (at year-end)	1.47	1.02	
Price/earnings ratio (at year-end)	16.3	11.9	
Dividend per share for the financial year (proposal for 2004)	€ 1.50	€ 1.02	+47.1 %
Payout ratio (in %) **for the financial year**	36.7 %	33.9 %	
Total shareholder return (2003 excl. dividend and against offering price)	66.7 %	39.7 %	
Number of shares (at year-end)	147,031,740	147,031,740	
Market capitalisation (at year-end)	€ 9.8 bn	€ 6.0 bn	+64.2 %
Turnover on the Vienna Stock Exchange (single counting), **2003 since first listing**	€ 1.89 bn	€ 1.09 bn	
Average daily turnover in BA-CA shares on the Vienna Stock Exchange (single counting)	152,000 shares	293,000 shares	

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 *)	A3 *)	P-1
Standard & Poor's	A– *)	BBB+	A-2

*) Outlook negative

Coverage

Citigroup/Commerzbank/CSFB/Deutsche Bank/Dom Maklerski/Dresdner Kleinwort Wasserstein/Erste Bank/Fox-Pitt, Kelton/ Goldman Sachs/Hauck & Aufhäuser/ING/JP Morgan/Keefe, Bruyette & Woods/Lehman Brothers/Merrill Lynch/Morgan Stanley/ Raiffeisen Centrobank/Société Générale/Sal. Oppenheim/UniCredit Banca Mobiliare/UBS

Share price performance and index comparison



EUR
75
70
65
60
55
50
45
40
35
30
25
8 July 2003, issue of BA-CA shares at € 29
J A S O N D J F M A M J J A S O N D J F M
2003
2004
2005
BA-CA
ATX (rebased to € 29)
European bank shares (DJ EuroStoxx/Banks, rebased to € 29)

Bank Austria
Creditanstalt

Banking for success.

The Supervisory Board and

the Managing Board

of Bank Austria Creditanstalt

take pleasure in presenting the

Report for the 2004 Business Year.

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Income statement figures (in €m)	2004	Change	2003	Change	2002
Net interest income after losses on loans and advances	2,018	+18.1%	1,709	– 3.4%	1,770
Net fee and commission income	1,233	+ 8.7%	1,134	+ 5.4%	1,076
Net trading result	223	+ 1.3%	220	– 4.7%	231
General administrative expenses	–2,479	+ 0.0%	–2,479	– 1.0%	–2,503
Operating profit	922	+53.2%	602	+ 5.3%	572
Net income before taxes	836	+29.0%	648	+28.5%	504
Consolidated net income	602	+36.1%	442	+43.0%	309

Balance sheet figures (in €m)	2004	Change	2003	Change	2002
Total assets	146,516	+ 6.9%	137,053	– 7.4%	147,968
Loans and advances to customers after loan loss provisions	78,070	+ 7.6%	72,541	– 0.4%	72,826
Primary funds	82,763	+ 8.0%	76,642	– 7.7%	83,009
Shareholders' equity	6,641	+14.2%	5,815	+26.2%	4,610
Risk-weighted assets (banking book)	70,887	+ 8.1%	65,550	– 2.4%	67,160

Key performance indicators (in %)	2004	2003	2002
Return on equity after taxes (ROE)	9.7	8.7	6.5
Return on equity after taxes before amortisation of goodwill in accordance with IFRS 3	10.9	10.1	8.4
Return on assets (ROA)	0.43	0.31	0.20
CEE contribution to net income before taxes	43.3	23.3	29.4
Cost/income ratio	64.9	69.9	69.3
Net interest income/avg. risk-weighted assets (banking book)	3.57	3.28	3.32
Risk/earnings ratio	17.1	21.5	23.3
Provisioning charge/avg. risk-weighted assets (banking book)	0.61	0.70	0.77
Total capital ratio (end of period)	12.4	13.1	11.2
Tier 1 capital ratio (end of period)	7.9	7.8	6.8

Staff	2004	Change	2003	Change	2002
Bank Austria Creditanstalt (full-time equivalent)	29,191	– 3.9%	30,377	+ 2.0%	29,767
Austria (BA-CA AG and its Austrian subsidiaries that support its core banking business)	10,653	– 6.6%	11,410	– 4.2%	11,916
CEE and other subsidiaries	18,538	– 2.3%	18,967	+ 6.3%	17,851
of which: Poland	9,728	–12.5%	11,115	– 8.1%	12,089

Offices	2004	Change	2003	Change	2002
Bank Austria Creditanstalt	1,300	– 0.8%	1,311	– 2.5%	1,345
Austria	397	– 3.9%	413	– 8.0%	449
CEE and other countries	903	+ 0.6%	898	+ 0.2%	896
of which: Poland	467	–10.0%	519	– 7.5%	561

For the 2004 financial year, Bank Austria Creditanstalt again offers an interactive online version of its Annual Report. In addition to the service tools with which readers are already familiar, the Annual Report 2004 offers an extended search function, the possibility of comparing specific sections with the same sections in the Annual Report 2003, and the possibility of downloading all tables as Excel files for quick access to the required financial information.

English: http://annualreport2004.ba-ca.com
German: http://geschaeftsbericht2004.ba-ca.com



Bank Austria
Creditanstalt


Banking for success.

Annual Report Bank Austria Creditanstalt 2001

A Member of HVB Group

Bank Austria Creditanstalt

the heart of success euro in art

1010 Vienna, Freyung 8 | Tel.: (+43 1) 537 33 26 | www.ba-ca-kunstforum.at



Eintritt frei | free admission



174820034122798765103990000198293334500438921763542111

europe in art | art overcomes boundaries

Central and Eastern Europe is Europe's most promising growth market and Bank Austria Creditanstalt has advanced to become a key player in this region: one reason why Bank Austria Creditanstalt is so successful in CEE is because of its concern for the needs of people in these countries, and its strong interest in the region's different cultures. Here, BA-CA views art as the most effective means of communication.

This annual report gives readers a glimpse of BA-CA's cultural activities. Some of the pictures reproduced in the annual report belong to collections maintained by BA-CA and its banking subsidiaries in Central and Eastern Europe. Each year, Bank Austria Creditanstalt buys more than 100 pictures by young artists from Austria and Central and Eastern Europe. The pictures form part of the "Europe in Art" exhibition which HVB Group will show in eight cities in Germany, Austria and CEE in 2005. The other works are taken from a series of exhibitions, organised jointly by BA-CA and Siemens Österreich, entitled "CENTRAL: New Art from New Europe". The series has met with a favourable response in the four years since it was initiated. More than 50 artists from Austria and Central and Eastern Europe have so far been presented to a broad public in over 20 exhibitions in Austria and CEE as the artists were accompanied on their way to an international career.

Picture for yourself the diverse and very interesting artistic potential which is maturing in the heart of Europe.

Bank Austria Creditanstalt – the leading sponsor of culture in Central and Eastern Europe.

Highlights 2004

12 January	Name of Polish banking subsidiary changed to "Bank BPH".
26 January	Changes in the Managing Board – Erich Hampel becomes the new Chairman.
1 April	Launch of GEOS securities transaction system: settlement through straight-through processing.
7 May	Investors' Day organised by Bank Austria Creditanstalt for institutional investors and equity analysts in Vienna.
13 May	Launch of a Group-wide cross-border selling initiative under the Cross Border Client Groups project.
16 June	Retail initiative launched in CEE to implement region-wide universal banking strategy.
31 July	New name "HVB Bank Biochim" for our Bulgarian banking subsidiary. Reorientation and integration completed.
30 September	Legal merger of the two banking subsidiaries in Bosnia and Herzegovina to form "HVB Central Profit Banka".
12 October	Bank Austria Creditanstalt leaves the Austrian Association of Savings Banks and becomes a member of the Austrian Association of Banks and Bankers. BA-CA remains a member of the deposit guarantee scheme of Austrian savings banks.
1 November	Back-office activities for customer business transferred to BA-CA Administration Services GmbH. Payment settlement functions concentrated within DATALINE Zahlungsverkehrsabwicklungs GmbH.
4 November	Signing of the agreement to purchase 99.9 % of Hebros Bank, a Bulgarian bank. Thus the target of a 10 % market share in Bulgaria has been achieved.
30 December	Closing of the acquisition of Eksimbanka, a Serbian bank.

Awards 2004

Banking

- Bank of the Year in Austria, The Banker
- Best Bank in Austria, Global Finance
- Best Bank in Austria, Euromoney
- Best Trade Finance Bank in Austria, Global Finance
- Best Foreign Exchange Bank in Austria, Global Finance
- Bank of the Year in CEE, The Banker
- Best Foreign Exchange Bank in CEE, Global Finance
- Best Bank in Emerging Europe, Euromoney

Deals of the Year

- Zagreb-Macelj Motorway in Croatia, Project Finance Magazine
- Toll System for Trucks in Austria, Project Finance Magazine
- Baltic Container Terminal in Poland, Jane's Transport Finance Magazine
- Bulgarian Telecommunications Company in Bulgaria, Acquisition Monthly Magazine

Investment Banking

- Lead Managers for Bonds in CEE Currencies, second place, Euroweek
- Best equity research in Poland, Hungary and the Czech Republic (CA IB), Institutional Investor
- No. 1 in cross currency swaps Emerging Europe/USD, Risk Magazine

Custody

- Best rated provider in Austria, GSCS Benchmarks
- Best at investor services in Emerging Europe, Euromoney
- Best Regional Custodian – Eastern Europe, Global Investor
- Best market information, GSCS Benchmarks
- Best Client Service in an Emerging Market (HVB Bank Hungary), GSCS Benchmarks

Contents

Consolidated financial statements and management report adopted on 21 February 2005

Editorial close of the Annual Report: 15 March 2005

Part of the consolidated financial statements in accordance with IFRSs



A word of thanks to our employees

The commitment and professionalism of our employees helped achieve the good results for 2004 and will be decisive for the implementation of our plans. The Managing Board thanks all the employees of the Bank Austria Creditanstalt Group for their dedication and their readiness to support and further promote the changes in the bank's business. Let us set to work with confidence and enthusiasm in order to take advantage of the great potential that still lies ahead of us!

To our shareholders, customers and business partners



Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt AG*

Ladies and Gentlemen,

At Bank Austria Creditanstalt we can look back on a year in which we took a big step forward – in all our core markets. Net income before taxes exceeded the forecast made at the beginning of the year and increased by 29 % to € 836 m.

The improvement was generated by operating business. Our CEE banking subsidiaries contributed about 75 % to the increase in operating profit. They thus lived up to expectations placed in them as generators of growth. But considerable progress was also made in Austria in 2004, where we achieved an increase in operating profit. The most important factor is that the bank is expanding in customer business, primarily in CEE but also in private customer business in Austria. In 2004 business expansion was accompanied by a further reduction in the provisioning charge, and costs remained unchanged in absolute terms.

2004 was the year in which part of our vision became reality: through EU enlargement, Central and Eastern Europe experienced strong economic growth. The courageous, far-reaching reforms are beginning to pay off. Anyone who has travelled around the new EU member countries, the candidate countries or South-East Europe, cannot fail to be impressed by the will to succeed and the professionalism in those countries. This also applies to our local banking subsidiaries.

Performance transparency, pleasure in achievement and using the pool of ideas in our extensive market will determine the further development of the entire bank. We want to create value in two ways: we aim to increase the value of the company through targeted growth in our core markets. The new value management approach which we will introduce at all levels of the bank in 2005 will produce transparency and sharpen our focus. Simultaneously, we want to create value – together with our customers – by catering to concrete needs, both in the life cycle of private individuals, families or medium-sized companies, and in the development of large companies or multinational corporates. Our employees want to make things happen. For this reason we have modernised our internal service regulations in Austria and have selected a path to more performance-oriented remuneration and flexibility.

External requirements and our internal goals go hand in hand. The price of Bank Austria Creditanstalt shares has risen by over 150 % since the shares were first listed. We see this as an obligation for us. We have set ourselves ambitious targets, on the basis of performance levels achieved by the best competitors in Europe. In the medium term, we aim to increase the return on equity to 15 % and improve the cost/income ratio to below 60 %. In 2005 we want to achieve net income before taxes of over € 1 bn.

We have carried the strong momentum from 2004 over into the current year and are tackling our targets for 2005 with energy and confidence.

With best wishes for the rest of 2005.

Yours sincerely,

Erich Hampel





Gerhard Randa, *Chairman of the Supervisory Board of Bank Austria Creditanstalt AG*

Ladies and Gentlemen,

With the establishment of an investment bank concentrating on international business 150 years ago, the foundation stone was laid for Bank Austria Creditanstalt. The strategy at that time was to open up Central and Eastern Europe from Vienna – the targets were ambitious. In Europe it was necessary to develop infrastructure, build railway lines, finance expansion of industry, and support flourishing trade and commerce.

Today, a century and a half later, we can see that Bank Austria Creditanstalt has implemented the idea of its founding fathers to their complete satisfaction. This idea found much favour with investors at that time – in November 1855 the police had to cordon off several streets because the run of shareholders was so great on the occasion of the first issue of shares.

Our bank's development has been very eventful during this long period. This is equally true for the development of our company – Bank Austria Creditanstalt has, after all, evolved from the step-by-step integration of three heterogeneous banking institutions – and for the development of our country. I think that we can really be proud of what has been achieved:

- *With Bank Austria Creditanstalt, Austria now has a bank of European stature which stands for modernisation and progress in its market of origin;*
- *With its extensive network in Central and Eastern Europe, Bank Austria Creditanstalt is one of the top institutions, thus fulfilling an important economic function for Austria as well as for EU accession countries and accession candidates;*
- *Bank Austria Creditanstalt partners Austrian companies throughout the world and has a product competence matching that of any other major international bank;*
- *Bank Austria Creditanstalt is a company with a combined staff of 29,000 in Western Europe and Central and Eastern Europe*
- *and it is a listed company which is competitive on the internal market and well equipped for the future, with shareholders' equity of € 6.6 bn.*

2004 therefore proved that Bank Austria Creditanstalt can successfully implement its vision as the Bank of the Regions, as one of the major players in CEE. What happens next?

You can only take major steps forward if you set yourself ambitious targets. In concrete terms: Bank Austria Creditanstalt will continue to grow. The bank wants to become the market leader in CEE and close the gap between the profitability of Austrian business and the benchmarks, thus increasing the return on equity after taxes to 15 % by 2007. The fact that this is expected by the market is seen in the steep rise in the share price, which has increased the bank's market capitalisation to about € 11 bn.

The prospects are good that the bank will fulfil the high expectations placed in it.
I wish Bank Austria Creditanstalt continued successful development and also the necessary good luck!

Yours sincerely,

Gerhard Randa



Slovenia in art |

Sašo Vrabič

The Doubt of a Diamond, 1997
Acrylic and chalk on canvas

Sašo Vrabič, born in Slovenj Gradec in 1974, lives and works in Ljubljana. Vrabič uses the electronic media to portray his immediate neighbourhood – photographs and videos of his family or close friends; pictures which can be seen on television or found in the Internet. Transforming these images from their original media to traditional oil paintings is one of the approaches used by Vrabič in his work.
He has recently begun manipulating the media images by, for example, adding brief notes or comments, thereby giving the images a more personal touch.




TAR

Romania in art











Serbia and Montenegro in art
Milena Gordić

Hotel, 2002
Oil on canvas

Milena Gordić was born in Belgrade in 1976, where she also lives and works ... depth and recurring elements, enable us to discern gradual changes ... can become aware of our own position in space, only to lose ... which is a central theme of Milena Gordić's work. The ... the familiar and the uncertain.

Bank Austria Creditanstalt

Bank Austria Creditanstalt is the **bank for a growing Europe.** Our company cares for over six million customers from twelve countries. Our network of operations extends over and beyond the former East-West borders. As a bank, we combine the experience obtained through our mature market in Austria with the opportunities offered by our growth market: in Austria, we want to expand our leading market position through enhanced performance and a modernisation process; in Central and Eastern Europe our goal is to become **market leader.**

These **ambitious goals** of Bank Austria Creditanstalt are the result of the bank's **evolution** since its foundation: following the integration of Austria's two leading banks in 1997, the bank became a pacesetter in the areas of consolidation, flexibility and market penetration, and modernisation. Its integration with HypoVereinsbank in 2000/2001 has been the only significant cross-border integration of banks in Europe to date. This move gave Bank Austria Creditanstalt the size and risk-bearing capacity it needed to effectively operate in CEE, which is what the bank envisaged from the very start. The IPO in 2003 served a twofold purpose for Bank Austria Creditanstalt: it strengthened its capital base and to a great extent made its business model and specific role within HVB Group transparent.

Today, Bank Austria Creditanstalt's **market value is about € 11 bn,** with shareholders' equity of € 6.6 bn. At year-end 2004, the bank had total assets of € 147 bn, and risk-weighted assets totalled € 71 bn. BA-CA is the leading bank in Austria with total assets of € 117 bn and a market share of 18 %. In CEE the bank operates with € 30 bn in total assets and maintains the most extensive network of offices. The bank's market share is over 5 % in five countries, and over 10 % in two other countries (Poland and Bulgaria).

Bank Austria Creditanstalt operates in a defined region which is home to **125 million persons;** the regions covered by the entire HVB Group have over 400 million inhabitants. In Austria we meet the needs of 1.8 million customers, and in CEE at present those of 4.5 million customers, of which 2.9 million are in Poland. Our vision is to operate in this market, which will in the not too distant future be just one single market with identical competitive conditions, as a bank with a network of regional units benefiting from supra-regional expertise. The interaction of decentralised and supra-regional responsibilities is the basic idea behind the **"Bank of the Regions"** concept. The first round of EU enlargement in May 2004 has brought us a great deal closer toward realising our vision. This is where our future lies; there is still much to do in the way of tapping potential.

The combination of **Austria and CEE** – a mature and a growing market, an overbanked and an underbanked market – also offers significant "synergies" in a broader sense, whose implications have not yet been recognised everywhere: the interaction provides us with new impetus: experience and

Austria's leading bank [1)]

- € 117.1 bn in total assets
- 18 % market share
- 444 offices
- 12,721 employees
- 1.8 million customers
- 8.1 million inhabitants

1) including employees and offices of subsidiaries supporting core banking business and other consolidated subsidiaries in Austria



The most extensive banking network in CEE [2)]

- € 30.1 bn in total assets
- Among the top 3 in Poland and Bulgaria, market share of 10 %, respectively; among the top 5 in five other countries, market share of over 5 %
- 988 offices
- 17,860 employees
- 4.5 million customers
- 117 million inhabitants

2) including the unconsolidated subsidiaries HVB Serbia and Montenegro, Eksimbanka (Serbia and Montenegro) and Hebros Bank (Bulgaria)

"In line with our slogan "Banking for success" we want to build and grow with our customers. Open new markets, find new business partners, implement new technologies. What applies to our corporate customers also applies to ourselves: growth, productivity and efficiency. And the optimal employment of capital. Our private customers also attach increasing importance to efficient advisory services. To this end we must constantly adapt and keep fit. Profitability is a good signpost for promising future development."



Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt AG*

capital from the early EU countries, new blood from the new EU countries and from the candidate countries, and both sides widen their respective horizons. We are also in the process of establishing a single market in our bank. We want to benefit from the larger pool of ideas through open exchange – yes, also through internal competition in regard to location.

As a listed company we live on the **capital market.** As a bank we selectively take risks into our books, that is our business, and for this purpose we raised capital on the market. In a time where capitalism is again the target of growing criticism, we want to clearly state that the commitment to the profitable employment of capital is not an external compulsion but a challenge which we will meet.

We want to create value! Increasing the value of our company for our owners and the bank's net asset value through sustainable profitability in our customer business are one and the same thing; this is our primary objective.

We want to grow profitably! Through the optimal employment of the capital raised, we also fulfil an economic function. Our new value-based management system helps us to identify business sectors in which the return exceeds the cost of capital. It pinpoints the weaknesses and sharpens our focus on the areas in which profitability has to be increased. We are not thinking in shortsighted terms of today and tomorrow, nor in terms of stop and go. Instead, we have our sights on sustainable growth in earnings power and corporate value.

As bankers, **we are dedicated to serving our customers!** As a provider of services, we apply international standards in serving people in the countries in which we are active. We want to provide our customers with orientation in their respective markets and increase the transparency of the manifold opportunities open to them through our competence in advisory services. In this way both customer requirements and business efficiency coincide.

The **retail segment** encompassing private customers as well as small and medium-sized companies is of particular importance to us. In 2004 we thus started a retail initiative. This market segment is currently enjoying high growth rates and also promises high returns. We will increasingly make our expertise available to this market segment – expertise which we have built up in Austria in the fields of campaign management, dynamic target group segmentation and standardised product packages, in short in the "industrialisation of business".

In corporate customer business in Austria, given the structure of the country's economy, our primary target group is **medium-sized companies.** In this market segment we enjoy a competitive advantage in that, in addition to classic loans, we can offer capital market-related solutions, to which only large corporates had access until now. With our Integrated Corporate Finance approach we want to assist our corporate customers in moving closer to the capital market.

In **international corporate customer business,** a cooperation between international expertise and local customer service characterises our work throughout our core markets. As far as the increasing integration of industry and commerce are concerned, we offer customers not only our network of offices but also the necessary range of products. With our major cross-border solutions such as public private partnership models, syndications and company mergers, we contribute to improving the infrastructure of the enlarged internal market.

By way of successful proprietary trading our **financial markets team** has proved that it can handle risks, volatility and new markets just as efficiently as mainstream instruments. Implementing this expertise in customer business is one of the focal points of the International Markets segment.

We are working on developing a **corporate culture** characterised by performance and knowledge, by pleasure in work and by the claim of being among the very best. Internally we primarily want management through transparency. By disclosing and recognising performance, we provide assistance in self-monitoring. We keep the bank fit through benchmarking and learning from the best over and beyond the banking industry. We apply the same standards to all regions. By way of training and development, we want to enable our employees to be among the top performers, both individually and as a team. For this reason we will recognise and reward performance to a greater degree than until now.



Organisation Chart of Bank Austria Creditanstalt

Responsibilities at Managing Board level

Support Services	Organisation, IT and Human Resources	Group Finance
Erich Hampel Chief Executive Officer	Wolfgang Haller Deputy Chief Executive Officer	Stefan Ermisch
Corporate Secretariat	**Group Human Resources**	**Investor Relations & Corporate Affairs**
Group Marketing & Communications	**Group ORG/IT Management**	**Group Accounting & Tax**
Group Economics and Market Analysis	**Treasury & Securities Services**	**Group Controlling**
Group Market Research	**Subsidiaries supporting core banking business**	**Equity Interest Management**
Legal Affairs		
Group Internal Audit (reporting to full Managing Board)		

Business segments as reflected in segment reporting

Private Customers Austria	Corporate Customers Austria
Private Customers Austria	**Corporate Customers Austria**
Private Customers/ Business Customers – Sales	**Corporate Customers – Sales**
Asset Management	**Multinational Corporates, Trade Finance and Corporate Finance**
BA-CA Finanzservice	**Real Estate Customers**
Capital Invest Asset Management GmbH	BA-CA Leasing BA-CA Wohnbaubank BA-CA Real Invest
BANK*PRIVAT* Schoellerbank	CABET-Holding
DATA AUSTRIA VISA-SERVICE	BA-CA Private Equity CA IB Corporate Finance

Risk Management	Retail Banking	Central and Eastern Europe (CEE) International Corporate Business	International Markets
Johann Strobl	Willibald Cernko	Regina Prehofer	Willi Hemetsberger

Group Credit Management	**Private and Corporate Customers Austria – Sales**	**CEE subsidiaries**	**Fixed Income**
Special Accounts Management	**Asset Management, Products and Services**	**Multinational Corporates**	**EEMEA Markets & Subsidiaries**
Strategic Risk Management	**Business Transformation Sales**	**International Trade Finance & Financial Institutions**	
		Corporate Finance & Public Sector	
		Real Estate	
		Leasing	

International Markets

FX

Fixed Income

Derivatives

Equities

Financial Engineering

Corporate Sales

Credit Trading

Asset-Liability Management

Central and Eastern Europe (CEE)

CEE banking subsidiaries

Bank BPH
HVB Bank Czech Republic
HVB Bank Slovakia
HVB Bank Hungary
HVB Splitska banka
Bank Austria Creditanstalt Ljubljana
HVB Bank Romania
HVB Bank Biochim
Hebros Bank
HVB Bank Serbia and Montenegro
Eksimbanka
HVB Central Profit Banka
Macedonia Representative Office

Multinational Corporates, Trade Finance and Corporate Finance

Real Estate Customers

Corporate Center

Equity Interest Management
BACA Export Finance Ltd.
Bank Austria Cayman Islands
Adria Bank AG
A & B Banken-Holding GmbH

Subsidiaries supporting core banking business
WAVE Solutions IT

BA-CA Administration Services GmbH
DATALINE Zahlungsverkehrs-abwicklungs GmbH
iT-Austria

DOMUS Facility Management

The Banking Environment in 2004

Growth and monetary expansion in our core markets

Global economy and financial markets

Compared with other years, 2004 was a good year for the global economy: real economic growth, at around 4 %, was well above the average of 3.5 % and represented a level not reached since the 1970s. A closer look however reveals that the favourable growth was not uniform, and problems were encountered in the course of the year.

Imbalance in global growth

▷ Firstly, economic growth varied greatly amongst the world's regions: the US again enjoyed robust growth in 2004, although this time without the fiscal impetus of the previous year. Real GDP expanded by 4.4 %, the strongest growth rate in five years. South-East Asia remained the world's major region with the most dynamic growth (+ 7.5 %), largely on account of the economic boom in China where real GDP grew by over 9 % for the second year in succession. Japan and Europe again trailed behind all other regions in 2004. In the euro area, economic growth, at 1.8 %, was below the area's potential. This is attributable to the initial burdens of the employment and budgetary reforms in many countries. The new EU member states, as well as the EU candidates in Central and Eastern Europe, made significant progress with a growth rate of 5.3 % and thereby provided an impetus to the enlarged Europe.

World economy weakens as the year progresses

▷ Secondly, the economy weakened again in the course of 2004 after a very promising first half-year; the slowdown was particularly apparent in Europe and Japan. Contrary to hopes at the beginning of the year, Europe only benefited negligibly from the buoyant growth in the US; the expected self-propelling upturn did not take place. The lack of confidence reflected in the sentiment indicators may partly have been a result of the sharp rise in oil prices: in July, North Sea Brent prices climbed to over USD 45/bl, and in October to above USD 50/bl. The rise in crude oil prices was a consequence of strong demand in the face of a shortage of capacity reserves. In view of the underlying geopolitical tension, this led to fears of oil supply bottlenecks. Speculative positions in non-commercial futures trading briefly turned the bull market in this area into a bubble.

▷ Thirdly, the global economic situation was reflected in developments on the financial markets. The imbalances in the world's balance of payments deteriorated parallel to the divergent real economic developments among the major regions. The capital required to finance the US current account deficit (USD 500 bn or 4 % of GDP) constituted an adverse factor which – depending on expectations – surfaced intermittently and disrupted the interest and exchange rate structure. The US dollar, which until then had moved within a range of USD 1.20 to 1.25/EUR, started to slide at the beginning of October and reached a record low of USD 1.36 for 1 euro shortly before the end of the year. The investment behaviour of central banks (primarily those in Asia, and that of China, in particular) played a decisive role: they wanted to counter the upward pressure on their own currencies by buying US bonds, while increasingly diversifying their currency reserves, which benefited the euro. This interplay significantly influenced interest rate developments. Long-term US dollar benchmark rates fluctuated strongly, moving first downwards as from the middle of the year and then sideways. The fall in euro yields was even more pronounced: in mid-December 10-year yields stood at 3.55 %. In 2004, the strong upturn that had been forecast for Europe once again failed to take place, and expectations of rising interest rates were not fulfilled.

Long-term rates at record low

Developments in our core markets

As before, developments on Bank Austria Creditanstalt's core markets were characterised by a contrasting impetus in 2004. Although Austria continued to be affected by the curbing influence in Western Europe, it was here where it succeeded in winning additional market share and was able to turn in a better performance than the euro area average due to a revival of industrial activity and domestic demand. This development was supported by interest rates which had fallen to record levels. The economy in CEE accelerated strongly in 2004 regardless of global developments, which was reflected in a restrictive interest rate environment. Taken together, the domestic economies in which Bank Austria Creditanstalt operates expanded by 4 %.

In Austria, growth amounted to + 2 % and was therefore somewhat higher than in the euro area, while Austria's industrial sector grew at a rate of 7 %, which is significantly above the level recorded for the euro area. While trade with

Boosted by EU enlargement, the upturn accelerated in all CEE regions. In 2004, growth was accompanied by high interest rates and robust exchange rates. Financial intermediation is deepening. In Austria, too, the economy grew more strongly during the year, and a gradual structural shift from the credit to the capital market is discernible.

the CEE countries continued to expand, market share gains in the first six months were achieved particularly in Western Europe. Contrary to the trends seen in neighbouring countries, domestic demand (covering all demand components) picked up in the second half of the year, following a revival in exports and industrial output. During the year, employment, incomes and private consumption all experienced positive growth. Demand for personal loans expanded by some 6 % in line with this trend, especially among private customers. After a long interval, stronger demand was again seen in the area of corporate loans (up by 2 %), even if companies made increasing use of the capital market. This was a desirable structural change from which our bank also benefited. A renewed fall in interest rates which resulted in a flattening of the yield curve, and the competitive environment continued to put margins under pressure.

In Central and Eastern Europe (CEE 11) growth accelerated from 4.0 % to 5.3 % in 2004; this was partly a consequence of the first round of EU accession in May 2004. Industrial output rose by 10 %, supported by investment activity. Whereas in 2003 economic growth was still driven primarily by domestic consumption, 2004 saw an additional impetus to growth from foreign demand. Economic growth accelerated in all countries covered by our operations with the exception of Croatia, where economic reforms were initially implemented at the expense of growth. Of greatest significance for our operations was the growth experienced by Poland (5.4 % after 3.8 %), followed by Slovakia and Hungary. Romania (8.3 %) and Bulgaria (5.6 %) both witnessed an upturn that resembled a boom. Most countries pursued a restrictive monetary policy, which together with the demand for foreign currency by foreign investors and portfolio investors, led to an appreciation of their currencies against the US dollar, and the euro as well. In 2004 the expansion of the banking sector in CEE again clearly outperformed economic growth on account of the continued acceleration of financial intermediation. Demand for loans grew by 16 % in the CEE 11 countries combined. Deposits increased strongly, by 13 % – albeit with great regional disparities – as the rise in incomes in industry began to affect downstream sectors.

Economic growth


%
6
5
4
3
2
1
0
2003
2004
Real GDP, % change on previous year
CEE 11
Austria
Euro area
USA

Oil price


60
50
45
40
35
30
25
20
2003
2004
Brent, USD/bl

Exchange rates


100
95
90
85
80
Appreciation/ depreciation against the euro, end of 2003 = 100
USD
PLN

Interest rates


%
4.5
4.0
3.5
3.0
2003
2004
10-year bonds
USA
Euro benchmark

Management Report of the Group

Net income before taxes clearly exceeds the target announced in early 2004.

Higher dividend proposed.

Strong profit growth, further improvement in earnings quality

Bank Austria Creditanstalt is presenting good results for 2004, fully confirming its business model as "Bank of the Regions" in an enlarged Europe. Consolidated net income rose by 36.1 % to € 602 m. Net income before taxes increased by 29.0 % to € 836 m. The ROE was 13.4 % before taxes and 9.7 % after taxes. These results significantly exceeded the target, publicly announced at the beginning of 2004, of € 750 m for net income before taxes for 2004. This means that the bank is on track towards meeting its ambitious medium-term targets.

Both the sustainability and the quality of earnings have further improved:

▷ Over the past one and a half years, results have steadily improved. The decisive factors in this development were the **"sustainable" components of income** from current business – i.e. net interest income and net fee and commission income. One-off effects were insignificant. Trading operations in financial markets also met the high expectations, with their overall performance matching the levels seen in previous years, despite fluctuations during the reporting year.

▷ Growth was driven by the banking subsidiaries in **Central and Eastern Europe:** operating profit in the CEE business segment reached € 420 m, more than double the figure for the previous year (+ 139 %), and thereby contributed 46 % to the bank's total operating profit.*) In a very difficult environment, operating profit from **Austrian customer business** improved by more than 20 % to € 448 m due to the market initiative in this area and greater efficiency; this business area thus still accounts for about half of the figure for the Group. This shows that the mature Austrian market and the high-growth CEE market are a very good combination.

▷ Bank Austria Creditanstalt has been expanding its business with due regard to risks and costs. Risk-weighted assets increased by 3.9 % on an annual average, and by as much as 7.7 % in the final quarter of 2004, compared with the previous year. Nevertheless, thanks to stringent risk management and a clearly defined lending policy pursued by Bank Austria Creditanstalt, and also due to the absence of major insolvencies, the **net charge for losses on loans and advances** in 2004 was reduced, both in absolute terms (by 10.7 % or € 50 m) and in relative terms (with significant declines in the risk/earnings ratio and in the provisioning charge expressed as a percentage of risk-weighted assets). General administrative expenses were kept at the previous year's level.

▷ Qualifications: Almost all of the profits came from current business operations. **One-off income**, including gains on sales of equity interests, was insignificant on balance in 2004. In the previous year, the income statement items Other operating income and expenses and Net result from investments included substantial gains on sales, primarily in connection with the rearrangement of equity holdings in insurance companies. **Exchange rate effects** from the translation of the financial statements of our CEE subsidiaries are of minor importance in assessing the bank's performance in the year under review. In 2004, annual average exchange rates were used in translating income statement items. At the level of net income before taxes, the exchange rate effect was therefore low and was offset by hedging costs.

Overview of profit and cash ROE by quarter

Cash ROE and adjusted consolidated net income*)



Adjusted consolidated net income in € m
Cash ROE in %
200
150
100
50
0
14
13
12
11
10
(capital increase)
Q1/03
Q2
Q3
Q4
Q1/04
Q2
Q3
Q4

*) Consolidated net income adjusted for amortisation of goodwill
Cash ROE = consolidated net income adjusted for amortisation of goodwill as a percentage of average shareholders' equity less goodwill

*) In this context it should be noted that the effect of changes in segment reporting methods was € 69 m.

- **Income statement:** 36 % increase in consolidated net income based on sustained improvement in operating revenues. Risks remain under control despite business expansion, costs unchanged.
- **Segments:** CEE drives growth in volume and profit. Successful initiative in Austrian customer business. Renewed strong performance of INM.
- **Balance sheet:** customer business supports balance sheet growth. Strong capital base provides basis for further expansion.
- **Outlook:** on the basis of planning figures for 2005, net income before taxes should exceed € 1 bn. Focus on growth in areas generating returns above the cost of capital. New medium-term ROE target: 15 %.

Income statement for 2004: strong increase in operating revenues

The **main features** of the income statement for 2004 are a strong increase in operating revenues, a decline in the net charge for losses on loans and advances, and unchanged general administrative expenses. Taken together, the contribution to results from these current business items (operating revenues after provisioning charge) rose by € 410 m or 13 % to € 3,474 m. In the previous year the item Balance of other operating income and expenses included substantial gains on sales of equity interests in insurance companies, which dampens the increase from 2003 to 2004. The same applies to the net result from investments

Sustainable income components grow

▷ **Net interest income** rose strongly, by € 259 m or 11.9 % to € 2,435 m. This indicates that the improvement in profits for 2004 came from core banking business. Interest-based business improved across the bank, with particularly strong growth in the CEE business segment. Net interest income generated by Austrian operations rose slightly, too, despite the unfavourable environment. Four-fifths of the increase in net interest income came from the CEE business segment, primarily from Poland, where volumes and margins developed very favourably, particularly in the deposits business; Hungary, where interest rate levels are very high compared with those in the Czech Republic and in Slovakia; and the region of South-East Europe (SEE), which is experiencing a strong upswing.

Components of the increase in results in 2004
Effect on results in € m and change in %



Net interest income
+11.9%
(Lower) net charge for losses on loans and advances
–10.7 %
Net fee and commission income
+8.7%
Net trading result
+1.3%
General administrative expenses
unchanged
Balance of other operating income and expenses
> –100 %
Operating profit
+53.2%
Net result from investments
> –100 %
Net income before taxes
+29.0%
Consolidated net income
+36.1%
–150 –100 –50 0 50 100 150 200 250 300 350
Change reducing results
Change improving results

Net interest income

€ m		2004	Change	
BA-CA		**2,435**	**+259**	**+11.9%**
of which:	Austria: (Private and Corporate Customers)	1,550	+8	+0.5%
	INM	133	+32	+31.3%
	CEE business segment	748	+218	+41.2%
of which:	Poland*)	403	+102	+33.7%
	H, CZ, SK	205	+34	+20.0%
	SEE	174	+42	+32.0%

*) countries and country groups on the basis of separate financial statements

Austrian customer business accounted for 64 % of net interest income, holding up well despite stagnant demand and narrow margins. In business with private customers, net interest income matched the previous year's level (despite lower income from equity interests) as the bank achieved market share gains in personal loans and recorded a slight increase in deposits while margins were roughly maintained. In corporate banking, pressure on margins continued, and lending volume was maintained only thanks to export financing transactions. The increase in interest income in this business segment reflected an expansion of commercial real estate business and the performance of the leasing sub-group of companies. Thanks to successful position management, the International Markets (INM) business segment contributed € 32 m to the increase in net interest income.

Provisioning charge declines despite business expansion

A major success factor was the further reduction of the **net charge for losses on loans and advances** in 2004 – in absolute terms and as a percentage of net interest income (risk/earnings ratio) and of risk-weighted assets of the banking book. The provisioning charge was € 417 m, down by € 50 m or 10.7 % from the 2003 figure. Since 2001 (€ 703 m) the provisioning charge has thus been reduced by 41 %. This decrease partly reflects the strict risk standards applied in the expansion of CEE business. And it is also a result of the significant improvement in the quality of the loan portfolio achieved through active risk management, i.e., a reduction of exposures in lower rating classes and an increase in higher rating classes, in Austrian customer business, where the total exposure stagnated and a large number of bankruptcies of private individuals was recorded. The structural improvement in the Austrian corporate sector certainly helped, too, as 2004 did not see any unanticipated major insolvencies.

Net charge for losses on loans and advances

€ m	2004	2003	Change
Bank Austria Creditanstalt	**417**	**467**	**–50**
as a percentage of net interest income	17.1%	21.5%	
as a percentage of banking book (RWA) 1)	0.61%	0.70%	
Austria: Private and Corporate Customers	**328**	**367**	**–39**
as a percentage of net interest income	21.2%	23.8%	
as a percentage of banking book (RWA) 2)	0.72%	0.83%	
CEE business segment	**85**	**90**	**–5**
as a percentage of net interest income	11.4%	17.0%	
as a percentage of banking book (RWA) 2)	0.51%	0.66%	

1) average, based on quarterly data / 2) average, based on monthly data

Net interest income after the provisioning charge, a key figure reflecting the net performance of interest-based business, thus improved on both sides, by € 309 m or 18.1 % to € 2,018 m.

▷ **Net fee and commission income**, the other "sustainable" *income component, rose by € 99 m or 8.7 % to € 1,233 m in* 2004. Within this item, securities and safe-custody business showed the strongest increase (up by € 47 m or 19 %), followed by other services and advisory business, an area reflecting the bank's outstanding market position in interest-rate, exchange-rate and liquidity risk management for corporate customers. Special financing transactions (real estate and leasing) and the card business were also very successful in 2004. All core markets – Austria (Private and Corporate Customers), INM and CEE – contributed to the increase. In Austria, growth came from higher activity levels in the securities business, especially structured issues, and from the gradual advance of capital market-oriented financing. Fee income from payment transactions was adversely affected by the implementation of the EU directive on cross-border payments within the European Union.

Net fee and commission income

€ m		2004	Change	
Bank Austria Creditanstalt		**1,233**	**+99**	**+8.7%**
of which:	Austria: (Private and Corporate Customers)	812	+39	+5.1%
	INM	19	+4	+25.3%
	CEE business segment	408	+54	+15.3%

The increase in CEE was particularly gratifying. In CEE, net fee and commission income accounted for 33.3 % of operating revenues, the same proportion as in the Austrian customer business. There are still significant differences between the various components of net fee and commission income – payment transactions, lending fees, securities business – from country to country.

In the course of 2004, net interest income and net fee and commission income together improved from quarter to quarter, although income from equity interests was not distributed evenly over the year.

▷ Although 2004 was another turbulent year in international financial markets – characterised by several changes in foreign-exchange market trends, strong intermediate declines in the prices of money market contracts and bond futures, and global stock markets that did not move in any specific direction for a long time – Bank Austria Creditanstalt's trading operations again performed well. At € 223 m, the **net trading result** was slightly higher than in the previous year (€ 220 m), with the International Markets business segment accounting for € 122 m, the Corporate Center (including BA-CA Cayman) delivering € 24 m and CEE contributing € 67 m (30 %). It should be noted in this context that the performance of the International Markets business segment extends beyond the net trading result, and that the overall performance of our trading operations also reflects structured commercial transactions, primarily with international corporate customers.

Net trading result

€ m	2000	2001	2002	2003	2004	Average
	137	261	231	220	223	214

Quite apart from these details, the net trading result has become a stable and thus increasingly sustainable source of income thanks to the regional and technical diversification of financial markets business. Quarter-to-quarter fluctuations can hardly be avoided in this type of business.

▷ A major success achieved by Bank Austria Creditanstalt in the reporting year is the fact that the strong revenue growth (operating revenues after the provisioning charge were up by € 410 m or 13.4 %) was generated at **constant costs in absolute terms.** General administrative expenses totalled € 2,479 m, exactly matching the previous year's level (0.0 %).

General administrative expenses

€ m	2004	Change	
Bank Austria Creditanstalt	**2,479**	**0**	**0.0 %**
of which: Austria	1,787	−3	−0.1 %
CEE	692	+2	+0.3 %
Average number of staff (full-time equivalent)			
Domestic	12,211	−244	−2.0 %
International	17,477	−772	−4.2 %

Staff costs – the largest cost component, representing 57.3 % of the total – rose slightly, by € 5 m or 0.3 %. Within this item, wages and salaries declined by 2.9 % although the average number of staff (full-time equivalent) was reduced by 1,016 or 3.3 %. The sub-item Expenses for retirement benefits and other staff benefits (+ € 48 m) includes special expenses relating to concrete efficiency-enhancing measures in Austria; through these measures, Bank Austria Creditanstalt plans to further reduce staff numbers in 2005.

Among the other cost items within general administrative expenses, a 5 % increase in depreciation and amortisation on property and equipment and on intangible assets was more than offset by a decline in non-staff expenses. IT development costs, in particular, were significantly lower than in previous years as large merger projects have been completed, enabling the bank to unlock sustained synergies.

Cost / income ratio

€ m	2004	2003
Bank Austria Creditanstalt	**64.9 %**	**69.9 %**
of which: Austrian business segments	66.0 %	70.2 %
CEE business segment	57.8 %	72.2 %

General administrative expenses unchanged, lower C/I ratio

In line with the bank's focus on growth, the cost/income ratio improved on the revenue side: business was expanded at constant costs, through productivity increases mainly in CEE. For the bank as a whole, this key indicator was just under 65 %.

▷ The format of the income statement contains two items that are difficult to interpret: the balance of other operating income and expenses, which is reflected in operating profit, and the net result from investments, which is one of the items between operating profit and net income before taxes. Both items reversed sharply compared with the previous year, the main reason being gains on sales of equity interests that were realised in 2003. The figures for the previous year included one-off effects.

€ m	2004	2003	Change
Balance of other operating income and expenses	−73	18	−90
Net result from investments	−8	120	−129

In the previous year, the balance of other operating income and expenses included gains on sales of equity interests in consolidated companies, including stakes in insurance companies in connection with a rearrangement of such investments, which resulted in gains of € 49 m. In 2004, other operating expenses (provisions for pending transactions and legal risks arising from current business, as well as accounting effects of business management contracts) matched the 2003 level. In 2004, the **net result from investments** was slightly negative. A positive factor was the sale of shares in Wienerberger AG, whereas write-downs on holdings in unconsolidated companies forming part of the Austrian corporate customer business had an adverse impact. In 2003, the bank achieved a high net income from investments as a result of gains on sales of equity interests and realised gains on the investment portfolio held for proprietary trading.

Results, profitability and growth

Operating profit amounted to € 922 m, an increase of € 320 m or more than half over the previous year's figure. After deduction of the net result from investments (–€ 8 m), of goodwill amortisation in the amount of € 75 m and of the balance of other income and expenses (–€ 2 m), **net income before taxes** was € 836 m.

Results

€ m	2004	Change	
Operating profit	922	+320	+53.2 %
Net income before taxes	836	+188	+29.0 %
Consolidated net income	602	+159	+36.1 %

Consolidated net income up by 36 %

After deduction of taxes on income – the amount of taxes on income in Bank Austria Creditanstalt's income statement was € 173 m, 11.6 % higher than in the previous year – and after deduction of minority interests (€ 61 m, primarily relating to the free float of shares in Bank BPH), **consolidated net income** for the financial year was € 602 m, an increase of over one-third (36.1 %) compared with the previous year.

Thus **earnings per share** were € 4.09, up by 20.2 % on the previous year although the average number of shares outstanding in 2004 rose by 13.2 %. This means that the effect of the capital increase carried out in 2003 was more than offset in the past year.

The return on equity (ROE) after taxes (consolidated net income as a percentage of annual average shareholders' equity) improved from 8.7 % to 9.7 %. In 2004, the denominator used in calculating this key indicator rose by 23.0 % as a result of the capital increase in 2003 and through profit retention. This performance measurement standard will continue to increase in line with profit retention in the future.

€ m	2002	⋙	2003	⋙	2004
Net income before taxes	504	28.5 %	648	28.9 %	836
Consolidated net income	309	43.0 %	442	35.9 %	602
RWA	71,429	–5.3 %	67,664	3.9 %	70,277
Shareholders' equity (avg.)	4,742	6.6 %	5,056	23.0 %	6,218
Return on equity	6.5 %		8.7 %		9.7 %
Number of shares (in millions, avg.)	114	13.9 %	130	13.2 %	147
Earnings per share (in €)	2.71	25.6 %	3.40	20.2 %	4.09

This expectation is also supported by quarter-to-quarter developments, which show a steady increase in profits and an improvement in key indicators in 2003 and 2004.

Overview by quarter 2004

	Q1	Q2	Q3	Q4
Consolidated net income (€ m)	133	150	151	168
Earnings per share (p.a., in €)	3.63	4.07	4.10	4.57
ROE after taxes (in %)	8.9	9.8	9.6	10.3
Cash ROE (in %)	12.2	13.1	12.8	13.9
Risk/earnings ratio (in %)	20.2	16.6	17.6	14.5
Cost/income ratio (in %)	67.5	62.7	63.7	66.1

Bank Austria Creditanstalt is pursuing a **growth strategy.** In line with the basic principle of value-based management, the objective is to increase profitability in all business segments over and beyond the cost of capital, while at the same time expanding those business areas which create above-average value. Apart from growth, optimising the allocation of capital produces a positive structural effect which enhances overall profitability. The bank uses a modern performance management instrument (AVE – Added Value on Equity) for this purpose.

In the reporting year, risk-weighted assets (RWA) of the bank rose by an annual average of 3.9 % or € 2.6 bn to € 70.3 bn. In the fourth quarter, RWA increased by 7.7 % over the previous year. Growth was driven by the CEE business segment, with volume in the Austrian Private Customers segment also expanding in conformity with the strategy. This profile will guide the future allocation of capital.

Of the (average) capital amounting to € 6,218 m, 87 % underpinned current business and equity interests (risk-weighted assets; credit and market risk equivalent) in 2004. The remainder of 13 % is accounted for within the Corporate Center. On the basis of the good business development in 2004, a proposal will be made at the Annual General Meeting to increase

Growth of risk-weighted assets (RWA)
Change in risk-weighted assets
Annual average 2004/2003 in € m and in per cent


€ m
3,000
2,500
2,000
1,500
1,000
500
0
–500
–1,000
–1,500
–2,000
Bank as a whole +4%
–27 %
–1%
0 %
10%
21%
Corporate Center
International Markets (INM)
Corporate Customers Austria
Private Customers Austria
Central and Eastern Europe (CEE)

the dividend from € 1.02 to € 1.50 per share, which will raise the payout ratio from 33.9 % to 36.7 %.

Proposal for the appropriation of profits

The profit available for distribution is determined on the basis of the separate financial statements of Bank Austria Creditanstalt AG, the Group's parent company. For the financial year beginning on 1 January 2004 and ending on 31 December 2004, Bank Austria Creditanstalt AG reported profits of € 265.6 m. Of this amount, € 42.7 m was allocated to reserves. Profit brought forward from the previous year amounted to € 1.6 m. Thus the profit available for distribution was € 224.5 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 1.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. On the basis of 147,031,740 shares, the dividend payout is € 220.5 m. It is also proposed that the remaining amount of € 4.0 m be carried forward to new account.

Development of the business segments of Bank Austria Creditanstalt

The Austrian **customer business** comprises Austrian private customers/business customers as well as Austrian corporates. Uniform sales operations were implemented for all Austrian target groups in 2003.

Numerous measures for improving structures bore fruit in 2004: thanks to successful sales initiatives, business volumes and revenues generated by strategically important market segments and product groups – such as private customer loans, asset management and structured issues as well as international business and advisory services for medium-sized and large corporates – outperformed the market. Trends in the commercial real estate business and the leasing sub-group of companies continued to be positive. Traditional deposit and lending business reflected in the balance sheet was affected by the Austrian economy's persistently sluggish performance in 2004, continued pressure on margins and persistently high costs. Despite these factors, operating revenues increased marginally over the previous year's level (by € 18 m or 0.7 %).

The bank made considerable progress in improving the quality of its loan portfolio: the net charge for losses on loans and advances was € 39 m or 10.7 % lower than in 2003 and general administrative expenses were down € 62 m or 3.8 %. As a result, operating profit increased by € 78 m or 21.2 % to € 448 m, representing 49 % of the bank's total operating profit.

In 2004 Bank Austria Creditanstalt initiated several projects aimed at getting closer to customers and enhancing sales efficiency as well as improving the quality of back-office functions and restructuring these functions.

▷ The **"Fit for Sales"** programme provides active support for sales through all distribution channels via coaching, training and incentives as well as by offering central support (e.g. data mining and campaign management).

▷ To improve the efficiency of **back-office functions** (administrative operations such as loan processing, data management) and to relieve sales staff of administrative activities, BA-CA Administration Services GmbH and DATALINE Zahlungsverkehrsabwicklungs GmbH started operations. Both are wholly-owned consolidated subsidiaries of Bank Austria Creditanstalt and domiciled in Vienna. BA-CA Administration Services GmbH carries out administrative activities for customer business in Austria. The idea behind outsourcing these activities in a services subsidiary is to utilise the advantages of specialisation and synergies from bundling activities in one location, to enhance transparency and cost flexibility and, at a later date, enable the company to enter third party markets. With a staff of about 490, DATALINE Zahlungsverkehrsabwicklungs GmbH carries out settlement functions relating to payment transactions for Bank Austria Creditanstalt.

Sales initiative and rationalisation in Austria

▷ In October the Managing Board started tackling the issue of new **internal service regulations** to slow down the automatic increases in staff costs, to offer competitive and secure jobs and to create flexible, performance-related internal service regulations for all employees. Negotiations were still under way at the editorial close of this report.

Private Customers Austria

€ m	2004	2003	Change	
Operating revenues	1,281	1,269	+12	+1 %
... after net charge for losses on loans and advances	1,157	1,129	+27	+2 %
General administrative expenses	–1,014	–1,033	+19	–2 %
Operating profit	133	131	+2	+2 %
Net income before taxes	133	175	–42	–24 %
Net income before taxes – share of Group total	16 %	27 %		
Equity – share of Group total	15 %	15 %		
ROE before taxes	14.4 %	23.6 %		
Risk-weighted assets	13,135	11,908	+1,226	+10 %

Through successful sales initiatives the Private Customers Austria business segment, which also includes business customers, was able to offset weak demand for credit, continued investment restraint, pressure on margins and persistently high structural costs.

While net interest income was € 1 m lower than in 2003 (as income from equity interests declined), net fee and commission income was up by € 16 m or 3.2 % (in spite of higher commissions paid to mobile sales units). The net charge for losses on loans and advances fell by € 15 m or 10.8 % although higher provisions had to be made for business customers. After the provisioning charge, operating revenues were € 27 m or 2.4 % higher than the year before. Mainly as a result of further staffing reductions, general administrative expenses decreased by 1.8 % or € 19 m. After taking the negative balance of other operating income and expenses (– € 9 m) into account, the business segment achieved an operating profit of € 133 m. Net income before taxes was the same amount, as the amortisation of goodwill (– € 4 m) was offset by net income from investments (€ 4 m). Gains on sales of shares in insurance companies effected in 2003 make a comparison with the 2004 figures for operating profit (up 1.6 %) and net income before taxes (down 23.9 %) difficult. If these one-off effects in 2003 are excluded, the 2004 operating profit improved by about one half. Despite the progress made in 2004, the cost/income ratio is still much too high, at 79.7 %. Therefore efforts are still concentrating on further enhancing efficiency. Appropriate structural measures have been initiated.

Private customer business in Austria grows by 10 %

Risk-weighted volume (banking book) in the Private Customers Austria business segment rose by 10 % to € 13.1 bn. In line with this increase (but also on account of the fact that the percentage rate applied for capital allocation purposes was increased from 6.2 % to 7.0 % of risk-weighted assets), allocated equity rose by 25 %. The return on equity before taxes therefore declined to 14.4 % (2003: 23.6 %), reflecting both weaker results (lack of positive one-off effects) and the higher denominator used in the ROE calculation.

Product and customer segments developed differently. In day-to-day business (at the level of Bank Austria Creditanstalt AG) the lending volume grew by 12 %. In 2004 as in 2003, this growth outperformed the market. Consumer loans and financings for residential construction tipped the scales; mobile sales activities played a major role in this context and thus lived up to expectations. Although customer interest rates declined, margins remained more or less unchanged, or even increased slightly in consumer lending business due to its higher risk nature. The trend in loans to business customers was below average. In deposits business, sight deposits and savings deposits in particular grew, making the largest terms-related contribution as interest margins remained virtually unchanged.

In addition to good results in expanding credit card business and the fee and commission income generated by growing lending business, volume growth in securities transactions and securities holdings of customers contributed to the increase in net fee and commission income for the first time in several years. Higher sales of investment products sold on a commission basis (building society savings agreements and insurance policies) also contributed to growth in fee and commission income. Income from payments services on the other hand was not only lower than in 2003 but again failed to cover unit costs.

At Bank Austria Creditanstalt investment advisory services, asset management and product policy are under a single management. In 2004 the product range was focused on investors' defensive approach. Apart from bonds issued by Bank Austria Creditanstalt Wohnbaubank, which qualify for preferential treatment in regard to capital yield tax and were in high demand, Bank Austria Creditanstalt's fund management companies registered a strong inflow of funds in the second half of the year following a lean period (see chart). Capital Invest Osteuropa Garantie, a product with an attractive risk-return profile, was placed extremely successfully. Products with capital guarantees sold readily as well.

Net inflows at asset management companies
Purchases less sales minus redemptions;
mutual funds and capital guarantees


€ m by quarter
1,000
800
600
400
200
0
– 200
– 400
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
2004

At the end of 2004, assets under management at the Bank Austria Creditanstalt Group totalled € 27.8 bn (including € 26.5 bn in Austria). Capital Invest and Asset Management Gesellschaft (AMG) accounted for € 22.4 bn. The recently established investment management companies in CEE countries were able to increase the volume of assets under management by 75 % to more than one billion euros (€ 1.3 bn). Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage GmbH, a consolidated subsidiary in the Corporate Customers business segment which, since November 2003, has been offering the first open-end real estate fund following the enactment of the Austrian Real Estate Investment Funds Act, had € 191 m in assets under management. As at 31 December 2004 Schoellerbank managed assets in the amount of € 3.9 bn. Bank Austria Creditanstalt's private banking subsidiary, BANK*PRIVAT*, provided services to high net-worth individuals with assets of € 3.8 bn, but this figure is not included in the totals given above. All subsidiaries in the Private Customers business segment were able to increase their contribution to net income substantially.

Corporate Customers Austria

€ m	2004	2003	Change	
Operating revenues	1,090	1,085	+6	+1%
... after net charge for				
losses on loans and advances	887	857	+30	+3%
General administrative expenses	−570	−613	+43	−7%
Operating profit	314	238	+76	+32%
Net income before taxes	275	235	+40	+17%
Net income before taxes –				
share of Group total	33%	36%		
Equity – share of Group total	37%	40%		
ROE before taxes	12.0%	11.6%		
Risk-weighted assets	32,756	32,641	+115	0%

In 2004 the Corporate Customers Austria business segment presented a mixed picture: on the one hand it was particularly affected by the sluggish economic environment and unsatisfactory interest rate situation, particularly noticeable in connection with longer-term financing and in current services business. On the other hand, results show that structural improvements away from traditional banking towards modern, flexible financial services are in progress. In areas with high added value, Bank Austria Creditanstalt was able to bring its know-how into play, ranging from advisory services and risk management for corporates to new issues and corporate finance as well as specialised financing transactions in the areas of leasing and commercial real estate. Active portfolio management improved the risk structure and the provisioning charge.

Operating revenues were marginally higher than in 2003 (+1%). **Net interest income,** the main component, increased slightly (by € 9 m or 1% to € 786 m). In current business the bank maintained lending volumes at constant levels. In line with trends in the Austrian economy, working capital and longer-term financing (with the exception of subsidised loans) stagnated while export financing grew substantially. Despite a significant decline in customer interest rates, the interest margin narrowed only a little. In deposits business, time deposits were shifted to sight deposits, volumes remained stable but margins were under persistent pressure.

Net fee and commission income rose by € 23 m or 8.5% to € 298 m in 2004. Securities business revived noticeably. Interest rate, FX and liquidity management for corporates, primarily offered via derivatives and in cooperation with International Markets, generated higher income from commissions. Advisory services, corporate finance and international cross-border business in general – Bank Austria Creditanstalt's unique selling proposition – are gaining in importance in the income statement.

In 2004, growth in net interest income and net fee and commission income (both together rose by € 32 m) did not boost operating revenues more strongly because the net trading result was exceptionally high in 2003 as a result of one-off valuation effects.

The net charge for losses on loans and advances was € 24 m or 11% lower in 2004 than in 2003, partly due to the absence of major corporate insolvencies and also as a result of continued portfolio adjustments: the level of risk-weighted assets remained unchanged over the previous year but exposures in lower rating classes were noticeably reduced (see chart). Despite qualitative improvements, the net charge for losses on loans and advances still absorbed about 26% of net interest income (2003: 29%).

Improvement in loan portfolio
Changes within risk classes (12/2004 vs. 12/2003)



Risk classes 1–5
5.0%
–4.8%
Risk classes 6+7
–13.5%
Risk classes 8+ and 8
–6.1%
Risk classes 8–, 9 and 10
–15%
–10%
–5%
0%
5%
10%

Higher results in 2004 were due both to improved revenues and lower costs. After the provisioning charge, operating revenues increased by € 30 m or 4% to € 887 m in 2004. General administrative expenses were € 43 m or 7% lower compared with the previous year; the cost/income ratio fell to 52.4% (2003: 56.8%). Operating profit was € 314 m, an increase of € 76 m or 32% over the previous year. Although the net result from investments was negative due to technical effects relating to the settlement of major projects (write-downs offsetting income from equity interests reflected in net interest income), **net income before taxes** was € 275 m, up by € 40 m or 17% on 2003. The ROE before taxes improved slightly, from 11.6% to 12.0%. The Corporate Customers Austria business segment accounted for 37% of the bank's average allocated equity and contributed 33% of Bank Austria Creditanstalt's net income before taxes.

Better results from corporate business due to favourable trends in costs and risks

Central and Eastern Europe (CEE)

€ m	2004	2003	Change	
Operating revenues	1,223	949	+274	+29%
... after net charge for				
losses on loans and advances	1,138	859	+279	+32%
General administrative expenses	−692	−690	−2	0%
Operating profit	420	175	+245	+139%
Net income before taxes	362	151	+211	+140%
Net income before taxes –				
share of Group total	43%	23%		
Equity – share of Group total	27%	17%		
ROE before taxes	21.5%	17.3%		
Risk-weighted assets	16,991	14,034	+2,957	+21%

For the CEE business segment, 2004 was a year of economic upswing and strong business growth: after years of development and integration following numerous mergers and acquisitions in

Results in CEE increase by 140 %

various countries, our subsidiaries in all regions started expanding. After years of synergies on the cost side, results improved in 2004 particularly from the revenue side: costs remained stable while operating revenues, after deduction of the net charge for losses on loans and advances, rose by € 279 m or 32 %. Net income before taxes was 2.4 times the figure for 2003 and contributed € 362 m (43 %) to the bank's overall result for 2004, an increase of € 211 m. This shows that CEE was a major source of revenue for Bank Austria Creditanstalt in 2004.

Following the changes in segment reporting methods in 2004, the capital allocated to the CEE business segment was raised from 6.2 % to 10 % (in line with capital market practices), and of the costs incurred within Bank Austria Creditanstalt only those costs which had a direct earnings-generating business connection were allocated to the CEE business segment. As a result of these changes, net interest income improved by € 24.9 m, general administrative expenses declined by € 44.3 m, and net income rose by € 69.2 m.

Prior to EU accession in May 2004, real economic growth experienced an additional boost. Together with high interest rates (in Poland and Hungary in particular), strong exchange rates, increasing financial intermediation and the rapid market penetration of modern bank products, the strong economic performance formed the background for successful development. The banking subsidiaries carried out market initiatives to expand their business as a universal bank and benefited from the favourable environment. Although each country has its own characteristics and the business structure of Bank Austria Creditanstalt's subsidiaries varies widely, their direction is roughly the same: expansion into high margin areas. The increase in net income before taxes was particularly noticeable in Poland (up by € 88 m or 68 % to € 217 m), where retail banking is already well developed and makes it possible to use

Yield curves, end of 2004

Structure of interest rates by maturity, zero-coupon curves


in % p. a.
10
9
8
7
6
5
4
3
2
1
cash
3mo
7mo
2yr
3yr
5yr
7yr
10yr
Hungary
Poland
Czech Republic
Euro area

high deposit margins. Corporate business, which dominates business in CEE in the early development phase of the banking sector in these countries, profited from international economic integration. In this area, convergence of terms is well advanced and commercial services are gaining in importance. Financial market services (INM) were an important revenue factor in all countries in 2004.

All revenue components (with the exception of the net trading result) in this business segment displayed high double-digit growth. As a result of higher volumes and favourable margin development, **net interest income** increased by 41 %. All three regions – Poland, the other new EU countries (Hungary, the Czech Republic and Slovakia) and South-East Europe (SEE) – were equally responsible for the increase. **Net fee and commission income** was 15 % higher, reflecting the success in credit card business, services for corporates and securities business including custody services. At € 408 m, this income component accounted for exactly one-third of operating revenues.

Business expansion continues with due regard to risk: although risk-weighted assets were 21 % higher than in the previous year, **provisioning for losses on loans and advances** decreased by 5 % to € 85 m. Net allocations were down from 0.66 % to 0.51 % of risk-weighted assets. The provisioning charge absorbed 11.4 % of net interest income (2003: 17.0 %). After the net charge for losses on loans and advances, operating revenues increased by a third to € 1,138 m. Costs were strictly monitored during the expansion process: despite strong volume growth and investment in the expansion of branch networks, **general administrative expenses** were up by only € 2 m (0.3 %), the cost/income ratio decreased from 72.2 % to 57.8 %.

Operating profit improved by € 245 m or 139 % to € 420 m in spite of a negative balance of other operating income and expenses (–€ 26 m), which was related to changes in the group of consolidated companies. The net result from investments showed a small negative balance (–€ 4 m) compared with high net income of € 20 m in 2003 resulting from gains on sales of equity interests. Amortisation of goodwill (€ 53 m) was also higher than in 2003 (€ 42 m). **Net income before taxes** was thus € 362 m.

ROE improved to 21.5 % (2003: 17.3 %) although the allocated equity capital was almost twice as high as in the previous year due to business expansion and a higher capital allocation since January 2004 (internal allocation was increased from 6.2 % to 10 % of RWA in accordance with capital market practices). Accounting for 27 % of average equity capital and 28 % of general administrative expenses, CEE contributes 43 % to Bank Austria Creditanstalt's net income before taxes, thus delivering by far the highest value added within the Group.

The retail initiative launched in the middle of the year is aimed at broadening the business base organically. In Croatia the integration of the branches taken over from FINA was completed in the third quarter. Mobile sales units were also set up in Slovenia, Bulgaria and Romania. Cooperation agreements have been signed in the area of credit cards (e.g. Poland, Czech Republic and Slovakia) and with insurance companies (e.g. Croatia), as these products are considered to be "door openers" in countries where the bank does not have an extensive branch network.

Growth market Central and Eastern Europe (CEE)
Net income before taxes: € 486 m



SEE
Poland
H, CZ, SK, SLO

Increase in net income before taxes in € m and in %
(total increase: € 165 m)



Poland
68 %
H, CZ, SK, SLO
37 %
SEE
50 %
0
20
40
60
80
100

In order to better utilise the potential of our network internationally, we initiated the Cross Border Client Groups project in 2004 and thus created the basis for systematic cross-border relationship management of corporates throughout HVB Group. The project established uniform relationship management standards, processes as well as preferential "network products" for internationally active corporates. One example is FlashPayment, a cash management product for payment transactions throughout the HVB Group network whose speed and reliability enables customers to fully use the benefits of their payment terms in cross-border transfers in the same way as within their own countries.

In addition to organic growth, Bank Austria Creditanstalt also continued its acquisition policy in 2004. In December 2004 it acquired Eksimbanka in Serbia, which has total assets of € 163 m and 32 branches. Together with HVB Bank Serbia and Montenegro, the combined assets total some € 365 m. Ranking fifth in the banking market of Serbia and Montenegro, the two banks employ a staff of 459 persons, who serve over 70,000 customers in 39 branches. The signing of the purchase contract for a 99.9 % interest in Hebros Bank at the beginning of November 2004 signalised Bank Austria Creditanstalt's intention of expanding the branch network of its subsidiaries, especially into central and southern Bulgaria. Hebros Bank is number 10 in the Bulgarian banking market. Together, HVB Bank Biochim and Hebros Bank have a total of over 600,000 customers and in terms of combined total assets (€ 1.3 bn) are number 3 in Bulgaria. The legal and organisational merger of the two banks is planned for 2006.

International Markets

€ m	2004	2003	Change	
Operating revenues	273	177	+96	+54 %
... after net charge for losses on loans and advances	273	177	+96	+54 %
General administrative expenses	−140	−125	−15	+12 %
Operating profit	114	40	+74	+187 %
Net income before taxes	117	67	+50	+74 %
Net income before taxes – share of Group total	14 %	10 %		
Equity – share of Group total	3 %	4 %		
ROE before taxes	55.0 %	35.4 %		
Risk-weighted assets	3,039	3,076	−36	−1 %

INM was faced with a turbulent environment in 2004: consolidation on stock markets in the first calendar quarter, high interest rate volatility with collapsing prices both of money market contracts and of bond futures in April and May, several trend changes on currency markets and an unsettled high yield market characterised the first six months of 2004. The situation also remained difficult in the second half of the year.

In spite of this difficult environment, 2004 was one of INM's best years from a total return point of view. The focus on attractive financial markets in Central and Eastern Europe as well as in Austria – where Bank Austria Creditanstalt plays a leading role – and continued diversification in trading areas have proved successful. Business activity was broadened with a focus on intensifying credit trading, reorienting equities business and expanding customer business.

One of the most successful years for trading in financial market instruments

INM's operating revenues increased by € 96 m or 54 % to € 273 m and general administrative expenses rose by € 15 m or 12 % to € 140 m. Thus the cost/income ratio was reduced further from 76.1 % to 55.2 %, a relatively low level for staff-intensive trading departments by international comparison. The net result from investments was € 9 m after € 34 m in the previous year, when major positions outside the trading portfolio were realised. When interpreting the components it should be noted that, depending on the use of instruments on the spot and derivative markets, the performance of trading operations and investment books reflected in the income statement is included in net interest income, in the net trading result, and also in the net result from investments, which in the INM business segment is largely income from operating activities. The growing net fee and commission income (+26 %) reflects the increasing importance of new issue business and customer-driven trading.

At € 117 m, **net income before taxes** was € 50 m or 74 % higher than in the previous year. The **return on equity** rose to 55.0 % (2003: 35.4 %) although allocated equity was 12 % higher (because the percentage rate for capital allocation was increased from 6.2 % to 7.0 %). After a strong reduction in past years, the credit and market risk equivalent remained more or less unchanged (–1.2 %). The INM business segment accounted for 3 % of the Group's equity capital and contributed 14 % to the Group's net income before taxes.

Structure of International Markets (INM) segment result


€m
300
250
200
150
100
50
0
34
15
19
2003
2004
Net interest income
Net trading result
Net result from investments*)
Net fee and commission income
*) In the INM segment, the net result from investments is income from operating activities

The **trading units** Currency Trading, Credit Trading, Asset Liability Management, Emerging Markets Investments (EMI) and Equities Business were primarily responsible for this positive development. Our market position in CEE currencies was further strengthened. In 2004 currency trading achieved positive results in each month and thus continued to be a major contributor to INM's profits. The Emerging Markets Investments (EMI) department achieved an excellent result, in August in particular, due to falling USD interest rates and the resulting recovery of asset prices. The well-diversified financial market segment is rounded off by equities business, in which both trading and sales units performed exceptionally well.

Diversification of trading, expansion of customer business

In 2004 the segment's business strategy also focused on **customer business** and close cooperation with INM units in **CEE**. Together with the CEE business segment, INM specialists developed a strategy which will enable the bank to offer the complete range of Bank Austria Creditanstalt's treasury products to customers in Central and Eastern Europe as well. Bank Austria Creditanstalt was able to strengthen its market position in customer business in Austria. Treasury Sales is one of the fastest growing areas of INM. The customer portfolio management strategy initiated in 2003 continued to meet with a good response, acceptance by the mid-market segment is increasing. In addition to classic hedging, the use of structured products to optimise interest rate risk and currency risk is increasing.

Supported by trends in spreads on international markets, the long-term funding position improved further in 2004. For the first time in several years, Bank Austria Creditanstalt issued several euro benchmark bonds, which were received very well by the market. Particular mention should be made of the first hybrid Tier 1 transaction, which was placed with the best spread achieved until now for any Austrian bank's issues of this nature.

Corporate Center

€ m	2004	2003	Change	
Operating revenues	23	51	–28	–55 %
… after net charge for losses on loans and advances	19	41	–22	–53 %
General administrative expenses	–63	–18	–45	+247 %
Operating profit	–59	18	–77	–435 %
Net income before taxes	–51	20	–71	–360 %
Net income before taxes – share of Group total	–6 %	3 %		
Equity	1,105	1,233	–128	–10.4 %
Equity – share of Group total	18 %	24 %		

The Corporate Center includes the expenses for central support services which have not been allocated, the results of equity interests which do not belong to the Group's core business, as well as interests in some companies which are accounted for under the equity method and holdings valued at cost. It also covers two consolidated subsidiaries, BA-CA Cayman Islands Ltd, Georgetown, a bank which manages a diversified hedge fund portfolio, and BA-CA Export Finance Ltd., London. This business segment for "residual" items also includes inter-segment eliminations.

Apart from the equity capital allocated to the segment in respect of business assigned to it, the Corporate Center also includes that part of the bank's **equity capital** which is not allocated to other business segments (in relation to the credit and market risk equivalent). Business segments are each allocated equity capital corresponding to 7 % (CEE business segment 10 %) of the risk position (credit and market risk equivalent). This surplus capital remains within the Corporate Center.

Balance sheet

The changes in the consolidated balance sheet reflect the bank's expansion in 2004. As at 31 December 2004 total assets amounted to € 146.5 bn. This represents an increase of € 9.5 bn or 6.9 % over the end of the previous year.

The expansion of the balance sheet is in large part attributable to developments in the bank's customer business: on the assets side, the growth in loans and advances to customers accounted for more than half of the increase in total assets (56 %), and on the liabilities side growth in primary funds accounted for almost two-thirds (65 %) of the increase.

On the **assets side** loans and advances to customers expanded by € 5.3 bn (6.9 %) compared with the level at the end of the previous year, mostly on account of growth in loans (+ € 4.0 bn) and real estate finance business (+ € 1.6 bn). The growth was most apparent in the area of medium and long-term financings. Loans and advances to customers by our subsidiaries in Central and Eastern Europe expanded by € 3.4 bn or 25 %, a development which was more pronounced due to exchange rate effects; Bank BPH turned in the best result with an increase of € 1.5 bn or 26 %. Bank Austria Creditanstalt AG, too, achieved growth of € 1.3 bn or 2.3 % in this area. Interbank business was further reduced in line with the trend of previous years: loans and advances to, and placements with, banks declined by € 1.1 bn or 4.5 %. The overall expansion of loans and advances was accompanied by an improvement in quality, which is reflected in a renewed 7.9 % decline in loan loss provisions. The changes in trading assets (+ 15.2 %) are explained largely by an increase in fixed-income securities (+ € 2.7 bn or + 39.2 %).

On the **liabilities side,** primary funds (including subordinated capital) increased by € 6.1 bn or 8.0 % compared with the end of 2003 and amounted to € 82.8 bn as at 31 December 2004. In this connection, amounts owed to customers (+ € 4.0 bn or + 7.5 %) and liabilities evidenced by certificates (+ € 2.2 bn or + 12.7 %) expanded at a gratifying rate. Savings deposits remained virtually unchanged at € 17.6 bn. As in lending business, growth was also achieved in customer deposits in all CEE countries and in Austria as well. Customer deposits with our CEE banking subsidiaries were up € 3.3 bn or 24 % compared with the previous year. Trading liabilities and other liabilities increased over the previous year, especially on account of hedging transactions and the expansion of derivatives business.

The € 825 m or 14.2 % rise in **shareholders' equity** to € 6.6 bn is primarily attributable to the consolidated net income for 2004 of € 602 m. A positive impact was derived from foreign currency translation, and from gains and losses recognised directly in equity in accordance with IAS 39. On the other hand, the dividend payment made in May 2004 for the 2003 financial year amounted to € 150 m.

Capital resources pursuant to the Austrian Banking Act

In 2004, the **assessment basis** pursuant to the Austrian Banking Act (banking book) increased by a total of € 5.3 bn or 8.1 % to € 70.9 bn, largely a result of the higher business volumes of CEE banking subsidiaries (and supported by rising exchange rates). Private customer business also recorded strong growth, while business with corporate customers expanded at a moderate pace. The capital requirement was consequently € 0.4 bn above the level at year-end 2003.

In 2004, **net capital resources** rose by € 185 m (+ 2.2 %) to € 8.8 bn. The increase of € 444 m (+ 8.7 %) in Tier 1 capital to € 5.6 bn resulted mainly from the retention of profits and higher exchange rates. In addition, capital resources were further strengthened by the issuance of hybrid Tier 1 capital in the amount of € 250 m in the fourth quarter of 2004. Various consolidation effects had an offsetting impact.

As Tier 1 capital rose at a slightly higher rate than the assessment basis, the **Tier 1 capital ratio** increased moderately from 7.82 % to 7.85 %. The total capital ratio declined from 13.10 % to 12.37 %.

Customer business supports balance sheet growth



Changes in key balance sheet items in € m
Change in total assets
6.9 %
Assets
Loans and advances to customers*)
7.6 %
Loans and advances to, and placements with, banks*)
– 4.5 %
Investments
4.1 %
Trading assets
15.2 %
Liabilities and shareholders' equity
Primary funds
8.0 %
Amounts owed to banks
2.0 %
Trading liabilities
4.7 %
Shareholders' equity
14.2 %
*) after loan loss provisions
–3,000
–1,000
1,000
3,000
5,000
7,000
9,000
Decrease
Increase

Outlook

Global economic environment and financial markets

The available data suggest that the global economy will continue to develop on the lines of the second half of 2004, in terms of both the growth rate and regional trends: domestic demand in the US will remain an important engine of growth notwithstanding a slight slowing of the annual growth rate, partly as a result of competitive imports. The economic boom in China will continue, with positive implications for the other Asian threshold countries. Japan is however still struggling to leave deflation behind. In continental Europe the economy, adversely affected by a protracted structural reform process, will continue to grow at a below average rate (see table).

Weak global economic trend at the turn of the year

Economic performance and forecasts

Real GDP, %	2003	2004e	2005f
US	3.0	4.0	3.5
Japan	1.4	2.6	1.1
Euro area	0.5	1.8	1.3
CEE 8 (EU 2004)	3.4	4.8	4.2
South-East Europe	4.6	6.6	4.8

Austria	2003	2004e	2005f
GDP growth	0.8	2.0	1.9
Private consumption	0.8	1.7	2.3
Investment in equipment	5.1	4.5	2.5
Investment in construction	7.0	1.3	1.9
Exports in a broader sense	1.4	7.7	4.8
Imports in a broader sense	4.9	6.3	5.2

CEE countries	2003	2004e	2005f
Poland	3.8	5.4	4.2
Czech Republic	3.7	3.6	3.7
Hungary	2.9	3.9	3.8
Slovakia	4.2	5.2	4.6
Slovenia	2.5	4.2	3.8
Croatia	4.3	3.7	3.5
Bosnia and Herzegovina	3.5	5.0	5.5
Serbia and Montenegro	1.5	6.0	4.0
Bulgaria	4.3	5.6	5.3
Romania	4.9	8.3	5.2

Bank Austria Creditanstalt Economics Department
e ... estimate; f ... forecast

Against a background of fundamental disparities in growth, which have been becoming increasingly apparent in the global economy over the years, financial markets at present appear to be very unstable. There is a risk that this instability could lead to sudden adjustments in 2005. The US dollar is still overvalued given the US current account deficit, and we expect the currency to fall further toward a rate of USD 1.45/EUR. This could be accompanied by strong volatility, and the US dollar may even decline to below this level. On the other hand, the current low interest rate levels on the bond markets are seen as exaggerated, particularly as crude oil prices remain firm in a range between USD 36/bl and USD 40/bl (not including the geopolitical risk and the risk of sabotage). US monetary policy will continue to focus on a normalisation course until the middle of the year, targeting a key interest rate level of 3.50 %. It is conceivable that the European Central Bank may raise its refinancing rate to 2.50 % by the end of the year to prevent excess liquidity and the formation of an assets bubble.

Economic developments in our core markets

Our **core markets** will not be able to isolate themselves from the weak economic environment in 2005. This applies to Austria, located on the cutting edge of economies which are mature and growing only slowly, and those which are young and dynamic. And it is applicable to Central and Eastern Europe, whose industry is in the meantime firmly integrated in the global economy. Taken together, our core markets are among the best performing regions in Europe; growth will more or less match the levels recorded in the second half of 2004.

Above-average growth in our core markets also in 2005

▶ In **Austria,** the second stage of the tax reform and higher employment levels in the services sector will support incomes and consumption. Investment will expand a little more slowly, while foreign trade, in terms of both imports and exports, will fall far short of the growth rates seen in 2004. We therefore expect the economy to grow by a real 1.9 % in 2005, following a rate of 2.0 % in 2004.

As regards credit demand, personal loans will continue to rise at a disproportionately strong rate (+7 %), and corporate loans will accelerate slightly (+5 %). After many years of excess liquidity and structural adjustment within the economy, banks are again playing a bigger role in the area of corporate financing. Monetary wealth formation will probably more or less equal the € 17 bn of the previous year (without taking changes in exchange rates and market prices into account). In this connection retirement planning schemes offered by institutional providers and defensive investments in mutual funds will continue to grow in importance.

▶ In **Central and Eastern Europe** we expect real GDP growth of 4.2 % for the new EU member states and 4.8 % for the candidate countries. The slight decline over the previous year is however not as significant because the economy of the region grew exceptionally strongly at the beginning of 2004. In 2005, economic growth will be driven by investment, which is likely to accelerate to some 8 % on account of the activities of multinational companies and the countries' growing integration in the global economy. The growth of private consumption, at an estimated 4 % in the new EU member states and more than 7 % in the candidate countries in South-East Europe, has been the engine of economic growth in the last few years and is likely to reach similar levels in 2005. The impetus for economic growth varies from country to country. It can partly come from general economic developments, as in Poland, from a decline in inflation, as in Slovakia, or from special factors such as Romania's tax reform. The direct EU payments to farmers will also boost consumption, especially in Poland. Growth in consumption will in 2005 weaken slightly in some countries where incomes have risen sharply in the last few years (e.g. Hungary), or where credit growth has been particularly strong (e.g. Croatia).

The economy of the region would grow even more strongly were it not for the planned reduction of budget deficits. According to the draft budgets for the respective countries, the most far-reaching measures in this regard are being taken by Poland and Hungary. Croatia also has plans to substantially cut its budget deficit.

This is one reason why the restrictive monetary policy can be gradually eased. Interest rates are likely to fall slightly across the region, given the strength of the CEE currencies and a moderate rise in unit labour costs. Here, too, the convergence process will continue.

In 2005, the growth in credit will match the previous year's level of about 15 %. In percentage terms, the financial intermediation process is most pronounced in Bulgaria and Romania, but it is more significant in Poland (partly due to exchange rate effects as a high percentage of loans is denominated in foreign currency), the Czech Republic and the other countries. Deposits were supported by the favourable liquidity levels of the corporate sector last year, a trend which we expect will develop on a broader basis through the increase in monetary wealth formation among private individuals, especially in Poland.

Outlook for Bank Austria Creditanstalt's performance in 2005

The steady upward trend experienced in the past few quarters has given an impetus to Bank Austria Creditanstalt's business which continues into 2005. We also expect positive income trends for the rest of 2005. On the one hand, the economic situation of our core markets provides far more potential than other European countries. On the other hand, Bank Austria Creditanstalt's Group strategy sets clear priorities: expanding in business segments which create high value while maintaining cost control and containing risks. The introduction of **value-based management instruments** focusing on AVE (Added Value on Equity) will increase performance transparency and help to implement these priorities. Capital allocation will thus be tightly focused on high growth and high return business and customer segments.

Group targets for 2005 envisage continued strong growth of volumes and income as well as continual improvement of productivity measured against the cost/income ratio so that the return on equity can grow towards the medium-term target of 15 %.

We plan to fully exploit the opportunities for growth in **CEE**. In line with our strategy and our value-oriented target of using equity capital efficiently we will substantially increase the employment of capital in CEE. Our market presence throughout CEE will be of great benefit to us. Above-average economic growth, accelerating financial intermediation and progressive market penetration with modern banking products bode well for continued growth in volume and revenues. We will use this favourable market environment with due regard to risk and increase our added value by intensifying business with international corporates throughout the Group as well as by broadening the local base of customer business through our retail initiative.

In **Austrian** customer business we see a somewhat differentiated picture. Based on our strong market position and our range of services tailor-made to meet customers' requirements, we expect tangible volume growth in private customer business while maintaining margins at present levels – and thus further revenue growth. As far as corporate business is concerned, we will have to optimise our business portfolio. This means that in line with the principle of value-based Group management, we will increase the share of equity allocated to private customer business and simultaneously continue to adjust the share of equity allocated to corporate business, especially in the SME market segment. We expect further improvements in the cost/income ratio from the reorganisation measures initiated in 2004 and implemented in 2005 with a view to enhancing efficiency in back-office activities.

Further expansion in high-return areas and efficiency enhancement in sales and back office. 2005 target for net income before taxes: € 1 bn

The widely diversified structure of our trading activities and investment portfolio leads us to expect International Markets to make a profit contribution matching the previous years' level – with the usual reservations with regard to unpredictable trends in financial markets.

On the basis of Group planning figures, we expect net income before taxes to exceed € 1 bn in 2005. Bank Austria Creditanstalt has set itself new profitability targets: the bank aims to reduce the cost/income ratio from currently just under 65 % to a level below 60 % in the medium term. The ROE after taxes is to rise to 15 % in the medium term. (The previous ROE target of 13.0 % before taxes rises to 13.8 % as a result of goodwill not being amortised.) These targets bring Bank Austria Creditanstalt within reach of the levels achieved by comparable European banks with a similar business model.

Bank Austria Creditanstalt on the Stock Markets

Top performance among European bank shares

Since the successful launch of Bank Austria Creditanstalt shares on the stock market in July 2003, the share price has performed very strongly and substantially increased shareholders' assets. With a gain of 67 % (total return) since the beginning of 2004, the BA-CA share has been among the top-performing European bank shares, clearly outperforming the European EuroStoxx/Banks index, which advanced by 11 % in the same period. Even the Austrian ATX stock market index, which gained 57 % and thus developed more favourably than major international stock markets for the fourth consecutive time, lagged behind the performance of BA-CA shares.

Further details on the BA-CA share are given on the inside front cover

The strong increase in the BA-CA share price reflects the fact that we consistently implemented our growth strategy and made steady progress toward reaching our profitability targets for 2006. In the 2004 financial year, our results improved from quarter to quarter, in some cases clearly exceeding the expectations of analysts and investors. The capital market recognised this performance.

Strong growth in value since the IPO

Since the initial public offering, Bank Austria Creditanstalt shares have been an attractive investment both in relative and absolute terms. An investment of € 1,000 in BA-CA shares at the time when they were offered in July 2003 was worth more than € 2,320 (including the dividend payment) at the end of 2004. Compared with the offering price of € 29, the value of BA-CA shares more than doubled within only 18 months, gaining 129 %.

Market capitalisation



5,955
140
5,815
7,087
954
6,133
9,778
3,137
6,641
30 Dec. 2003
30 June 2004
30 Dec. 2004
Implicit value creation
Shareholders' equity

Shareholder structure: geographical distribution of investors (excl. HVB)

In 2004, Bank Austria Creditanstalt's market capitalisation rose in line with the share price increase, to € 9.8 bn. This figure compares with € 4.3 bn when BA-CA shares were issued in July 2003, and € 6.0 bn at the end of 2003. On the basis of the figure for shareholders' equity stated in the balance sheet at year-end 2004 (€ 6.6 bn), the stock market valuation of Bank Austria Creditanstalt implies an increase of over € 3.1 bn in the bank's market value.

Stock indices and turnover

In the ATX, the key Austrian stock market index representing the top 19 companies, BA-CA shares are weighted at about 8 %. BA-CA shares are also included in the ATXFive (top 5 companies) and in the ATXPrime (entire market). The average daily turnover in BA-CA shares on the Vienna Stock Exchange was 152,000 shares. With a total turnover of almost € 1.9 bn in 2004, the BA-CA share was among the most actively traded equities on the Vienna stock market, ranking fourth among the equities included in the ATX index.

Since 14 October 2003, the Bank Austria Creditanstalt share has also been listed on the Warsaw Stock Exchange. On 20 December 2004, BA-CA shares moved from the WIG 20 index to the MIDWIG index, which includes 40 companies. At 6.4 %, the BA-CA share has the strongest weight in the MIDWIG index. Moreover, the BA-CA share is a component of the Polish WIG/Banks index, with a weight of 8.3 %.

The BA-CA share is also included in the DJ EuroStoxx/Banks index and in several FTSE and MSCI indices. Based on its strong performance, the BA-CA share ranked seventh among the 300 equities covered by the FTSE Eurofirst 300 index. This index includes Europe's 300 largest companies by market capitalisation, which together represent some 70 % of the total market capitalisation in Europe.

Shareholder structure

Bayerische Hypo- und Vereinsbank holds a majority interest of 77.5 % in Bank Austria Creditanstalt's share capital. No other shareholder owns more than 5 % of the share capital. Thus the remaining 33,031,740 shares, which represent 22.5 % of the share capital, are free float.


UK 38 %
USA 12 %
Europe excl. UK and Austria 43 %
Austria 4 %
Rest of World 3 %
8 July 2003
(allotment)


End of 2004
UK 26%
USA 43%
Europe excl. UK and Austria 26%
Austria 4%
Rest of World 1%

At the end of 2004 we commissioned a survey of Bank Austria Creditanstalt's shareholder structure. Compared with the subscription results in July 2003, the results of the survey show that the proportion of free float held by US investors rose strongly, from 12 % to 43 %. US and British investors together hold almost 70 % of the free float. The remaining 30 % is spread over West European countries, with Austrian investors still accounting for only 4 %. This shows that BA-CA shares meet with broadly-based international acceptance. Of the more than 33 million shares in free float, over 98 % are held by institutional investors, and the remaining shares are held by private customers and employees of the bank.

Capital market communication

In May 2004, Bank Austria Creditanstalt held the first **BA-CA Investors' Day** in Vienna. The members of BA-CA's Managing Board informed about 30 analysts and institutional investors about strategic objectives, the latest developments and progress made in individual business segments. On that occasion, we confirmed the targets we aim to achieve by the end of 2006, primarily the ROE target of 13 %.

http://ir.ba-ca.com

In addition to the Investors' Day, which is to be established as a regular feature of Investor Relations activities, we actively sought contact with **analysts and investors** again in 2004: 215 one-on-ones during conferences and roadshows in Europe and in the US, 4 conference calls for analysts and regular contacts with the Moody's and Standard & Poor's rating agencies. Furthermore, we were invited to present Bank Austria Creditanstalt at 15 specialist conferences organised by banks. The strong interest in the Bank Austria Creditanstalt share is also reflected in the number of analysts covering the BA-CA share: in 2004, the number rose from 10 to 21. The current recommendations given by individual investment houses are available on the Internet at Bank Austria Creditanstalt's Investor Relations platform at "The BA-CA Share/Coverage".

Our declared objective is to achieve a fair valuation of the BA-CA share through active, timely and continuous communication combined with high transparency. Therefore we try to optimise our services for analysts, institutional investors and retail investors on an ongoing basis.

Most recently, bond analysts and investors have shown increased interest in information on Bank Austria Creditanstalt. While Investor Relations activities have so far focused on BA-CA shares, the IR team will intensify communication with bond analysts and investors in the future.

Contact details on page 184

Proposal of a significantly higher dividend

A proposal will be made at the Annual General Meeting on 19 May 2005 to pay a dividend of € 1.50 per share for the 2004 financial year, € 0.48 more than for 2003. We will thus increase the dividend payout by 47 %, from € 150 m to € 221 m, with the payout ratio rising slightly, from 33.9 % to 36.7 %.

In this way we want all our shareholders to directly benefit from the record results for 2004. Moreover, the increased dividend reflects management's confidence that we will be able to further enhance our profitability in the coming years and achieve the targets communicated to the capital market. Our capital resources will continue to increase in the future through profit retention, providing a strong base for further expansion and acquisitions.


Dividend and earnings per share (in €)
Payout ratio (in %)
1.02
2.71
1.02
3.40
1.50¹⁾
4.09
2002
2003
2004
38%
34%
37%
116
150
221
2002
2003
2004
Dividend per share (in €)
Earnings per share (in €)²⁾
Dividend payout (in € m)
Payout ratio³⁾

1) proposed
2) based on average number of shares
3) dividend payout in % of net income



Bosnia and Herzegovina in art | Zlatan Filipović

Fragmented, 2002
MiniDV, colour, 8'15", 4F production

Zlatan Filipović was born in Sarajevo in 1973. "Fragmented" is a visualisation of a damaged video message, which can for this reason only be partially received by the viewer. This leads to a play of time and space – possibly the fragment of a journey. The viewer is left uncertain of the video's intended message before being gradually enveloped by a relaxing sense of space.


FLATRON

Austria in art






Macedonia in art
Antoni Maznevski

A SE ESSE, 1998
Ready-made sculpture

Antoni Maznevski was born in Skopje in 1963, the city where he is still living and working today. Since 1993 he has been preoccupied with installations, which, like his previous pictures, focus on the dominance of technology, information and mass-produced cultural values. Maznevski for example creates a "landscape" of television sets: "screens" (canvases painted in the colours of the spectrum) and television screens on which a thin line is all that remains of the picture. The line on the screen – the horizon of our cultural landscape?

Photo: Archiv Sammlung Essl / © Antoni Maznevski, courtesy Sammlung Essl Privatstiftung, Klosterneuburg / Austria

Our Financial Targets and their Implementation

Bank Austria Creditanstalt wants to be the leading bank in its core markets and core business. We fulfil an important task in HVB Group with our business model, which combines the mature Austrian market with growth markets. The stock market has clearly recognised this vision. Our owners and investors value Bank Austria Creditanstalt at € 11 bn, an increase of 85 % since the beginning of 2004. This high stock market valuation anticipates future strong growth in profits.

We want to improve our performance in customer business and continue to develop our business portfolio to fulfil these expectations. Top-down requirements, i.e. the value growth we seek to achieve as expressed in planning targets, and numerous concrete bottom-up measures for enhancing earnings from our business are thus two aspects of the same topic. Through our newly structured planning and monitoring process we combine these two aspects – external demands and internal performance.

In line with the principle of value-based management we want to create value for our owners. This is not a one-dimensional concept. It includes not only the restructuring aspect but especially also the growth aspect. To create value we will expand in those business segments and sectors which generate a return above the cost of capital, and we will primarily allocate capital to these areas. In business segments and areas with inadequate returns we will do our utmost to raise the ROE to a level above the cost of capital.

The bank's multi-stage management system uses the benchmarks of our medium-term planning, which are derived from a comparison across benchmark banks in our peer group, in line with capital market practice. Controlling operationalises these targets at the level of group and segment management (macro level) and breaks them down to the individual product level (micro level).

Medium-term targets updated

In its most recent medium-term planning process covering the period 2003–2006, Bank Austria Creditanstalt set itself the target of achieving a return on equity after taxes of 13 % by 2006 and of reducing the cost/income ratio to 63 %. In 2004 we made good progress on our target path: the ROE after taxes increased from 8.7 % to 9.7 % and the cost/income ratio declined from 69.9 % to 64.9 %. Our new medium-term targets are an ROE of 15 % after taxes and a cost/income ratio of under 60 %. It should be noted in this context that the new IFRS 3 involves a change in accounting principles: goodwill will not be amortised but tested for impairment. As a result of this change, reported profit increases slightly. Under the new method, the ROE after taxes for 2004 would be 10.9 % rather than 9.7 %, and the (previous) ROE target of 13.0 % for 2006 rises to 13.8 %. Our Group planning envisages profit growth of about 15 % annually until 2007.

Value-based management

One of the bank's basic principles is management by performance transparency. In order to reconcile the capital market aspect with our business policy, we have defined **Added Value on Equity (AVE)** as a compact performance measure. This key performance measure encompasses growth, profitability and capital costs as value-leveraging factors. AVE is defined as that portion of net income after taxes which exceeds the cost of capital. It can be determined for each level of the income statement. The cost of capital, i.e. the minimum return on equity which the market expects a bank with our risk profile to generate, is currently 8.5 % at the level of the bank as a whole.

Updated targets



in %
16
14
12
10
8
6
4
2
0
8.4
10.1
10.9
13.8
15.0
6.5
8.7
9.7
13.0
*)
69.3
69.9
64.9
60.0
71
69
67
65
63
61
59
57
2002
2003
2004
2005
2006
medium term
Return on equity (ROE after taxes)
New target
Former target
Cost/ income ratio
*) Effect of the change pursuant to IFRS 3 (no amortisation of goodwill)

"In order to be among the best, our performance has to meet the demands and expectations of our customers and shareholders. Our success is determined by competition for customers and capital. Our customers expect top performance, innovation and reliability, and our shareholders expect a return matching the best in the market. For this reason we have firmly established a value-based management system (AVE) in the Group, in order to achieve our financial goals by targeted allocation of capital. The trend in our market capitalisation shows that we are going in the right direction."



Stefan Ermisch, *Managing Board member, Chief Financial Officer*

Implementation

The **reallocation of capital** is the most important measure to achieve our medium-term earnings targets. Without reducing the capital allocated to individual business segments in absolute terms, the divisions which generate returns above the cost of capital will be expanded on the basis of increased capital allocation. Thus the relative share of equity capital of highly profitable business segments will rise, and so will the total value of the bank. In order to realise this growth in business operations, we set the following strategic priorities:

▷ Further strong expansion of business volume and revenues in **Central and Eastern Europe.** The combination of growth, increasing financial intermediation and the rapid market penetration with modern bank products suggest that this business segment will achieve by far the highest growth and – in view of the slender organisational structures – the greatest value enhancement. Accordingly, the capital available in the bank will primarily be allocated here, either by way of organic growth (retail initiative, expansion of branches and mobile sales units, corporate finance business and business with small and medium-sized companies) and through acquisitions whose business case promises early coverage of the cost of capital.

▷ Further expansion and modernisation of **retail customer business** in Austria. This segment continues to be a mainstay of our core business. Developments in 2004 showed that growth is possible even in a mature market. At the same time the rationalisation and industrialisation of banking are at the top of the agenda in 2005, too. As a result of the high value creation we will increase the capital allocation in this area, too.

▷ We will take a differentiated approach to **corporate customer business** in Austria. Starting in 2005, business in this segment will be divided up. The SME segment will be disclosed separately in order to focus on it for business policy reasons and to achieve improvements in terms of provisioning, profitability and cost intensity. In business with large corporates we will intensify our advisory services, the successful Integrated Corporate Finance approach and international business. Due to its proximity to capital markets this segment requires a lower allocation of capital over time and already reflects a high degree of value creation.

▷ In **International Markets** we will further diversify proprietary trading and expand sales, new issue business and advisory services for our customers. Due to INM's business policy focus, the share of equity capital allocated to the business segment will remain unchanged at the current low level, although profitability is highest in this segment.

Higher share of equity capital in profitably growing segments

▷ We will continue to place emphasis on **risk management,** not only in corporate business in Austria but also in connection with expansion in CEE. We will improve our current exposure by using derivatives and the secondary market.

▷ In general, we want to create **performance transparency** at all levels of the bank: we want to implement our value-base management system not only at the overall bank/business segment level but down to the levels of business sectors, customer groups and individual transactions. The entire bank is required to think in terms of **value management**, which will also be reflected in the incentive system for bank staff. In the areas of back office, administration and settlement, we expect increasing **specialisation** and outsourcing into service subsidiaries to result in greater transparency of service flows, more flexible costs and a significant improvement in efficiency and quality. Our **Human Resources** division will focus on a culture of excellence and empowerment, and will prepare staff by way of training, development and best practice.

Customer Business in Austria

Bank Austria Creditanstalt's business model focuses on the mature Austrian market and on the growth market in CEE. With a market share of almost 18 %, BA-CA is the leading bank in Austria and the undisputed market leader in several business areas. Austrian customer business (for segment reporting purposes, this comprises the business segments Private Customers Austria and Corporate Customers Austria) accounts for some 65 % of risk-weighted assets, 62 % of operating revenues and 49 % of net income before taxes. Given the volume of customer business in Austria, it is not only one of the major sources of revenue for the bank but also an area – though in a mature market – which we expect to make a substantial contribution to the bank's value creation in future years.

In Austria, BA-CA serves some 1.8 million private and business customers as well as 32,000 corporate customers.

Share of customers (x% are customers of the bank)	2004
Private customers	17 %
... of which in Vienna	50 %
... of which high net-worth individuals	27 %
Business customers	27 %
Small businesses (annual turnover up to € 7 m)	38 %
Medium-sized businesses (€ 7 m to € 40 m)	64 %
Large companies (over € 40 m)	86 %

Market share (x% of the Austrian banking market)	2004
Loans	19.5 %
Customer deposits	15.2 %
Mutual funds (Capital Invest)	16.2 %

Austrian customer business comprises the core banking business of Bank Austria Creditanstalt AG and the consolidated subsidiaries Asset Management Gesellschaft (AMG) and Capital Invest in the investment sector; BANK*PRIVAT*, whose business volume is included in BA-CA, and Schoellerbank, an independent entity, in the private banking sector; the leasing sub-group of companies and Real Invest, a company specialising in real estate.

The financing volume of BA-CA AG was € 68.5 bn, total investments (including securities held in safe-custody accounts) exceeded € 82.8 bn (see charts).

Stages of development and strategy

Austrian customer business reflects various stages of development: after completion of the multi-year integration process between Bank Austria and Creditanstalt, the two banks merged in **2002.** Under the "Bank zum Erfolg" project, we gradually harmonised and ultimately unified the organisational structure, product ranges and management systems as well as processes and data systems.

In **2003** we removed divisional barriers and started to gear the sales organisation to the entire customer base. Products reflected on the liabilities side of the balance sheet were put under a single management and – in line with our customer-centred strategy – designed to meet concrete needs of our customers. As part of this process, we abandoned the excessively complex and inflexible matrix of customer groups and product areas. In 2003 we also started to use a structured sales approach, supported by data mining. Initial experience gained in this context was very encouraging.

Finally, in **2004,** we launched the multi-year programme **"Fit for Sales"** and completed its initial stages. "Fit for Sales" is not a project, it is aimed at sharpening the focus on sales through a number of individual measures implemented on the basis of learning processes during current business activities. In the middle of 2004 we combined all **product areas** – on both sides of the balance sheet, and all services – in a single division. The reorganisation of customer service and product management was accompanied by the **"Marktfolge"** project, which involves a clear-cut division of labour between customer business, on the one hand, and back office and settlement activities, on the other hand. This clear separation relieves staff in the sales units of administrative work and enables them to concentrate on sales (see also the section entitled "Organisation and IT").

"... we direct sales units towards active selling – using modern marketing methods, by way of training and stronger performance orientation – we are doing it to get closer to the actual needs of our customers. ... we offer solutions which exactly fit standard problems, we can simplify business and save time. If we combine and outsource back-office activities we further improve quality and speed. Customers therefore also benefit from all the measures taken to increase efficiency."



Willibald Cernko, *Managing Board member with responsibility for customer business in Austria*

Basically, Bank Austria Creditanstalt's **sales strategy** aims at

▶ giving guidance to sales staff on the process of meeting the needs of dynamically defined target groups by actively selling products and services to them, as well as providing the relevant marketing, controlling and human resources instruments required for this purpose (as is common practice in any modern retail business);

▶ standardising and pre-structuring products wherever this meets customers' needs. Reducing business complexity is in the interest of both customers (convenience) and the bank (costs, competence);

▶ enhancing the quality and efficiency of downstream processes (following the customer transaction) through specialisation, concentration and possibly outsourcing (back office and settlement).

"Fit for Sales"

The "Fit for Sales" programme was started in 2004 and will continue in 2005. This is not a "hard selling" exercise. Rather, the programme aims at reorienting the sales organisation towards active selling, or more precisely, focusing marketing efforts on customer needs. Surveys show that most customers feel they are getting better service if the bank maintains more intensive contact with them and refers to opportunities available to them. The "Fit for Sales" programme encompasses the following dimensions:

Reorientation of sales towards active selling

▶ **Sales channels:** branches, electronic banking and mobile sales units as well as the call centre are coordinated to create a multi-channel architecture. In day-to-day business and in sales campaigns, the bank uses all sales channels in a structured form, ranging from personal contact to mailings and telephone calls all the way to follow-up and advisory talks.

Customer business of Bank Austria Creditanstalt AG


Financing business
€ 68.5 bn
Investments
€ 82.8 bn
80
70
60
50
40
30
20
10
Personal loans
13.9
Working capital finance
11.6
Export finance
9.0
Investment finance
24.3
Loans for which the bank acts as intermediary
Contingent liabilities (guarantees, ...)
6.5
2004
10.4
Sight deposits
8.1
Time deposits
16.8
Savings deposits
6.0
Own issues
14.1
Own mutual funds
Wohnbaubank issues
23.2
Securities (third-party mutual funds, bonds and shares held in safe-custody accounts)
Investments for which the bank acts as intermediary (mainly building society savings agreements, insurance policies)
3.3
2004

The **branch** still forms the hub of the customer relationship. We have further advanced automation in branch offices, and this development meets with a high level of acceptance on the part of customers. Today almost one-quarter of the bank's customers use **electronic banking** services, along with other channels. **Mobile sales units** have doubled their business volume over the past two years, thus writing a success story: flexible arrangements for customer calls, entrepreneurial initiative and regional mobility have increased the business volume generated by mobile sales units, especially in the area of long-term loans, and strengthened the bank's overall sales performance. About 120 mobile advisers of the subsidiary BA-CA Finanzservice GmbH and 25 Finance Centre partners as well as 1,700 external sales partners support the bank's customer business. In 2005, the activities of mobile sales units will focus on securities business.

Mobile sales units: a success story

▶ We support the service-and-sales culture through intensive **management/sales coaching and training.** In 2004 we carried out a comprehensive training programme with a view to enhancing sales competence and telephone skills. Other focal points were the structured planning of customer calls, resource optimisation and transaction closing skills. We aim to offer an active customer service approach which is forward looking and meets customer needs via all our sales channels. We use competitions and sales incentives to encourage the change in attitude this requires.

▶ **Direct marketing and campaign management:** refined statistical methods used in data mining enable us to identify specific customer needs and business potential. In coordination with marketing campaigns, between 150,000 and 200,000 references to sales opportunities are sent to staff in sales units every month and are followed up systematically. This quantitative support sharpens the eye for customers' actual needs and purchase probabilities and helps to focus sales efforts on fast-growing segments and current customer problems. Customer segmentation is now based on a dynamic approach instead of statistical sociological criteria. The dynamic approach links demand potential in all customer groups with sales channels and suitable standard products from the range offered by the bank, without any divisional barriers. The frequency of customer contacts is measured and controlled to ensure a level of service intensity that is appropriate to customers' needs and the use of the bank's resources.

▶ The bank uses refined **sales controlling** instruments with concrete targets broken down to the level of individual account managers. A new branch reporting system with specific and detailed targets provides a structured framework for their activities during the week and is seen as a decentralised self-management tool. Performance transparency is combined with a new incentives system at the individual and team levels. The reform of the bank's internal service regulations is paving the way for more flexibility in the use of human resources and gives a stronger weight to performance-linked remuneration.

▶ **Sales processes and IT support:** we are working on improving the front-end system for account managers to provide them with a real-time overview of the customer status. Work is also under way on a pipeline tool for relationship managers of corporate customers for the professional management of potential business opportunities.

Sales performance

In the past two years, the "Fit for Sales" programme produced tangible results reflected in the volume of new business in the retail business segment.

Growth rates/new business	2003	2004	€ m
Construction and home loans	+59%	+34%	2,868
Consumer loans	+38%	+27%	1,213
Overdraft facilities	+18%	+2%	1,091
Motor vehicle leasing (units)	+6%	+87%	3,148
Sales of Capital Invest mutual funds	+32%	+62%	1,790
Sales of BA-CA's own issues	+36%	+11%	1,214
Building society savings agreements (units)	+5%	+3%	90,233
Insurance policies	−13%	+19%	270

In 2005 we will introduce new **customer service models:** we will define basic types of account managers for private customers and corporate customers with a focus on standardised products and services, and top relationship managers for customised advice with a broader service competence. These customer service models will be reflected in job profiles, career paths and in basic and advanced training programmes. BA-CA's in-house **Sales Academy** (SALAC) takes a new approach in upgrading the sales career path: the higher the performance-related classification, the higher the training levels and the bigger the rewards in the form of incentives.

New business segmentation from 2005

In business with private customers, the bank's value-based management approach concentrates on credit expansion, the success of high value-added investment products, a proper balance between standardisation and customised service, as well as efficiency gains and a declining cost/income ratio. In the corporate banking sector we expect that overall lending volume will stagnate, but we expect stronger growth in capital market instruments and advisory business pursuant to our integrated corporate finance approach. Moreover, we are working to further reduce the provisioning charge.

A differentiated analysis by major customer groups shows that there are market segments in which revenues are comparatively low or which are associated with disproportionately large administrative expenses and provisioning requirements. This applies to the group of business customers within the business segment previously referred to as Private Customers Austria, and to small businesses within the Corporate Customers Austria segment. From the first quarter of 2005, these areas will be combined into a newly-created separate SME business segment (in addition to the Private Customers segment proper and the remaining Corporate Customers segment). We will thus achieve higher performance transparency while creating the basis for target group-focused service and enhanced profitability in the SME segment, as this business is capable of being standardised to a large extent.

Product policy

Unlike other banks in Austria, Bank Austria Creditanstalt has integrated product management and development in a single division. First, this reflects our basic philosophy: the needs of customers – both private and corporate customers – determine the use of products, rather than the other way round. Second, by pursuing a consistent product policy we aim to avoid internal conflicts of interest between product groups ("cannibalisation") while intensifying cross selling. Third, joint product development considerably shortens the innovation cycle, which is relatively long in the financial services industry anyway. Fourth, we intend to keep value creation in-house to the greatest possible extent, by covering standard applications with our own products.

Customer needs determine use of products

Standardised products and discretionary advice are provided to all customer groups. This is not in contradiction to customised service: most of the needs of private customers at various stages in their lives, but also in the life cycle of companies, and even in day-to-day business with large corporates, can be met more easily and at lower cost with standardised solutions and services, frequently via electronic sales channels, than through a number of individual decisions. Reducing the complexity resulting from the enormously wide range of available products is a task seen by Bank Austria Creditanstalt as an important part of its banking services and advisory competence. In liabilities-side business in particular, it is essential to offer a consistent, reduced range of products that meet appropriate risk/return standards and are geared to the basic needs of saving / investing / making provision for the future, while at the same time responding to trends in demand and investment styles and to changes in the market environment. In this connection, the assets side is frequently interlinked with the liabilities side as many private individuals are borrowers and investors at the same time.

In the top segments of business with private and corporate customers, the bank continues to focus on providing customised advice which covers the entire range of financial market products, including trading, safe-custody account transactions and specialist third-party products. We serve these customer segments with our range of asset management services and through our private banking subsidiaries BANK*PRIVAT* and Schoellerbank.

Financing activities

In the Private Customers segment, the "Flexible Residential Construction Loan" supported efforts to expand market share in the area of private loans. The positive impact of the product was not only limited to the time of its promotion and the successful advertising campaign at the beginning of the year, but also extended to the remaining part of the year. With this product, the borrower can change the terms and conditions during the term of the loan. New lending business increased by 30 % across the segment, with residential construction financing and consumer loans making a significant contribution to this result, especially on account of the successful operations of the mobile sales units. The bundling of back office activities into specialised units located in Vienna considerably shortened the processing time for loans. For this reason, we will in 2005 again focus on flexible financing and on enhancing loan processing procedures. We are moreover also refining our campaigns by data mining and by analysing customers' needs.

Financing: strong growth in personal loans, export finance and guarantees

Changes in 2004 in € m



+17 %
Construction and home loans
+16 %
Consumer loans
–3 %
Overdraft facilities
+1 %
Working capital finance
–0 %
Investment finance
+6 %
Export finance
+4 %
Loans for which the bank acts as intermediary
+9 %
Contingent liabilities
–200
0
200
400
600
800
1,000
1,200
1,400

We have successfully addressed the **business customer segment** through sales campaigns geared to the needs of business customers, and by promoting our personal advisory services. Our core business – working capital facilities and investment loans – remained stable, growing by 5 %. Cross-selling activities prompted an increase of over 25 % in the new volume of contingent liabilities. In 2005, our campaigns aimed at business customers will focus on providing standardised advisory services according to need groups with the aim of achieving selective growth and higher profitability. The creation of the new SME segment will ensure appropriate transparency.

Financing volume in the **Corporate Customers segment** remained stable in 2004. While companies' high liquidity levels were for the most part responsible for the moderate increase in demand for working capital facilities and investment loans, the rise in guarantees and export financing was more pronounced. The stronger upturn was partly a result of our "export initiative" campaign. In 2004, lending business focussed on improving the quality of the loan portfolio. The share of the higher rating classes (1–3) consequently increased by 4 percentage points to 69 %.

Innovative products strengthen capital base of mid-market segment

Pursuant to our **Integrated Corporate Finance** approach (ICF) we see loans in the wider context of corporate finance. Besides individual investment and project financing, this involves viewing a company's financing structure in its entirety. Traditional loans go hand in hand with structural analysis and an optimisation of the company's rating; companies are then better equipped to handle the shift from the credit market to the capital market. Under our "RatingBeratung" service (a rating advisory service) we provide companies which welcome a certain degree of transparency with details of the criteria for their credit rating and the bank's risk-adjusted pricing approach. Where appropriate, **medium-sized companies** and newly-founded enterprises have access to a broad range of classic and innovative products to help them improve their capital base and financing structure: with the new **"KapitalmarktKredit"** product we succeeded in bridging the gap between capital market-related and standard financing. The terms and conditions are based on a reference rate, and are annually adjusted on the basis of the company's key data (e.g. the equity ratio). An improvement in the company's credit rating according to these contractually specified criteria will in turn lead to more favourable terms and conditions. This innovative loan product will be further promoted in 2005.

The bank introduced the **"Bündelanleihe"**, a bond issued jointly by several medium-sized companies, to extend the issuance of corporate bonds to include medium-sized as well as large companies. The product is offered either with or without a capital guarantee. The **Corporate Bond Basket** gives a small number of dynamic small and medium-sized enterprises the opportunity to raise long-term subordinated loans resembling equity capital, while allowing investors to participate in the company's profits. The company's ownership structure is not affected, and the invested capital is fully guaranteed by Austria Wirtschaftsservice GmbH.

In 2005, efforts will especially concentrate on examining our loan portfolio together with our corporate and business customers to ascertain the feasibility of including alternative ICF products. These cover factoring, leasing solutions, mezzanine finance and participation capital; in this context our subsidiary BA-CA Private Equity GmbH creates various fund-based structures and brings together investors and high-growth companies. The alternative ICF products are not intended to entirely replace, but rather upgrade, the SME loan. They enhance flexibility and strengthen the permanent capital base at market-based terms and conditions, in the interest of both corporate customers and the bank.

Investments

The volume of **savings deposits** managed at Bank Austria Creditanstalt AG at the end of 2004 again roughly matched the level of the previous year, and was supported by a marketing campaign during the fourth quarter. The ErfolgsCard made an important contribution in this regard – 6 % more units of this electronic savings book were issued than in 2003 – as did the "conservative" KapitalSparbuch with its various periods of maturity and special interest rates. Even today savings books, as a basic savings form, are still viewed as an educational tool, and enjoy an almost emotional status among savers. On World Savings Day, we issued the eleventh savings book in our design series with a cover designed by the artist Gunter Damisch. Apart from providing direct customer contact and a motive for saving, savings books are also a refinancing source of over € 17 bn and thus a significant factor for the bank. Time and sight deposits, on the other hand, declined, which reflected the good liquidity position and sensitivity to interest rates among corporate customers. In 2004, we concluded 91,000 (+3 %) new contracts for building society savings schemes with our cooperation partners Bausparkasse Wüstenrot and s-Bausparkasse.

In line with the motto "safety before profitability", investors' interest in the medium and longer-term segments of the bond market grew increasingly on account of the disappointment resulting from the poor performance on the stock exchanges from 2000 to 2003, as well as other factors which caused investors to feel insecure. Fixed-income securities and securities plans continued to be popular among investors. Our efforts to satisfy this demand as far as possible with our own securities were very successful in 2004: with 68 **issues** (including private placements), we were able to place a total volume of € 3,790 m. Demand for mortgage bonds was particularly strong, illustrating the need for security among investors. BA-CA sales units were able to sell € 618 m in issues of Wohnbaubank AG, which qualify for preferential treatment in regard to capital yield tax, an amount more or less equal to the level achieved in 2003.

Capital-guarantee products were geared towards bullish investors who nonetheless wanted to hedge against the possibility of capital loss. Depending on the specific product (BA-CA BonusZertifikat, Kapitalgarantie or Up&Down GarantieAnleihe) the main feature was the capital guarantee or the upward potential of an index (basket); as the products involved various maturities and repayment scenarios, the bank was able to meet any investor preference.

Managed investment products very successful

Our strategy of meeting customer needs by offering standard solutions with a high level of internal value added was completely vindicated by the market success enjoyed by **managed products.** CEE-linked guarantee products were the success story of the year, and Capital Invest, our mutual fund company, has achieved a virtually unassailable position as competence centre for investments in Central and Eastern Europe. During a three-month subscription period, almost € 300 m of the first two tranches of the "Osteuropa Garantie" were placed. Despite the tremendous level of demand, competitors were unable to bring a comparable product to market in 2004. On account of demand, which remains high, 2005 will see the placement of at least one additional tranche of Capital Invest Osteuropa Garantie.

Capital Invest saw volume growth of 13.3 % in 2004, again outperforming the market (+ 12.5 %). With a total fund volume of € 20.18 bn, the company was able to break through the € 20 bn mark for the first time. As at year-end 2004, Capital Invest held a market share of 16.2 %. Of the three leading companies in Austria, Capital Invest took the lead with its publicly traded funds registering 14.7 % growth in volume. Funds awarded a four or five star rating by Standard & Poor's, the international rating agency, are ranked among the top third in their category. As of 30 December 2004, sixteen of Capital Invest's funds were in this top segment. CI **MasterFonds** (funds of funds), issued by Capital Invest and managed by AMG, serve as the prototype of a pre-standardised investment which permits investors to make purchases at will while ensuring a high risk diversification level.

CA Immobilien Anlagen AG carried out two capital measures during the year with a total volume of € 121 m, thus successfully placing CA Immobilien shares with its customers.

Since September 2003, open-end real-estate funds have also been licensed for operations in Austria. Following the successful introduction of **Real Invest Austria** in December 2003, a sales volume of about € 191 m was achieved by year-end 2004. Thus Bank Austria Creditanstalt is the market leader in Austria for real estate investment funds.

The two state-assisted **retirement planning products** at Bank Austria Creditanstalt, VorsorgePlus-Plan and Vorsorge-Plus-Pension, also continued to be of interest to customers in 2004, as a means of closing the "pension gap". In addition, the flexible and successful "PensionsManagement" product – offered exclusively by Bank Austria Creditanstalt – continues to enjoy great popularity.

Total premium volume in **insurance business** reached a gratifying € 270 m in 2004. A high proportion of income from insurance business was contributed by the guarantee product "Global IndexGarant" and classic life insurance policies. Since its introduction in March 2004, "JuniorCare", a selective asset-building product to provide for a child's future, has been well accepted by the market. For single premium insurance policies, including the actively-promoted combination product "ActiveCash und ErfolgsCard", the number of contracts increased by 18 %.

In 2004, together with our partner VBV-Mitarbeitervorsorgekasse, we again successfully placed the **"Mitarbeitervorsorgekasse" product** (designed to meet demand from companies following a change in the Austrian regulations governing severance payments) in the market.

Individual securities transactions, brokerage services as well as asset management and fund asset management activities at Bank Austria Creditanstalt are all managed by AMG. In 2004,

Investments: strong growth in own issues and fund products at the expense of third-party products


Changes in 2004 in € m
+1%
Sight deposits
+3%
Time deposits
–1%
Savings deposits
+5%
Own issues
+12%
Own mutual funds
+26%
Wohnbaubank/real estate
Third-party mutual funds, bonds and shares held in safe-custody accounts
+11%
Investments for which the bank acts as intermediary (mainly building society savings agreements)
–2,000
–1,000
0
1,000
2,000

AMG succeeded in increasing the number of managed safe-custody accounts by 21 %, thereby confirming the pragmatic approach taken by the bank which offers customers both structured investment instruments and also – when requested – the opportunity to make individual purchase and sales decisions. In order to reduce the complexity of the product portfolio, we merged our DiscountBroker services with OnlineTr@der to create a single, easier-to-use platform. AMG also plays an important role in the specialist system used by our account managers. In 2004, we implemented the "investment cube" in the bank's Intranet. The "investment cube" is an information tool which makes it easier for account managers to obtain current investment information. In 2005, one of our goals is to continue to improve the competence of our advisers in the area of individual asset management, and to further strengthen our market position as a securities house.

Our subsidiaries AMG and Capital Invest work closely together at an institutional level, and jointly hold assets under management valued at some € 22.4 bn. Apart from domestic business operations in Austria, these companies act as a competence centre for the asset management business in Central and Eastern Europe, which is managed via Capital Invest's local subsidiaries. In the CEE region, assets under management easily surpassed the billion euro mark: a fund volume of € 1.4 bn represents an increase of 62 % over 2003. Capital Invest's sales activities concentrate on Poland, Hungary, Romania, Bulgaria, Croatia, the Czech Republic, Slovakia and Slovenia.

€ 22.4 bn in assets under management

With € 3.8 bn in customer assets under management, **BANK*PRIVAT*** is one of Austria's leading private banks in the area of **discretionary asset management.** The company serves the top segment of the market, and specialises in providing comprehensive advisory and asset management services to generations of clients. Its Family Office brings together lawyers, tax experts and bankers. BANK*PRIVAT*'s marketing focus is based on exclusivity and selective information, and includes regional events such as Inheritance/Retirement (Tyrol), Business Succession (Vienna, Graz and Linz), an Investment Forum in Vienna, and a series of social events in almost all the federal provinces of Austria.

Schoellerbank is a leading Austrian private banking institution that enjoys a very good reputation as a successful investment specialist meeting high standards. The bank focuses on its core competencies – investments, asset management and retirement planning – and its activities are based on its motto "investing is better than speculating". The bank's target customers are private investors with a minimum investment potential of € 70,000 and corporate and institutional customers with a minimum investment potential of € 1 million. With a network of 14 branch offices and 360 employees, Schoellerbank is the only Austrian private banking institution operating on a country-wide basis. Assets under management for its 28,000 customers total € 5.2 bn. A special report published by the renowned daily newspaper "Die Welt" in 2005 and entitled "The elite of the asset management companies" ranks Schoellerbank as one of the top private banking institutions in German-speaking countries. Schoellerbank is managed independently and is wholly-owned by Bank Austria Creditanstalt.

Services and e-business

The number of customers using 24h B@nking/OnlineB@nking rose in 2004 by some 35,000 from 410,000 to about 445,500. Each month, these customers settle on average 550,000 transactions totalling € 450 m, and issue 8,500 securities orders via OnlineTr@der. To provide our customers with more convenient access to OnlineB@nking services, we introduced MobileB@nking on 3VideoMobile in August 2004, in cooperation with the mobile telephone provider 3.

BusinessNet, the Internet banking platform for business, offers target-group specific services to all business and corporate customers, with BusinessNet B@sic for smaller companies and professionals, BusinessNet Cl@ssic for medium-sized companies, and BusinessNet Profession@l, the right solution for large companies and groups. With this range of products, which offers adequate solutions for all customer needs, Bank Austria Creditanstalt was able to further expand its position as market leader in e-business in 2004. The steadily growing sales figures for all three BusinessNet products confirm the international trend towards greater automation of standard business processes, flanked by personal advisory services through account managers. BusinessNet is constantly being upgraded: an English version is now available. The implementation of Konzernb@nking in BusinessNet Profession@l helped create greater transparency for large corporates and trustees. Standard transfers, e.g., for regular account sweeps, can be set up and bank cheques can also be ordered from other accounts. BusinessNet's know-how zone offers employees of Bank Austria Creditanstalt a platform for study, information, knowledge and communication, enabling them to obtain product information more quickly and provide customers with up-to-date information.

BusinessNet – the virtual office for corporate customers

Account management and card business: at the end of 2004 Bank Austria Creditanstalt managed 580,000 Erfolgs-Konto packages, a product introduced in 2002 after the merger. The number of payment transaction accounts declined slightly, to some 1,260,000 as of 31 December 2004. As of the end of 2004, about 564,000 credit cards were issued to our account-holders, with the VISA Classic Card accounting for the largest share, or 71 %. The remaining 29 % comprise Diners Club Card and MasterCard customers. In 2004, VISA-SERVICE Kreditkarten AG, a subsidiary in which the bank has a majority holding, achieved a turnover of € 3.7 bn (+ 10 %) with some 930,000 cardholders. Austrian merchants accounted for € 2.8 bn of this turnover. By the end of 2004, about 30,000 cardholders had signed up for the new "Verified by VISA" standard which provides greater security for online payments made via the Internet. In the fourth quarter of 2004, Bank Austria Creditanstalt introduced VISA Electron Prepaid, the first rechargeable bank card. This product is particularly well-suited to the youth market (e. g., for travelling), since only the amount stored on the card can be used. Beginning at the end of January 2005, all new BankCards will be equipped with a chip for digital signatures.

With **FlashPayment**, a payment transactions product, corporate customers can settle their cross-border payments quickly and at a particularly low cost, with a value date of only a single day. The basic requirement is that the customer and the beneficiary both maintain accounts with the BA-CA Group in Central and Eastern Europe or at HVB Germany.

Advisory business: independent market studies by Schwabe, Ley & Greiner made in 2003 (medium-sized companies) and 2004 (large companies) regarding the banking relationships of Austrian companies ranked Bank Austria Creditanstalt first in foreign-exchange and interest-rate business, both among medium-sized and large companies, where the bank was successful in further expanding its market share. In 2004, according to Fessel GfK, Bank Austria Creditanstalt also led in regard to small companies who carried out treasury transactions. This market position is, among other things, the result of our strategic sales drive in cooperation with the International Markets division. Through computer-based decision-taking training and case scenarios (in cooperation with Finance Trainer), as well as through "financial breakfasts" with our treasury experts, it was possible to interest companies in rational risk management methods using derivatives (interest rates/FX/liquidity) which were formerly only available to large companies. Treasury revenues generated from corporate customers increased by 28 % to € 41 m, particularly in the area of derivatives (33 % of revenues) and currency options (28 % of revenues). In this area as well, our strategy is to use structured products to meet individual needs.

From static to dynamic segmentation –
taking account of customer potential, customer behaviour and customer needs

The approach determines the service strategy, product range, sales channel, campaign design and controlling.


individual
standardised
Multinational corporates
Large companies
Medium-sized companies
Small companies
Business customers
Professionals
High net worth individuals
Young people & students
Private customers
individual
standardised
Traditional segmentation
Dynamic segmentation

International Corporates and Special Finance

Financing expertise for the internal market

Multinational Corporates

Multinational corporates expect their bank to provide tailor-made relationship management in all markets in which they are active. Bank Austria Creditanstalt lives up to this legitimate expectation by combining the local know-how of the CEE banking subsidiaries with the technical and specialised competencies available at BA-CA in Vienna. A multinational corporate is assigned a central relationship manager who acts as the "single point of contact" for the corporate group in all banking matters. Together with the experts from BA-CA's various specialised units and the customer's local relationship managers, our central relationship manager draws up customer-specific solutions, especially in areas such as capital market transactions, investment or equity finance, cash management and treasury products.

The Austrian/CEE Business Development unit provides customers and relationship managers with comprehensive information on the banking network and the product range. This unit also coordinates the A/CEE Desks, through which we are present in all major international financial centres where HVB Group maintains a presence – i.e. in Western Europe, Asia and America. The A/CEE Desks establish contacts between internationally active companies and Bank Austria Creditanstalt's units in Austria and CEE and provide assistance for all transactions with Central and Eastern Europe and local support in the respective countries. A list of all A/CEE Desks is on page 181.

In 2004 we improved earnings in the Multinational Corporates segment, posting very gratifying growth rates in the CEE markets, in particular.

Trade Finance

With an export initiative launched at the end of 2003, BA-CA supports the foreign trade activities of Austrian enterprises. This export initiative is designed to consolidate and selectively advance BA-CA's clear leading position in Austria's export sector, a field in which BA-CA boasts a market share of more than 50 %. Efforts also focus on enabling each CEE unit to become the leading trade finance and cash management bank in its local market. To this end, the development of regional teams of specialists has been stepped up. Operating revenues from trade finance activities in CEE are expected to triple over the next three years. In 2004 earnings in trade finance business in CEE increased at a rate of more than 100 % against the previous year, which confirms that all the units are well on their way to attaining this goal.

Market shares in Austria	
Export financing transactions	58 %
Documentary credits for exports	53 %

In the area of **International Export and Trade Finance** a new Austrian/CEE Desk in Moscow supports our customers in Russia, which is one of the key export markets. Close cooperation within the Group is reflected in the increasing integration of the Trade Finance units in CEE and Austria, a development that has engendered a number of interesting financing transactions. A case in point is a multi-source financing deal for the Iranian Kerman Water Tunnel Project with a total volume of € 135 m, for which the Trade Finance and Forfaiting Review presented us with its 2004 award. With more than € 5 bn in outstanding buyers' credits, BA-CA features among the ten largest export finance banks worldwide.

Documentary Business and Guarantees

The bank's Documentary Business and Guarantees unit achieved its best ever result in 2004. With the acquisition of a new, workflow-based software for enhancing documentary and guarantee business in Austria we also realised a very important investment project in 2004. Over the next few years, this software will be a key factor supporting the bank's selective expansion of market share in Austria – we currently have a market share of 62 % in the field of export L/Cs – and growth in CEE.

In international business we fulfil a bridging function between investors, capital markets and banks, on the one hand, and local customers in our core markets, on the other hand. We thus combine specialist know-how and regional knowledge. Through Trade Finance and Cash Management we support increasing industrial integration and globalisation. Our corporate finance specialists are experts in the field of syndications, structuring and even complex PPP models. Real estate financing introduces investors to major projects in high-growth regions. And as market leader in the area of leasing finance we are in high demand both in Austria and in CEE.

International Cash Management

In the past three years, growth of our cash management solutions for corporate customers has snowballed at rates of about 300 %. International cash management services are a means of optimising payments and liquidity management of domestic and foreign companies and financial institutions. Purpose-built network products in the field of payments, for instance, give corporate customers full leverage of our banking group and the advantages involved. To complement the array of existing network products we launched FlashPayment, a cross-border payment tool with a single value date, on the occasion of EU enlargement.

Financial Institutions

The acknowledged leading position of BA-CA in Trade Finance & Cash Management is based on a comprehensive knowledge of economic and political conditions and circumstances in the respective export markets. Assuming bank and country risks for export-oriented corporates is one of the core tasks of the Financial Institutions unit, which is backed by a network of more than 3,600 correspondence banks. In the past few years, we substantially expanded our position as bank-to-bank service provider, above all in the mature markets.

Structured Finance and Corporate Lending

Project and Corporate Finance

The CEE market environment for **structured finance** and **syndicated loans** continued to converge towards West European standards in 2004. In this competitive environment BA-CA distinguished itself with its knowledge of the local markets in Central and Eastern Europe, its sector-specific and product-related expertise and its superior placement power. Thus, BA-CA takes second place in association with HVB Group among top mandated arrangers of large-scale syndicated loans in CEE (see table). HVB Group ranks top as major arranger of project finance transactions in CEE and Austria thanks to the mandates lead-managed by BA-CA (according to the league table compiled by Project Finance International).

Thus we acted as Mandated Lead Arranger in successfully placing in the international market the financing of the privatisation of a 65 % stake in the **Bulgarian Telecommunications Company (BTC)**. "Acquisition Monthly" voted the transaction "Emerging Market Deal of the Year". This financing transaction features among the most prominent transactions in South-East Europe in 2004.

The mandate to arrange the project finance for the **Autocesta Zagreb-Macelj** motorway section was the first CEE mandate for a toll motorway based on a public-private partnership (PPP) model and one of the key infrastructure finance transactions for Croatia. This deal received a lot of international attention and owing to its innovative structure was distinguished as "Infrastructure Deal of the Year" by Project Finance magazine.

Several benchmark deals in Austria impressively confirm our leading market position. These transactions related to the arrangement and restructuring of credit lines and the financing of M&A transactions. We developed innovative solutions together with our customers. In this way many Austrian companies gained access to capital market-oriented financing products for the first time.

Syndicated Loans 2004
Top Mandated Arrangers Eastern Europe (by volume)

	Bank	Pro-rata volume in USD m	Market share	Deals
1.	Citigroup	1,568	10.80 %	18
2.	**HVB Group/BA-CA**	**1,242**	**8.56 %**	**19**
3.	KBC Group	1,099	7.57 %	10
4.	BayernLB	1,080	7.44 %	14
5.	Sumitomo Mitsui	1,065	7.33 %	8
6.	Raiffeisen Zentralbank	849	5.85 %	16
7.	HSBC	743	5.12 %	3
8.	BNP Paribas	670	4.61 %	8
9.	ING Group	533	3.67 %	10
10.	Mizuho	504	3.47 %	8

Source: Loan Pricing Corporation, January 2005 – CEE (excl. Russia & CIS)

Public Sector

Financing in the Public Sector customer segment in Austria has been characterised by investment restraint for several years now. It was therefore all the more gratifying that new business with regional and local authorities amounted to about € 680 m in 2004, exceeding the previous year's result by more than 50 %. The overall business volume in this segment remained stable at about € 12 bn owing to large repayments of loans to the Republic of Austria as they reached maturity.

Public-private partnerships are attracting growing public attention also in Austria. BA-CA pioneered the field in 2003 by developing the first large-scale PPP-based financing arrangement for the truck toll system in Austria.

Export and Investment Promotion Finance

A large number of Austrian companies were stepping up their activities in foreign markets – especially in the new EU member states, but also in the Far East – and therefore required foreign investment finance.

New issue of Corporate Bond Basket

Together with Austria Wirtschaftsservice (AWS) we placed a new issue of the SME Corporate Bond Basket, which we developed and first launched in Austria in 2003. The current 2005 issue, which again includes four growth-oriented SMEs, offers investors better protection thanks to an AWS capital guarantee.

CA IB Corporate Finance Beratungs GmbH

Transaction volume more than € 3 bn

Within HVB Group, CA IB Corporate Finance is responsible for strategic corporate finance advisory and equity capital market origination services for Emerging Europe, and achieved one of its best results in years in 2004. The transacted volume exceeded € 3 bn.

Equity capital markets (ECM) were especially active in 2004 in the key markets of Poland, Hungary and Turkey. Among the many CA IB ECM projects, several must be mentioned for their special character: Borsodchem's EUR 390m Secondary Public Offering (SPO) with a dual listing in Budapest and Warsaw; Polish TV company TVN's high-profile € 125 m IPO that was 17 times over-subscribed; Turkish Airlines € 150 m SPO in December 2004, the largest offering of the year in Turkey. In Austria, CA IB led equity transactions for Wienerberger and took part in the blocktrade of Telekom Austria shares.

In **Corporate Finance** advisory, which constitutes some 70 % of total revenue, CA IB worked on over 100 projects in 12 countries. Noteworthy deals include CA IB's role advising on the € 400 m landmark LBO of Czech coal and coke producer OKD; advising Industrial Union of Donbass (Ukraine) and Duferco (Switzerland) on the acquisition of Hungarian steel company Dunaferr with a transaction volume of € 375 m.

CA IB Corporate Finance launched a new product called **Merchant Banking** in 2004. Together with BA-CA, a team has been put in place to originate and execute investments in companies in Emerging Europe, funded from the bank's own balance sheet as well as by third party investors. The projects completed by the team in 2004 included a structured capital increase in the Slovak low-cost airline SkyEurope, funded by institutional investors.

Looking ahead, Central and Eastern Europe will remain the core of CA IB Corporate Finance's business. Strategic capital flows from West to East and equity capital flows from institutional investors show no sign of abating. At the same time, Turkey appears to have turned the corner in attracting renewed institutional investor interest and possibly even the attention of trade investors. Bulgaria and Romania will continue with the privatisation of their energy sectors.

Real Estate

With a total financing volume of more than € 8.5 bn and a market share of some 30 %, BA-CA is the market leader in the large-volume real estate business.

In commercial real estate business BA-CA introduced an innovative **real estate transaction rating:** as the first institution in Austria to apply such a rating, we are in a position to evaluate individual projects more precisely and offer more differentiated and fairer loan pricing.

With respect to new business, which increased by some 15 %, the share of the transaction volume in CEE and SEE widened substantially. In 2005 we aim to provide access to markets in **CEE and SEE** to an even larger number of Austrian real estate customers. Almost 30 % of the project volume of € 1.7 bn in the pipeline relates to projects in CEE or SEE. High-profile projects in 2004 included the modernisation of the "City Empiria" office tower in the Pankrác district of Prague, which we financed with € 47 m, as well as the Plaza Romania Commercial Center developed by the Anchor Group in Bucharest, for which we provided finance in the amount of € 45 m.

Volume development in **subsidised real estate financing** was very satisfactory in 2004. Housing companies stepped up investments in residential renovation, which enabled us to increase our financing volume in this business segment by an above-average rate of 30 % year on year. All in all, we co-funded the construction and renovation of more than 10,000 residential units.

BA-CA Real Invest: Die M·A·I·L Finanzberatung and BA-CA ImmoTrust joined forces in summer 2004 under the new brand name BA-CA Real Invest. BA-CA Real Invest is the centre of competence for real estate investment within the Group. The Real Invest Austria mutual fund, Austria's first open-ended real estate fund, had placed a volume of € 191 m in the Austrian market by the end of 2004.

Real estate fund was well received

BA-CA Wohnbaubank: Die BA-CA Wohnbaubank once again attained an excellent result in 2004 with € 618 m in new issues placed. The full amount was immediately made available for the refinancing of housing construction and renovation projects at low interest rates. The total volume of securities issued increased by 25 % and reached a volume of more than € 3 bn.

Once again, the main features of the real estate market in the **CEE accession countries** in 2004 were rising real estate prices and falling rents. In South-East Europe, by contrast, the market is characterised by a growing number of real estate developments. In this environment, the CEE Real Estate Finance department specialised in selective targeting of financing opportunities.

The entire real estate financing field is likely to focus much more strongly on the **arranger function** in future. In 2003 we started to participate in designing theme and special funds, an approach we plan to continue with a focus on creating instruments for leveraging an anti-cyclical investment approach.

Leasing

"Don't buy just use" is becoming increasingly popular both for corporate and retail customers and is reflected in the growth of leasing markets, not only in Austria. The attractiveness of leasing lies in the comprehensive solutions available to customers: in addition to the financing component, leasing can be used to optimise the balance sheet structure and for tax optimisation, and it enables the spin-off of non-core activities such as construction management or fleet management.

BA-CA Leasing visibly strengthened its leading market position in 2004. The new business volume of the BA-CA Leasing Group rose by almost 40 % to a total of € 2.6 bn. Two-thirds of the new business volume is already generated in CEE and we want to further increase this amount in coming years. With market shares of between 15 % and 20 % in Austria, the Czech Republic and Slovakia, as well as a network of leasing subsidiaries in the entire CEE region, BA-CA Leasing is the undisputed leader among all Austrian leasing providers.

On the Austrian market we achieved growth in all three leasing segments, vehicle leasing, real estate leasing and equipment leasing. BA-CA Leasing recorded an exceptionally high rate of growth in equipment leasing business. In this sector, a state investment growth premium aimed at stimulating the market was a driving factor behind new business. One large-volume equipment leasing transaction involved financing 23 wind energy units in the Parndorf wind park in the Austrian province of Burgenland.

BA-CA Leasing expanded its network in CEE: the company established a leasing subsidiary in Serbia and Montenegro by converting the existing representative office in Belgrade into an operating unit. Through the integration of BA-CA's leasing subsidiaries in the Czech Republic and in Slovakia into the two CAC Leasing subsidiaries in which we increased our holding to 100 % in 2003, we established the first universal leasing provider in both countries. In the Czech Republic and Slovakia we are among the market leaders – CAC Leasing Slovakia even received an award from the EBRD for being the best partner company. By setting up fleet management subsidiaries in the Czech Republic and in Slovakia we have pressed ahead with rolling out our products. The start-up of vehicle leasing in Bulgaria is one of these activities.

Strong position in CEE

In 2003 BA-CA Leasing began a strategic restructuring process, initial results are reflected in the successes mentioned above. By clearly positioning itself as a product competence centre, by utilising all synergies available through the bank's sales units and by increasing efficiency in business processes, BA-CA Leasing aims to strongly increase its market share by 2007. We will ensure that in future leasing products are used to a greater extent both in our sales activities in Austria and CEE and for cross-border customers in Germany. As the undisputed market leader in our region, the target for the BA-CA Leasing Group is to generate over 5 % of Group results in a sustainable manner.

International Markets

Centre of competence for financial markets

Bank Austria Creditanstalt is active in the financial markets for its own account and on behalf of its customers, through trading and expert teams in the International Markets (INM) business segment. Despite the inherent unpredictability and fluctuations in international money, foreign exchange, bond and equity markets, INM has been a stable and highly profitable source of revenue for the bank over the past years. Revenues generated by INM are not fully included in the INM business segment result. Revenues are partly reflected in other business segments; for example, revenues generated by Treasury Sales are included in the Corporate Customers business segment or the results of CEE subsidiaries. While equity allocated to the business segment was only 3 % of the Group total, INM generated € 117 m in net income before taxes in 2004, 14 % of the figure for the bank as a whole. The ROE reached 55 %.

The major part of operating revenues is derived from the management of investment books and from trading for the bank's own account. Proprietary trading is a source of revenue and an important factor contributing to the bank's know-how and market standing as well as its ability to meet customers' needs.

International awards

- Best FX Bank in CEE – Global Finance
- Best FX Bank in Austria – Global Finance
- No. 1 in international BGN bonds - Bloomberg
- No. 1 in cross currency swaps Emerging Europe/USD – Risk Magazine
- Best regional custodian in Emerging Europe – Global Investor
- Best at investor service in Emerging Europe – Euromoney
- Best equity research in Poland, Hungary and the Czech Republic – Institutional Investor

Over the past few years, customer business has developed into a second, particularly promising source of revenue. Customer business includes sales activities of the trading unit and new issues in the bond and equity markets. An area that is of great importance to the bank is sales of treasury products, primarily involving corporate customers' use of derivatives for interest rate, currency and liquidity risk management.

However, the performance of the INM business segment extends beyond investment and trading: INM is responsible for asset/liability management and thus for the balance sheet structure and funding for the bank. In organisational terms, INM coordinates all of the BA-CA Group's activities in money, capital and equity markets. The INM business segment includes the Vienna-based trading units and CA IB's subsidiaries in London and Warsaw (which are accounted for under the equity method and linked with the bank via business management contracts). INM Vienna performs coordination and management functions in respect of trading activities and asset/liability management for the INM units in CEE.

As centre of competence for financial markets, INM also performs internal tasks complementing current banking business. Structuring expertise in financial engineering is used for numerous standardised investment products and discretionary solutions in business with corporate customers; these activities are increasingly important for the competitiveness of the bank's other business segments, in line with the trend away from lending towards capital markets.

Strategic development

The INM business segment develops along two strategic lines:
▶ First, we want to **further diversify** trading activities in order to keep the volatility of INM's results low and even further reduce quarter-to-quarter fluctuations. At the same time the business base is being broadened in promising market segments: we will expand credit trading and credit spread-oriented books. By taking up business relations with hedge funds we will develop business with a new customer group.

"We see ourselves as a hub linking global financial markets and our regional markets, international investors and local issuers, capital markets and corporate customers. With our structuring expertise, new issues and Corporate Solutions for risk hedging, medium-sized businesses can use the financial markets in the same professional way as multinational corporates."



***Willi Hemetsberger,** Managing Board member responsible for International Markets*

▷ Second, we will focus on **further intensifying customer business** with a view to stabilising the bank's overall performance. With "Corporate Solutions" we want to maintain our dominant market position as leading provider of treasury and risk management products in Austria and we aim to become one of the top providers in CEE. The sales initiative launched to roll out derivatives business to Central and Eastern Europe will give companies from the CEE region access to treasury products. As an equity house we want to enhance our strong position in Austria and in CEE. In view of demographic changes we will expand sales of structured investment and pension planning products to institutional investors; we are building up an Austrian sales team for this purpose.

Market segments

Trading in interest rate and currency products

The diversification strategy has paid off especially in the year under review, which was marked by several trend reversals. 2004 saw strong global economic growth; increasing fears of inflation surrounding the sharp rise in oil prices; low money market rates and capital market yields; and a significant decline in the US dollar. While money market futures reached a high in the first quarter of 2004, they experienced a steep decline until the middle of the year. Following an intermediate recovery, divergent trends in the US dollar and the euro were discernible in the second half of the year, reflecting differences in the economic environment. After reaching highs during the year, the 10-year USD reference yield stood at 4.80 % at the end of 2004, almost the same level as at the beginning of the year (4.22 %). The 10-year EUR yield declined from 4.29 % to 3.68 %. The yield curve flattened both in the US (10y–2y: from 243 basis points to 117 basis points) and in EMU (10y–2y: from 169 basis points to 120 basis points). Thanks to its widely diversified operations, which cover different trading activities and focus on customer business, INM was able to benefit from these developments in the year as a whole.

Fixed-income products associated with credit risk (emerging markets, corporate bonds) continued the trend towards narrowing spreads. Thus the high-yield spread in the 10-year EUR segment declined from 287 basis points to 173 basis points (source: JP Morgan). Credit trading is expanding particularly strongly. After the successful introduction of trading in asset-backed securities and high-yield corporate bonds two years before, these areas made a significant contribution to INM's results.

The main topic in **currency markets** was the renewed weakening of the US dollar against many currencies from the second half of 2004 onwards. This was mainly due to the growing US current account deficit (2004: 5.5 % of nominal GDP). After initial strength in the first six months, during which the US dollar rose to 115 against the Japanese yen and 1.18 against the euro, the US currency weakened to 103 against the yen and 1.36

Futures 3-month money (USD and EUR)



Price EUR
97.8
97.7
97.6
97.5
97.4
97.3
97.2
97.1
97.0
Price USD
98.2
98.0
97.8
97.6
97.4
97.2
97.0
96.8
J F M A M J J A S O N D J F M
2004
2005
EUR
USD

against the euro, respectively. CEE currencies were among the best performers worldwide in 2004, benefiting mainly from favourable balance of payments figures and investors' strong risk appetite. Given the strength of CEE currencies, and despite relatively strong economic growth, the central banks in the Czech Republic and Poland raised their key interest rates only slightly. On the other hand, the central banks in Hungary, Romania and Slovakia started to reduce their interest rates from very high levels. Bank Austria Creditanstalt's excellent market position in foreign exchange business was underlined by the "Best Foreign Exchange Bank in CEE" award which the bank received from Global Finance.

Asset/liability management

Successful placement of euro benchmark bonds

Supported by trends in spreads on international markets, the bank's long-term funding position was further improved in 2004. For the first time in several years, Bank Austria Creditanstalt issued several euro benchmark bonds, which were received very well by the market. Particular mention should be made of the first hybrid Tier 1 transaction, with which the bank further optimised its capital resources and which was placed with the best spread achieved until now for any Austrian bank's issues of this nature. The bank also further improved its short-term funding position by optimising existing collateral.

Customer-driven treasury business

Treasury Sales is one of the fastest-growing areas within INM. The customer portfolio management strategy initiated in 2003 continued to meet with a good response from corporate customers. In addition to classic hedging, the use of structured products to optimise interest rate and currency risk is increasing. These innovative solutions alone accounted for a 10 % increase in results.

Small and medium-sized businesses displayed strong interest in active management of currency positions, indicating growth potential for the current year 2005. Volatility in interest rate-linked markets prompted customers to adopt an increasingly positive attitude towards range-trading positions.

Equities

2004 was the best year ever for Bank Austria Creditanstalt's equities trading and sales activities. The bank and its securities house CA IB profited substantially from the international shift towards investments in small caps, which replaced the long-used practice of replicating the index.

Bank Austria Creditanstalt and CA IB benefited from the customer contacts established worldwide with fund managers over the longer term, which were also supported by markets research activities. As a classical small cap market the Vienna Stock Exchange, too, witnessed very strong demand from investors. Thanks to its long-standing experience with small caps, the Group was able to use all its skills in its primary market and proprietary trading activities, as well as in market making. CA IB, the unit managing equity brokerage for CEE, also strongly expanded its market presence and made a significant contribution to results.

Vienna Stock Exchange driven by CEE growth market


225
200
175
150
125
100
75
50
99
00
01
02
03
04
CECE Index
(27 CEE blue chips in euros)
ATX Index
EuroStoxx

INM Brokerage & Transaction Services offers access to 55 stock exchanges worldwide (all European and American exchanges on a real-time basis) to sales units, Internet customers and investment and asset management units. Bank Austria Creditanstalt is the leading bank for trading in equity derivatives on ÖTOB, the Austrian futures and options exchange.

Bank Austria Creditanstalt further expanded its position in the custodian business. The BA-CA Group's excellent market position in CEE-related custodian business enabled it again to win new investment banks and global custodians as customers.

New issue business

Bank Austria Creditanstalt was again very successful in placing equities and bond issues. The sustained upturn on the Vienna Stock Exchange was accompanied by numerous, major capital market transactions in which Bank Austria Creditanstalt participated together with its subsidiary company CA IB. The Group also successfully conducted various transactions on stock exchanges in Central and Eastern Europe and in Turkey. Details of major transactions are given in the section "CA IB Corporate Finance" on page 56.

Bank Austria Creditanstalt once again placed a number of new bond issues on the CEE bond markets. These placements, in local currency, were made for banks and local authorities and were very well received by investors.

In Austria, the market for corporate bonds, which had experienced a record volume of new issues in 2003, contracted to only 30 % of the new issue volume of 2003 in the year under review on account of the previous year's effects of earlier placements and the good liquidity levels of domestic companies. Due to a number of mandates for the placement of bank bonds, Bank Austria Creditanstalt nevertheless maintained its position as successful lead manager, and optimistically looks forward to 2005.

Emerging Markets Investments

The market for emerging market assets witnessed a positive development in 2004, with the EMBI+ index achieving a performance of 11.4 % for the year. This was achieved despite investors' fears of excessive interest rates, which led to sharp declines of over 10 % in the market in April and May. As the portfolio for proprietary business was restructured in a timely manner, it was only affected by the downturn to a limited degree and turned in a performance of 13.7 % by the end of the year. The ambitious budget target was therefore exceeded by a considerable margin.

The portfolio for high yield corporates introduced in 2003 turned in a performance of over 19 % and therefore also developed very satisfactorily. Although the portfolio structure, on account of the limits established by the bank, was much more conservative than the structure of comparable indices, the relatively high budget target was exceeded by 34 %. This made a substantial contribution to overall results. The weak demand seen in May was not accompanied by any significant losses, and the portfolio was not adversely affected by any defaults.

Performance of emerging markets bonds
2003 average = 100



125
120
115
110
105
100
95
90
85
80
75
2003
2004
Turkey
Latin America
Total
Poland

Total return on emerging markets bonds (price plus coupon, cumulative)

International awards

International market data and industrial surveys once again confirmed the outstanding market position of Bank Austria Creditanstalt and its subsidiaries in the financial markets. The business magazine Global Finance – for the fifth time – named Bank Austria Creditanstalt the best foreign exchange bank in Central and Eastern Europe and in Austria. Euroweek included BA-CA among the best lead managers for bonds denominated in CEE currencies. BA-CA continues to rank at or near the top in various league tables for international bonds denominated in BGN, CZK and SKK. Risk, the financial risk management magazine, placed BA-CA at the top of its rankings for interest rate swaps in emerging markets currencies. Our equity research activities also won recognition when they were commended by the US financial magazine Institutional Investor in conjunction with their leading position in Poland, Hungary and the Czech Republic. BA-CA's custodian business received numerous important awards, too, including commendations from Euromoney, GSCS Benchmarks, Global Custodian and Global Investor.

Outlook

Activities will continue to focus on the expansion of customer business in 2005. A further measure has been taken to improve the quality of services in INM through centres of competence for treasury services offered to corporate customers. The decision to sell Bank Austria Creditanstalt's complete range of treasury products also in Central and Eastern Europe will considerably help to exploit the available customer potential, and consequently to further improve results.

In the area of proprietary trading, efforts will continue to concentrate on developing innovative product ranges. In this connection, the development of, and trading in, structured products will counteract the more volatile classic trading segments.

Turkey – a promising market

Turkey has attracted the attention of the European business sector and policymakers since the European Union took the decision in the fourth quarter of 2004 to commence accession negotiations with Turkey in October 2005. The Turkish government has succeeded, through far-reaching reform measures, in bringing the country out of a crisis and in introducing a sustained stabilisation process.

Bank Austria Creditanstalt successfully established a presence in Turkey some years ago through CA IB, its investment banking subsidiary. This is reflected in the conclusion of several important transactions in the year under review. These include a block trade in Garanti Bank, a secondary public offering for Turkish Airlines, and a number of structured transactions in shares listed on the Istanbul Stock Exchange.



Croatia in art | Damir Stojnić

Encyclopaedia, 2000
Oil on canvas

Damir Stojnić was born in Rijeka in 1973. "Who are we, really; where do we come from?" These are the questions raised by Stojnić in his painting "Encyclopaedia", which examines the significance of DNA. The artist uses books as a metaphor for the structure of nature; secrets are hidden behind the spine of these books. Coded DNA data, whose meaning is known only to those who understand the language of creation. The books do not carry a title or the name of an author, their colours and spine are similar, and they presuppose knowledge. But they provide no indication of their content.





Czech Republic in art

Jiri Sopko

Untitled, 1997
Acrylic on canvas

Jiri Sopko, born in Dubové (Carpathian Russia) in 1942, lives and works in Prague. Almost half the picture is taken up by a wall behind which one can see heads, trying to communicate with their counterparts through speaking trumpets. Proximity and distance, anonymity and individuality through language, life behind a wall and in the open – all this is implied by association in Sopko's picture.



Poland in art

[illegible] is nature,
[illegible] clouds,
[illegible] limits



Central and Eastern Europe (CEE)

Bank Austria Creditanstalt has been active in Central and Eastern Europe for more than 30 years – since the opening of a representative office in Hungary – or more precisely, for more than 150 years, because the bank's predecessor institutions maintained a presence in this region from the middle of the 19th century onwards. Then as now, our strategy is based on being present where our customers do business. As countries and markets grow together, it is more than ever imperative to have a region-wide presence: local customer business in an international network – Bank Austria Creditanstalt very successfully combines a decentralised service approach and cross-regional management. We take an international approach and act in line with the principle of diversity, giving the creative potential in the various countries room to unfold. We are guided by the "best practice" principle: the best ideas are implemented. Numerous awards (see page 4) confirm Bank Austria Creditanstalt's success and business model in Central and Eastern Europe (CEE).

Today it is taken for granted in Europe that Poland, the Czech Republic, Slovakia, Hungary and Slovenia are members of the European Union – with Romania, Bulgaria and Croatia next in line for membership. This normality goes hand in hand with even closer economic links and the resulting international division of labour. After international corporates, a growing number of small and medium-sized businesses are also entering these markets and benefiting from the enlarged home market. This process is not a one-way street from the euro area to CEE. An increasing number of companies from CEE successfully sell their products and services in West European markets. All these companies need a single point of contact for their financial transactions – and that is what Bank Austria Creditanstalt offers them with its extensive network in CEE (see map on page 72).

Apart from serving corporate customers, and in line with our universal banking strategy, we also strive to reach a top position in retail banking in all countries. Our strategy of pursuing organic growth and growth through acquisitions has proved very successful. In Poland and Bulgaria we are among the top 3 banks, and in five other countries we are among the top 5 in the local banking markets. Economic growth and the rise in purchasing power in all countries lead to strongly growing demand for loans to meet housing and consumer needs including cars, leisure activities and tourism. This benefits not only local markets but also the euro area's economy.

The CEE banking market


in %
16
14
12
10
8
6
4
2
0
Annual growth 2000/2004
Loans
Deposits
CEE
Euro area


in %
80
70
60
50
40
30
20
10
0
Market openness
Market concentration
Market share of foreign banks
Market share of top 5 banks

"In the most extensive network in Central and Eastern Europe we practise cross-border, intercultural cooperation in the heart of Europe: cooperation within our network is a decisive factor for reaching our targets. As relations between an increasing number of employees in more and more countries are intensifying, we are also taking a major step forward towards a common European corporate culture. We learn from the exchange of cultural and social values, and benefit from this knowledge in our day-to-day business activities."



Regina Prehofer, *Managing Board member responsible for CEE and International Corporates*

The banking market in CEE

A comparison of the CEE banking market with the euro area shows a significant growth differential in favour of Central and Eastern Europe: annual credit growth in the past five years in CEE countries reached 14 %, almost three times the figure for the euro area (5 %). In the deposits sector, the differential is less pronounced: deposits in the CEE countries rose by 10 % annually, compared with 6 % growth in the euro area. Growth is expected to continue in coming years: in the period to 2013, annual growth of loans should reach about 14 % and deposits should increase by more than 10 % annually. This impressive growth potential is also reflected in absolute figures: loans per capita in the euro area amount to some € 12,000, compared with € 720 in the CEE countries. Deposits present a similar picture. This means that the banking market in CEE will continue to grow at a considerably faster pace than in the euro area. Bank Austria Creditanstalt and other banks benefit from the fact that banking business, with its financial intermediation function for the economy, is growing more strongly than the economy as a whole.

As a result of the restructuring process of the banking market in the CEE countries, foreign banks have a market share of over 70 % in CEE. In the euro area, the market share of foreign banks is less than one-quarter. Both sides benefit from market openness: the CEE countries import stability and growth in the financial services sector, and banks in the euro area welcome the opportunity to expand their business. Bank Austria Creditanstalt makes effective use of this potential: measured by pro-rata total assets, BA-CA is among the top 3 foreign banks in CEE.

The most extensive network in CEE

With almost 1,000 offices in 11 countries, Bank Austria Creditanstalt has the most extensive network in Central and Eastern Europe. Including some 400 branches in Austria, the bank's network extends from Lake Constance to the Black Sea, and from the Baltic to the Southern Adriatic. More than 4.5 million customers in CEE are served by about 18,000 employees. We aim to further expand this network through organic growth and, as and when opportunities arise, through acquisitions. In 2004 Bank Austria Creditanstalt made use of acquisition opportunities in Bulgaria (Hebros Bank) and in Serbia and Montenegro (Eksimbanka). Using our long-standing integration experience we will integrate these two banks into our existing network.

Further expansion of the position in CEE

In 2004 we continued to further expand our position in Central and Eastern Europe. In major markets like Poland and Bulgaria we are among the top 3 banks, with a market share (measured by total assets) of around 10 %. In other CEE countries, Bank Austria Creditanstalt has a market share of at least 5 %; only in Romania is the figure somewhat lower. We are thus close to achieving our target of reaching a market share of between 5 % and 10 % in each country. Bank Austria Creditanstalt's results have increased in line with the high rates of economic growth in the various countries, some of which far exceed 4 %, and the related expansion of business. Over the past three years, the combined net income before taxes of all consolidated banking subsidiaries*) has increased by one-third annually, to € 486 m at the end of 2004. In the same period, total assets grew by 12.5 % annually to € 29.4 bn. Thus the income components rose more strongly than the volume components. As at the end of 2004, the ROE was 18.9 %, up from 14.4 % for 2003. Growth is also reflected in rising business volume: lending grew by one-quarter to € 17.4 bn. Deposits increased at almost the same pace, rising by 24 % to € 16.9 bn.

Among the top 3 in Poland and Bulgaria, among the top 5 in five other CEE countries

The CEE business segment is characterised by expansion and productivity growth: net income before taxes generated by the business segment in 2004 was € 362 m, more than double the figure of € 151 m for the previous year. In 2004, the CEE business segment made a contribution of over 43 % to the bank's overall net income before taxes, while only 27 % of total equity was allocated to the business segment. The ROE thus rose from 17.3 % to 21.5 %. We are on track towards reaching our ROE target of 25 % by the end of 2006. Details of the CEE segment result are given in the Management Report of the Group from page 22.

*) The income statement of our consolidated banking subsidiaries in CEE is on pages 168 and 169 of this Annual Report.

Strategies and development lines in CEE

Cross Border Client Groups

The idea of Cross Border Client Groups (CBCG) is to create systematic, cross-border relationship management for corporates. A network of contact persons is available in all CEE countries. In order to make optimal use of potential for business with internationally active corporates within HVB Group, network products with uniform quality standards and more speedy processing have also been defined (see box "Network products").

Cross-border relationship management for international corporates

With CBCG we aim to further improve relationship management for international corporates who are active across national boundaries. The argument of a comprehensive network in CEE can be used most effectively with this customer group. The increasing industrial division of labour and integration within Europe provide the economic background for this approach. This strategy has already been in operation for some time for multinational corporates in the form of a cooperation model – customer service by local banks combined with supraregional relationship management. Potential certainly exists for expansion in this segment. Over 40,000 companies in 10 CEE countries and around 15,000 in Austria are active across national borders. EU enlargement and the almost "automatic" increase of trade flows in its wake lead to further rapid growth of this target group. By means of our CBCG approach, we want to make use of this potential even better than before in the entire area covered by HVB Group.

Project finance and special finance

Project finance and special financing transactions (infrastructure, real estate and leasing) are one of the bank's strengths. Bank Austria Creditanstalt's expertise and its access to international financial markets and to the banking market (syndications) are a guarantee of professional and satisfactory relationship management for customers which meets top international standards. This is ensured through services provided by supranational specialists. Bank Austria Creditanstalt is one of the market leaders in both project finance and special financing transactions.

Small and medium-sized companies (SMEs)

The impulses from internationally active companies are passed on to medium-sized companies with a certain time lag. For this reason we are expanding business with small and medium-sized companies (SMEs) – and thereby using experience gained in the more mature banking markets. In this area, the bank will pay attention to the highest possible degree of standardisation in current business and in products offered.

Strong growth in Central and Eastern Europe

Total assets*)


€ bn
+11 % p.a.
30
25
20
15
10
5
0
21.3
21.6
22.6
29.4
+30 %
2001
2002
2003
2004

Net income before taxes*)


€ m
+33 % p.a.
500
400
300
200
100
0
209
281
321
486
+52 %
2001
2002
2003
2004

*) of consolidated banking subsidiaries in CEE

Retail initiative

Business with retail customers in our CEE subsidiaries is becoming increasingly important from a strategic point of view and is one of the main levers for our success as a network bank. In mid-2004 we launched a retail initiative in all countries. In addition to the expansion of the branch network (170 new branches in Poland, Hungary and Croatia as well as 30 in South-East Europe) our focus is on mobile sales units and on cooperation agreements with other companies – depending on the initial situation in the respective country. Bank Austria Creditanstalt's competence and expertise in retail banking is enhanced through the institutionalised exchange of best practices in the Group, the establishment of state-of-the-art processes and methods as well as the further development of the branch network and alternative sales channels. Centrally coordinated product management plays an important role in increasing both our efficiency and continual innovations in our markets. Product development is aimed at harmonising product ranges as far as possible to save development costs and to make the products more quickly available to the market. The expertise in retail banking is also used in this context. Experience gained in one country and which proves to be best practice is applied in other markets in a roll-out process.

Branch expansion and product harmonisation

Organisation and IT

Achieving our target of unlocking synergies in the back-office area depends on the leeway for increasing efficiency and the homogeneity of preliminary processes and products. Within the Bank Austria Creditanstalt Group we are continuing to press ahead with the standardisation and homogenisation of products. In areas in which products are already standardised to a sufficient degree, uniform processes are being set up in a first step; where this is also true across national borders, functions are bundled across national boundaries if possible. One example of the joint utilisation of resources in settlement business is the existing (credit) card payment processing centres in Prague and Split.

Unification of controlling

In line with the basic principle of value-based management, our controlling instruments are undergoing further development and unification, so that the level of returns expected by the capital market have a steering effect not only at the top level of the bank and its subsidiaries but also in the profit centres and ultimately in the pricing process. This awareness of capital market expectations results in performance transparency – as a prerequisite for self-management.

Outlook

The momentum of 2004 will continue. We expect further growth both in business volume and in net income – our target for the CEE business segment is an ROE of 25 % by the end of 2006. We will support this growth by way of a higher capital allocation. Measures which we have initiated, such as Cross Border Client Groups and the retail initiative, will be continued in 2005. In addition to Poland and Bulgaria, where we are already among the top 3 players, we want to gain market share in other countries, too. By the end of 2005 we want to increase the number of customers – irrespective of any further acquisitions – from 4.5 million to 4.8 million. Important milestones are the integration of Eksimbanka in Serbia and Montenegro and of Hebros Bank in Bulgaria (integration process planned to be completed in 2006) into Bank Austria Creditanstalt's network. We take a pragmatic approach and look for the most practical solutions for customers which promise the greatest degree of success.

Network products – everything from a single source

EU-25 PLUS loan – quick, unbureaucratic finance

A guarantee from Bank Austria Creditanstalt in favour of the CEE banking subsidiary which extends the loan to the company locally. The loan may be used as an investment loan, a working capital facility or as a guarantee facility. Minimum volume € 300,000.

FlashPayment – cross border payments: simple, speedy and secure

If all criteria are fulfilled – such as an account within HVB Group (instructing party and recipient), indication of IBAN (International Bank Account Number) and BIC (Bank Identifier Code) – the transfer is executed with a single value date and without any additional costs, either for the instructing party or for the recipient.

MultiCash/EuropaKonto – state-of-the-art cash management

This software provides multinational corporates with precise account information on all their accounts both locally and abroad. All domestic and international payments are made via a "single point of entry" within Bank Austria Creditanstalt's network and then automatically routed. Thanks to encrypted data transfer the software complies with the most stringent security requirements.

The Most Extensive Network in Central and Eastern Europe



CEE region[1)]

€ 30.1 bn total assets
988 offices
17,860 employees
4.5 million customers
117 million inhabitants

	Ranking	Market share
Poland, Bank BPH	No. 3	10 %
Czech Republic, HVB Bank Czech Republic	No. 4	6 %
Slovakia, HVB Bank Slovakia	No. 5	6 %
Hungary, HVB Bank Hungary	No. 7	6 %
Romania, HVB Bank Romania	No. 7	5 %
Slovenia, Bank Austria Creditanstalt Ljubljana	No. 7	5 %
Croatia, HVB Splitska banka	No. 5	9 %
Bosnia and Herzegovina, HVB Central Profit Banka	No. 4	8 %
Serbia and Montenegro, HVB Bank Serbia and Montenegro, Eksimbanka	No. 5	5 %
Bulgaria, HVB Bank Biochim, Hebros Bank	No. 3	10 %
Macedonia, Skopje Representative Office		

1) incl. Hebros Bank (Bulgaria) and Eksimbanka (Serbia and Montenegro)

Poland

€ m	2004	2003
Total assets	12,708	9,957
Net income before taxes	216.6	128,7
ROE before taxes	17.6 %	11.7 %
Cost/income ratio	54 %	66 %
Employees (full-time equiv.)	9,728	11,115
Offices	466	518


Warszawa
Kraków

In 2004 we profited both from the growth of the banking market and from our own efforts and innovative strength. We successfully introduced the new brand (and logo) of Bank BPH in the first quarter of 2004. The new brand name is the result of comprehensive market research aimed at creating a Polish name that can be easily understood and recognised, while using the Group design. With a market share of 10 % Bank BPH is the third largest bank in Poland.

The gratifying strong growth in net income before taxes of 68 %, from € 128.7 m in 2003 to € 216.6 m in 2004, is mainly due to a 34 % increase in net interest income, reflecting positive margin trends and visibly higher business volumes – loans to corporates and retail customers rose by 20 % (in euro terms), and deposits were 24 % higher. Strict risk management led to a 10 % lower provisioning charge. Income from services continued to grow as a result of good progress made in the areas of mortgage loans, consumer lending, credit card business, project finance and transactional banking. Lower general administrative expenses reflected active cost management. In a ranking of Poland's 50 largest banks, Bank BPH was voted "leading universal bank".

The bank as a partner for loans under EU assistance programmes

In mid-2004 Bank BPH set up an EU Office to act as a link between the bank's sales units and the EU institutions responsible for assistance programmes. The EU Office coordinates cooperation with EU advisory centres at a central and regional level and trains sales staff to sell EU-related products. As the business partner of its customers, Bank BPH continually adapts its range of products to customers' needs by implementing new solutions and improving existing ones, and thus optimally fulfils the requirements of modern banking in an enlarged Europe.

From 2004 to 2006 the European Union will provide Poland alone with financial assistance of almost € 13 bn. Municipalities, companies, NGOs, farmers, educational institutions and hospitals are applying for subsidies. Bank BPH provides intermediate financing as investments have to be financed in advance and costs are refunded by the EU after completion of the projects.

Business structure and development

Corporate customer business developed very successfully in 2004, too. Our Polish subsidiary enjoys a leading position in cash management and electronic banking products. With Trans-Collect, Bank BPH has a sophisticated transaction service: it enables companies to assign all incoming payments quickly and accurately. A value-added documentary collection system based on Trans-Collect is offered to selected customers.

In the middle of the year Bank BPH launched BusinessNet, the Internet banking platform for corporates. This comprehensive financial portal supports solutions which are innovations on the Polish banking market. Customers have a real-time connection to the bank and benefit from easy access to international financial and corporate data. BusinessNet is being continually developed by experts in the Electronic Banking Department in order to provide new functions and modules, which meet even the most demanding customer requirements.

Quality is increasingly becoming the key factor on which customers base their loyalty. Bank BPH has introduced quality standards in relationship management to further strengthen its leading position in the market. Comprehensive advisory services and account management requires that staff systematically utilise all the opportunities at their disposal. This requires the continual development of products and services as well as staff training.

In **retail banking business**, "Cash Loan", a credit product introduced in March 2004, was well accepted. Provided strict conditions are fulfilled, this loan can be approved within a few hours. Customers can apply for the loan via the Internet or the call centre, thus utilising alternative Bank BPH sales channels. Through cross selling, the number of current accounts increased by 10 %.

The "Euro Ekspres Kredyt" (Euro Express Credit), a loan under EU assistance programmes, enjoys great success among business customers. This loan can be extended in two forms: as a bridge loan if the customer's financing requirement does not exceed the assistance level available to him under EU programmes, or as investment financing if the loan exceeds the level of assistance available to the customer and if the loan also covers a shortfall of the company's own resources. In the retail customer segment "Harmonium Packages" are very successful. The range of loan products available to this segment was improved by speeding up decision-making and simplifying processes.

New investment products

Bank BPH introduced a completely new type of investment product in Poland in mid-2004. Depending on risk profiles, the investment plan is a combination of a deposit and a mutual fund and was well accepted by the market. Further new products are a time deposit with progressive interest rates and an individual pension account which receives state assistance and is offered in three versions in cooperation with partners: bank deposit, mutual fund or insurance products.

Strong growth in credit cards

A major credit card campaign in September attracted both existing customers and new customers. At its peak, over 12,000 new credit cards were issued each week. Since year-end 2003 the number of credit cards has increased significantly, to over 250,000. The various affinity and co-branded credit cards met with particular interest; customers using these cards additionally benefit from special rates offered by the respective commercial partners. The credit card business is one of the most attractive markets in CEE due to the high growth in this segment.

Real estate finance

The real estate financing team specialises in mortgage loans and housing construction loans for retail customers. In 2004 we focused on increasing the product range by introducing a new type of loan and adapting the existing product portfolio to changes in the market and to new customer requirements. In mortgage loan business Bank BPH has further strengthened its market position as number two in Poland with a market share of over 19 %. The bank's target is to further increase this market share. Unchanged demand from customers and an increase of over 41 % in the total amount of mortgage loans in 2004 reflect the success of measures implemented by the bank.

Improvement in distribution channels

In addition to expanding the branch network, efforts also focused on setting up alternative sales channels. The number of customers using telephone banking grew to about 380,000. To complement the call centre, the e-banking services were improved. The new Internet platform went online at the beginning of 2004, and is now used by about 270,000 customers who settle an average of over 1 million transactions each month. As far as the branch network is concerned, priority issues are the expansion of advisory activity and the marketing of more complex products. Multi-channel management will increase efficiency and improve coordination of all sales channels.

International Markets and securities business

Bank BPH enjoys a leading position in Treasury products such as FX options and interest rate derivatives as well as in new bond issues. Bank BPH's brokerage house increased its range of products: the "Sezam Inwestor products" are targeted at investors using the services of the brokerage house for stock market investments and already take into account the expected shift in Polish savers' investment behaviour. As in the euro area, the volume of savings deposits held in banks is decreasing in favour of more specialised products such as mutual funds and other bond and equity market products. Offers included in the package are not restricted to classic banking services but also include capital market transactions and services such as trading and real-time settlement of all instruments listed on the Warsaw Stock Exchange. This considerably simplifies asset management for our customers.

www.bph.pl

Outlook

In the coming years we expect a steady increase in demand for bank products and services. Our major challenge in the next few years is the expansion of our branch network. By the end of 2006 we want to open 80 new branches. Simultaneously, cost-cutting programmes in our sales network will be continued by optimising back-office processes and tellers' operations. The range of products and services for high net-worth individuals is continually increasing and will gain new impetus through the creation of special relationship management teams for this segment.

Czech Republic

€ m	2004	2003
Total assets	4,681	4,072
Net income before taxes	72.4	60.8
ROE before taxes	18.0 %	17.0 %
Cost/income ratio	50 %	56 %
Employees (full-time equiv.)	1,250	1,214
Offices	24	23

Praha

Bank Austria Creditanstalt established a subsidiary in the Czech Republic as early as 1991, immediately after the profound political changes in Central and Eastern Europe. Initially, business focused on corporate customers but later expanded to include the strongly growing private customer segment. With a market share of 6.1 %, HVB Bank Czech Republic is the fourth-largest bank in the Czech Republic. A new communications strategy was implemented in 2004 in order to further strengthen the brand recognition of HVB Bank Czech Republic and its position in the country: the HVB Bank brand will appear throughout the year in a TV spot positioning it as a strong European bank that offers customised services and is close to its customers. A staff of 1,250 in 24 branches serve about 100,000 customers.

HVB Bank Czech Republic ranked third behind Poland and Hungary in net income before taxes (€ 72.4 m) generated by our CEE subsidiaries. The return on equity before taxes rose to 18.0 % in 2004. The cost/income ratio improved to 50 %. Operating revenues before the provisioning charge were 12 % higher. Although a new branch was opened in Prague and investments were made in mobile sales units, the level of general administrative expenses remained unchanged.

www.hvb.cz

HVB Bank Czech Republic was awarded top placements in three categories of the 2004 MasterCard Bank of the Year rankings: third place in the main category "Bank of the Year", runner-up in the "Most Dynamic Bank of the Year" category, which is awarded by Ernst & Young; and its MAJORDOMUS product was third in the mortgage products category.

Business structure and development

Corporate business focused on financing commercial property and on corporate finance. Due to the increasing number of foreign companies setting up businesses in Prague and other cities in the Czech Republic, the market for commercial property is experiencing a boom. The favourable economic situation was also reflected in lending volumes – the market share of loans to corporate customers increased. The Centre of Competence for EU subsidies assists Czech companies in matters connected with the single European market.

New account products and favourable developments in credit card business contributed to positive trends In the **retail customer segment.** In spite of intense competition, HVB Bank Czech Republic is among the leading banks in the credit card sector. Approximately 8,000 new payment cards and credit cards were issued in 2004, over half of the bank's customers have either a payment card or a credit card. The cooperation between the bank and Credit Suisse (co-branded credit cards) is progressing well and forms an excellent basis for further expansion in this segment. Due to its strong market position and expertise in credit card business, Prague was selected as the location of one of the card payment processing centres for Central and Eastern Europe. Combining back-office functions in one location concentrates know-how, unleashes synergies and ensures low cost settlement.

Sales activities concentrated not only on credit cards but also on mortgage loans and consumer credits. The "MAJORDOMUS" product continues to be one of the most successful mortgage products on the Czech market and was promoted accordingly – the lending volume clearly reflects the population's backlog demand in the area of apartments and houses. By way of structured bond issues HVB Bank Czech Republic offered new investment opportunities to private customers on the Czech bond market.

Mobile sales activities are managed by "HVB Bank Finanční servis", a subsidiary established in June 2004. Agreements have been concluded with a large number of regional and institutional partners. Furthermore, HVB Bank Czech Republic intensified cooperation with its subsidiary "Hypo stavebni sporitelna", a building society whose employees sell bank products such as mortgage and consumer loans. This will enable the bank to cover the entire country with specific products and services in the future.

Outlook

A new strategy to improve relationship management for small and medium-sized companies (SMEs) which focuses on a structured acquisition procedure will be implemented in 2005. Each branch will have specialised account managers to meet the needs of this customer group. HVB Factoring will start operations in the Czech Republic in spring 2005 and will provide additional support in serving the SME segment. Mobile sales units will enhance relationship management for private customers. Suitable measures will be implemented to market Capital Invest mutual funds.

Slovakia

€ m	2004	2003
Total assets	1,638	1,185
Net income before taxes	20.1	18.6
ROE before taxes	11.9 %	12.5 %
Cost/income ratio	51 %	53 %
Employees (full-time equiv.)	437	411
Offices	27	24


Bratislava

HVB Bank Slovakia is the fifth largest bank in the country and has a market share of 5.5 %. In 2004 it further expanded its network: branches were opened in Lučenec, Piešťany and Nové Zámky. The bank thus pressed ahead and increased the number of branches from 12 in 2001 to 27 at the end of 2004 – another branch will be opened in 2005. A staff of 437 serve more than 28,000 customers throughout the country, an increase of close to 20 % compared with 2003.

In Slovakia the bank achieved net income before taxes of € 20.1 m, an increase of 8 % over 2003. As a result of a higher volume (+ 8 %) of loans to corporates and private customers as well as a rise in deposits (+ 26 %), net interest income grew by 7 %. Due to the additional branches opened, general administrative expenses were higher but at 51 % the cost/income ratio remained moderate.

For the second year in succession our subsidiary in Slovakia won the prestigious "Bank of the Year" award, a prize awarded annually by TREND, a major Slovak economic magazine. This achievement underlines the bank's position in the Slovak banking sector.

Business structure and development

The **corporate business segment** reacted to the challenge presented by European Union enlargement by introducing "HVB Euro Expert", a loan and advisory programme targeted at medium to long-term investment finance based on EU credit lines. Two versions are offered and enabled the bank to increase its share of the corporate loan market.

Factoring is one of the most dynamically growing financial service segments in Slovakia. For this reason a factoring subsidiary, HVB Factoring s. r. o., was established. 80 % is owned by HVB Bank Slovakia and 20 % by Vienna-based FactorBank.

With the HVB securities savings plan our subsidiary in Slovakia offered a new product to **private and business customers.** The customer selects equity or bond funds from the large portfolio of investment funds offered by the investment management companies Capital Invest and Activest and determines the monthly investment amount.

The bank meets growing needs to finance residential property: the range of mortgage products increases steadily, over 7 new products were introduced for specific customer groups in 2004 alone. These products are promoted through TV and cinema commercials and advertisements. We are convinced that we will be able to further strengthen our position on the Slovak market as a mortgage loan specialist and thus set ourselves apart from our competitors.

One of HVB Bank Slovakia's objectives is to be among the leading providers of credit cards. The co-branded product Max Club was introduced with Slovak Telecom as the branding partner. This cooperation opens up important cross-selling opportunities.

Competition for customers is fierce on the relatively small, saturated Slovak market. To guarantee our success we decided to be innovative and set up an integrated network of traditional bank branches, mobile sales teams (external partners) and financial advisory centres. The latter are sales units (no cash transactions) set up throughout the country in town centres and pedestrian zones, especially in small towns. To establish mobile sales units, HVB Bank Slovakia enters into cooperation agreements with established external partners such as independent insurance brokers. Since its inception, this cooperation network has grown to include ten companies.

www.hvb-bank.sk

Outlook

In order to increase management efficiency, Head Office departments will move from several locations into a single building. To enhance our market presence we will open additional financial advisory centres. We want to build on our success with small and medium-sized companies and continue to expand our business in this market segment in 2005. Factoring services will increasingly be offered to corporate customers. In the retail banking sector, efforts will continue to focus on expanding credit card business.

Hungary

€ m	2004	2003
Total assets	3,844	2,799
Net income before taxes	86.1	49.4
ROE before taxes	24.3 %	17.9 %
Cost/income ratio	48 %	51 %
Employees (full-time equiv.)	1,209	1,043
Offices	41	35


Budapest

HVB Bank Hungary has total assets of € 3.8 bn and a market share of 5.5 %. Our Hungarian subsidiary has a strong market position in corporate banking and is continually expanding its position in retail business. During 2004 six new branches were opened bringing the total up to 41. The number of customers increased in 2004 by almost 30 % to 120,000 served by a staff of 1,200.

HVB Bank Hungary's net income before taxes was € 86.1 m, 74 % or € 36.7 m higher than in 2003. Behind Poland, Hungary thus achieved the second best result of all our CEE subsidiaries. This positive trend is a result of increases (in euro terms) in deposits and loans, which rose by 22 % and 33 %, respectively. The return on equity was up to 24.3 % while the cost/income ratio was successfully lowered to 48.0 %. Jelzálogbank, HVB Bank Hungary's mortgage banking subsidiary, was consolidated in 2004 for the first time; its dynamic business development is reflected in a contribution of over 8 % to operating profit.

Numerous awards reflect the bank's success: for the second year in succession HVB Bank Hungary was named "Best Client Service in an Emerging Market" by GSCS Benchmarks, a British custody periodical. In payment business, HVB Bank Hungary is a market leader, demonstrated by various awards from major international banks, such as "Straight Through Processing Excellence Award" from Deutsche Bank, "Quality Recognition Award" from JPMorgan Chase, or "Certificate of Excellent Quality" from American Express Bank.

www.hvb.hu

As part of an Austrian consortium consisting of HVB Bank Hungary, Vienna Stock Exchange, Raiffeisen Zentralbank, Oesterreichische Kontrollbank and Erste Bank, HVB Bank Hungary increased its equity interest in the Budapest Stock Exchange to 25.2 % and is now the largest shareholder.

Business structure and development

In **corporate customer business**, especially in the multinational corporate segment, HVB Bank Hungary enjoys an excellent market position, which we want to strengthen further. Growth was recorded in real estate business. HVB Bank Hungary's custody team carries out relationship management for about 130 institutional customers with a portfolio of about € 11 bn. The bank's strong performance is supported through close cooperation with Head Office in Vienna.

As part of the strategy for small and medium-sized companies (SMEs) HVB Bank Hungary's range of products now also includes factoring. A subsidiary established in Hungary in cooperation with the Austrian FactorBank offers the entire range of factoring products, from the purchase of receivables to portfolio management of receivables for clients. In autumn 2004 the bank launched an advertising campaign for new loan products targeted at small and medium-sized companies.

The positive trend in **retail banking** business was also backed up by the introduction of new products including a new type of mortgage loan linked to alternative savings schemes such as insurance policies or building society savings schemes. In 2004 Jelzálogbank, our mortgage bank subsidiary, launched a mortgage bond programme. In this context a large number of investors were addressed in an effort to sell appropriate forms of investment. The increased use of call centres and Internet banking led to the growth of alternative sales channels. As a result of these activities the number of customers grew to over 100,000 in 2004.

Outlook

In autumn 2004 we started preparing our branch expansion strategy. We plan to extend the current network by 60 branches to 100 branches by 2007 and significantly increase the number of our customers by sharpening the focus on customer needs and providing standardised services.

Comprehensive measures such as the expansion of mobile sales units, cooperation agreements with local financial service providers and improved cross-selling will help us to achieve the market position we are striving to attain in retail business.

We aim to increase our market share of deposits to over 7 % and our market share of loans to over 9 %. Our growth strategy in corporate banking focuses on small and medium-sized companies; we plan to offer these companies loans under EU assistance programmes and investment loans, account packages and leasing products.

Slovenia

€ m	2004	2003
Total assets	1,251	970
Net income before taxes	12.5	11.0
ROE before taxes	16.3 %	15.7 %
Cost/income ratio	58 %	60 %
Employees (full-time equiv.)	336	285
Offices	11	7

• Ljubljana

Bank Austria Creditanstalt's subsidiary Bank Austria Creditanstalt Ljubljana has been active in Slovenia since 1991. A staff of over 300 serves about 50,000 customers in 11 branches. The bank enjoys a market share of over 5 % and is number seven on the Slovenian market.

In addition to its strong position in corporate banking, especially in business with international companies, the bank is improving its position in retail business. Four new branches were opened in 2004. Corporate centres were set up in three of these branches – BA-CA Ljubljana now has six corporate centres in Slovenia. The number of staff increased by 51 to 336 in line with business expansion.

In 2004 net income before taxes amounted to € 12.5 m, an increase of 13 % over 2003. The return on equity was 16.3 % and the cost/income ratio 58 %. The higher result was due mainly to an increase of 16 % in net fee and commission income to € 10.4 m thanks to favourable trends in lending (loans rose by more than 46 %), in payment transactions and in foreign currency trading. General administrative expenses remained almost unchanged although new branches were opened.

Business structure and development

In oder to further expand its strong market position in **corporate customer business**, BA-CA Ljubljana has been focusing on networking within the Bank Austria Creditanstalt Group and introduced several network products in Slovenia in 2004: FlashPayment, EU-25 Loan Facility and Cash Pooling (our network products are described on page 71). BA-CA Ljubljana was very successful on the syndications market as sole mandated arranger of a € 98 m European Investment Bank guarantee facility for Telekom Slovenia. This is the largest syndicated transaction for corporate customers in Slovenia to date. Another focus of activity is the expansion of mid-market business in Slovenia's regional centres, where Bank Austria Creditanstalt Ljubljana achieved lending growth of over 35 % in 2004.

The Trade Finance desk set up recently to add value to relationship management with corporates has already successfully concluded several transactions. In providing support to the Slovenian export industry the good cooperation between the Trade Finance desk and the Slovene Export Corporation (Slovenian export credit insurance company) was of particular importance. One future focal point will be purchases of receivables from domestic and foreign debtors.

Together with Capital Invest the first cross-border Slovenian investor mandate was arranged at the beginning of October.

In **retail business** activities focused on increasing market share and operating revenues from this business segment. Nearly 7,000 new customers were won through the Quick Cash Loan campaign. In 2004 the total number of retail customers increased by 17 % over 2003. In mortgage loan business the bank has a market share of about 10 % and is one of the most innovative market players in this segment. The bank introduced a very successful Swiss franc mortgage loan. In mid-2004 BA-CA Ljubljana started selling products and services through mobile sales units.

www.ba-ca.si

The private banking team focuses on providing a comprehensive range of services for high net-worth individuals and winning new customers in this segment. In 2004, private banking activities met the ambitious sales targets in asset management, a sector in which the bank achieved the strongest growth among providers of foreign mutual funds.

Outlook

In 2005 we will continue our mid-market initiative with simpler loan processing procedures for small and medium-sized companies. In order to further strengthen our position in corporate business we intend to intensify sales of financial derivatives and start selling Capital Invest mutual funds to this customer group. To expand business with retail customers we will set up more mobile sales units and also complete the branch expansion strategy by opening further branches.

Romania

€ m	2004	2003
Total assets	1,065	518
Net income before taxes	24.0	12.6
ROE before taxes	56.0 %	47.2 %
Cost/income ratio	38 %	43 %
Employees (full-time equiv.)	300	219
Offices	12	9


București

HVB Bank Romania is one of the most successful foreign banks in Romania, offering innovative, customised financial services for both corporate and retail customers. Over 27,000 customers are served through twelve branches.

With a return on equity of 56 % our Romanian subsidiary is the most profitable bank in the BA-CA Group network. The excellent net income before taxes of € 24 m was almost double the figure for 2003. Over half this amount was generated by corporate customer business. Major contributions to this result were made by higher net interest income (up by 83 % to € 28.9 m) resulting from higher business volume, and by a 57 % increase in fee and commission income to € 13.5 m, which reflects growth in fees generated by lending business and payment services. General administrative expenses grew in line with business expansion but the cost/income ratio was reduced from 43 % to 38 % due to the good performance. Total assets doubled within twelve months to more than € 1 bn.

www.hvb.ro

HVB Bank Romania received several prestigious awards, including "Best International Bank in Romania 2004" and "Best International Bank in South East Europe by Return on Equity in 2004" from Finance Central Europe. Bucharest Business Week, one of Romania's best-known business magazines, awarded HVB Bank Romania the title "Best in Corporate Banking 2004".

Business structure and development

In **corporate customer business** our Romanian subsidiary further strengthened its leading position. The number of corporate customers increased considerably. Many of the major transactions in the region were carried out by HVB Bank Romania. These included financing and syndication for Rompetrol (USD 85 m), the Romanian National Railways (USD 130 m), Tuborg Romania (USD 50 m) or Plaza Romania (€ 45 m), Romania's most modern shopping centre.

There was further expansion in export finance, trade finance, project finance, real estate finance and particularly in structured finance, due mainly to the extremely high economic growth of over 8 % in 2004. Compared with 2003, loans increased by over 70 %.

In 2004 **retail customer business** was further expanded. Four new branches were opened and mobile sales units set up. One highlight was the new Unirea branch in Romania's largest shopping centre: in addition to customer-friendly opening hours – it is also open on Saturdays – the branch has an Internet corner for OnlineB@nking transactions. The range of retail banking products was considerably enlarged: HVB Bank Romania is one of the first banks in Romania to offer telephone and online banking services. Additional innovative personal loan and savings products were added to our product range. In private banking for high-net worth individuals we use the "one stop shop" principle: our Private Banking Service takes care of all the customer's financial affairs.

Outlook

We are planning to start a retail initiative to introduce new retail products such as standardised loans for business customers, credit cards and mutual funds in Romania. In corporate customer business we will additionally focus on financing construction of residential property and on the public sector including municipalities. Expansion of the branch network will continue: during the year we will open further branches in Bucharest and in various Romanian regions. In addition to opening new branches, we will expand alternative sales channels.

Bulgaria

€ m	2004	2003
Total assets	1,000	575
Net income before taxes	18.4	11.4
ROE before taxes	23.5 %	17.2 %
Cost/income ratio	60 %	64 %
Employees (full-time equiv.)	1,534	1,590
Offices	131	159


Sofia

With a market share of 10.3 %, HVB Bank Biochim (together with the recently acquired Hebros Bank) is the third largest bank in Bulgaria. In 2004 the bank was given a new name and a new logo – both were effectively introduced in a marketing campaign. After the successful restructuring and merger of the two predecessor banks, HVB Bulgaria and Commercial Bank Biochim, the newly developed sales strategy was applied to the bank's entire sales network.

www.biochim.com

In 2004, the number of our customers served by a staff of over 1,500 in 131 branches increased to more than 420,000. The bank optimised the branch network by closing several very small offices which offered a limited number of products. Customers are now offered the entire product range in the larger branches.

As the result of various marketing campaigns and the expansion of sales activities, loans and deposits in corporate and retail banking rose significantly.

Net income before taxes was € 18.4 m, 61 % above the figure for 2003. As a result of higher business volume, net interest income rose by 41 % to € 37.3 m and net fee and commission income by 23 % to € 14.1 m. The return on equity was 23.5 % (third highest of all the CEE subsidiaries) and the cost/income ratio 60 %.

Acquisition of Hebros Bank

To further expand our network, HVB Bank Biochim and Bank Austria Creditanstalt jointly signed the purchase agreement for the takeover of 99.9 % of the Bulgarian Hebros Bank in November 2004. The transaction was completed on 1 March 2005. BA-CA has acquired approximately 90 % of the shares, HVB Bank Biochim 10 %, 0.1 % are held by minority shareholders.

www.hebros.bg

HVB Bank Biochim's equity interest in Hebros Bank ensures a direct link and close cooperation between both Bulgarian subsidiaries from the very start. Hebros Bank has an extensive branch network and a modern IT system. It focuses on retail customers as well as on small and medium-sized companies. Hebros Bank was formed in 1993 through the merger of eight state-owned banks. The bank has total assets of € 300 m. HVB Bank Biochim and Hebros Bank jointly serve over 600,000 customers in more than 200 branches and together have total assets of € 1.3 bn. The merger of the two banks will strengthen the BA-CA Group's market position in Bulgaria in all segments: in the corporate loans sector the banks are number two with a joint market share of about 11 %, in consumer loans they rank third with a market share of over 10 %. In deposits business they have a market share of about 8 % and come in fourth place.

Bulgaria – Hebros Bank

€ m	2004
Total assets	317
Employees (full-time equiv.)	931
Offices	92

The closing of the acquisition marked the start of preparations for the integration between HVB Bank Biochim and Hebros Bank. A change management programme will support the integration and related reorganisation processes by way of information sessions, discussion fora and internal communication. During the integration phase, both banks will operate parallel to one another. The legal and organisational merger will take place in 2006. Hebros Bank will be consolidated as from the second quarter of 2005.

Business structure and development

In **corporate customer business** the new service approach focusing on business expansion was implemented in the four newly established regional corporate centres.

The introduction of the co-branded MetroPlus Card has enabled HVB Bank Biochim to meet specific needs of business customers. The Metro wholesale markets operate exclusively on a cash and carry basis but MetroPlus Card holders can buy on credit. The card is linked to a current account at HVB Bank Biochim and provides a revolving overdraft facility.

In addition to the implementation of the new sales strategy for **retail customers**, the bank's competitive strength was improved by the launch of new products and the setting up of mobile sales units. A savings drive carried out in 2004 brought additional deposit growth. In lending business the focus was on mortgage loans.

After receipt of approval from the Bulgarian authorities six mutual funds of Capital Invest, Bank Austria Creditanstalt's mutual fund subsidiary, were introduced on the Bulgarian market. These mutual funds offer Bulgarian customers the opportunity to invest in international equity and bond funds.

Outlook

Preparations for the integration of Hebros Bank and HVB Bank Biochim are the most important strategic task – the merger of the two banks is planned for 2006.

By extending alternative sales channels we want to increase market penetration in the retail banking sector. In corporate customer business, real estate finance and project finance will gain in importance. Treasury business will be strengthened by the introduction of new derivative products.

Croatia

€ m	2004	2003
Total assets	2,845	2,509
Net income before taxes	35.7	28.4
ROE before taxes	17.7%	15.7%
Cost/income ratio	59%	61%
Employees (full-time equiv.)	1,242	1,119
Offices	111	78

Zagreb

HVB Splitska banka, created through the merger of HVB Croatia and Splitska banka, is pursuing an expansion strategy. Compared with 2003, the number of customers rose by 12 % or some 45,000 to a total of more than 400,000 customers. With a market share of 9.3 %, HVB Splitska banka is the fifth largest bank in Croatia.

At year-end 2004, customers were served through 111 branches (33 more than in 2003). Most of the new branches are located in areas like Slavonia and the central and northern parts of Croatia, which were previously not covered by the bank's network to any significant extent. With the implementation of the new branch strategy, the bank now has a country-wide presence. The considerable expansion of the branch network within a few months was made possible by a cooperation agreement with FINA, a state financial institution: based on a shop-in-shop concept, HVB Splitska banka offers the same products and services as in any other branch. The opening of HVB Splitska banka units in FINA branches was accompanied by a marketing campaign.

2004 was a successful year for HVB Splitska banka. Net income before taxes was € 35.7 m (up by 26 % on 2003), Croatia had the fourth best result of all CEE subsidiaries. The bank achieved a return on equity of 17.7 % and a cost/income ratio of 59 %. The trend in net interest income (+12 %) and net fee and commission income (+33 %, resulting from higher commission income from lending business and custody services) was gratifying. HVB Splitska banka is one of the leading banks in custodian business. As a result of new branches being opened, general administrative expenses rose by 14 %.

Business structure and development

For more efficient relationship management for **corporate customers**, two corporate centres were opened. The bank has thus responded to growing demand for banking services from corporates.

In project finance, HVB Splitska banka participated with BA-CA Vienna in one of Croatia's major infrastructure projects, the extension of the A2 toll motorway from Zagreb north to the border of Croatia and Slovenia at Macelj, based on a public private partnership model (PPP model).

Our Croatian subsidiary also financed foreign direct investments. HVB Splitska banka enjoys a strong position particularly in greenfield investments (new manufacturing plants on undeveloped land). Moreover, the bank has facilitated entry to the Croatian market for several well-known international retail chains. Support of foreign investment of this nature creates jobs that offer good prospects.

HVB Splitska banka is also a partner for Croatian export companies. Through cooperation with HBOR (Hrvatska banka za obnovu i razvitak/Croatian Bank for Reconstruction and Development) the bank made a considerable contribution to financing the Croatian export sector.

The implementation of the shop-in-shop concept in FINA branches alone brought the bank more than 17,000 new **retail customers.** Card business made an important contribution to results in 2004: HVB Splitska banka was able to further expand its traditionally strong position in credit card business with the successful "VISA Revolving Card" (card-supported consumer credit). The total number of cards issued increased to more than 100,000 in 2004. A similar trend was seen in payment cards. This positive trend is founded on ten years' experience gained by HVB Splitska banka in card business. The card payment processing centres for Central and Eastern Europe are located in Prague and Split. Available expertise is thus used for other countries, too.

www.splitskabanka.hr

The public housing project in which HVB Splitska banka is the sole partner of the state building agency APN continues to be highly successful. The successful launch of the private loan campaign "HIT-cash loans" led to further growth in the bank's financing volume. In order to provide our customers with a comprehensive range of services the bank has further expanded its cooperation arrangements to include the insurance company "Euroherc Osiguranje".

Outlook

In 2005 we plan to further expand the branch network. In order to improve our position in corporate customer business, we will focus more on small and medium-sized companies (SMEs). In spite of the planned expansion we will continue our stringent cost management policy.

Bosnia and Herzegovina

€ m	2004	2003 *)
Total assets	383	42
Net result before taxes	0.5	–3.0
ROE before taxes	2.0 %	–37.3 %
Cost/income ratio	>100 %	>100 %
Employees (full-time equiv.)	434	71
Offices	33	4

*) only HVB Banka Bosna i Hercegovina, not consolidated


Sarajevo

The merger of our two subsidiaries HVB-Banka Bosna i Hercegovina d.d. Sarajevo and Central profit banka d.d. Sarajevo, a bank which we acquired in October 2003, to form HVB Central Profit Banka was completed on 30 September 2004. Both subsidiaries have been consolidated as from 1 January 2004. Serving 127,000 customers through 33 branches, HVB Central Profit Banka has a market share of almost 8 % and is now the country's fourth largest bank.

The bank achieved a positive result for 2004 primarily due to higher net interest income, which reflects growth in loans and deposits.

Business structure and development

Corporate customer business progressed very satisfactorily in 2004. In addition to multinational corporates, the bank served a growing number of local export companies. Corporate customer business focuses on export finance and investment financing, on documentary business and on payment services.

www.hvb-cpb.ba

In the **retail customer segment** a new loan product was introduced in March. It was the first joint product, with a single marketing campaign launched before the merger of the two subsidiaries. With this initiative the bank succeeded in attracting a new, wider customer base. The successful consumer credit campaign attracted a large number of new customers and increased lending significantly.

Outlook

In corporate customer business we want to improve our position, especially with small and medium-sized companies (SMEs). With regard to nationalised industries, still an important sector for the Bosnian economy, we want to maintain our strong position by increasing the number of corporate relationship managers at Head Office in Sarajevo and in the regional Corporate Centres. As part of our universal banking strategy in retail business, we will extend the network by opening four more branches and also set up alternative sales channels such as mobile sales units or enter into cooperation agreements with other companies.

Serbia and Montenegro*)

€ m	2004	2003
Total assets	202	113
Net income before taxes	4.8	4.6
ROE before taxes	22.8 %	27.6 %
Cost/income ratio	57 %	57 %
Employees (full-time equiv.)	155	90
Offices	7	4

*) not consolidated

Beograd

Our subsidiary in Serbia, operating as HVB Bank Serbia and Montenegro since August 2004 and not consolidated in the BA-CA Group, was established in December 2001 as one of the country's first international banks. As part of its expansion strategy in Central and Eastern Europe, Bank Austria Creditanstalt signed the contract for the acquisition of the Serbian Eksimbanka on 19 November 2004. 58.7 % of the shares were acquired from former shareholders including the European Bank for Reconstruction and Development (EBRD). Pursuant to legal provisions in Serbia a binding takeover bid was submitted to the other shareholders and over 99 % accepted the offer. Jointly, HVB Bank Serbia and Montenegro and Eksimbanka serve some 70,000 customers through 39 branches. Three new branches were opened in Belgrade, Niš and Novi Sad before the end of 2004. With combined assets totalling some € 365 m, the two subsidiaries are number five in the Serbian banking market with a share of 5.3 %.

www.hvb.co.yu

In 2004, HVB Bank Serbia and Montenegro's net income before taxes reached € 4.8 m. The return on equity was 23 % and the cost/income ratio was a low 57 %. All areas of the bank's business operations contributed to the good performance. As a result of increased lending and higher deposits, net interest income grew by more than € 3.1 m or 83 %.

Business structure and development

The bank was able to strengthen its position in **corporate customer business.** The number of corporate customers rose strongly. Following a successful test phase in 2003, HVB Bank acts as clearing bank for the IATA (International Air Transport Association) for payment transactions between airlines and travel agencies.

Retail customers

There was a good response from the market to new products introduced in the course of the year, including loans for specific financing purposes such as vehicles or other consumer durables. Advertising campaigns assisted in marketing these products. HVB Bank Serbia and Montenegro was the first bank in Serbia to introduce a further innovative product, "Saving for the loan", which is a combination of a savings plan and a loan. Mortgage loan business is being developed successfully: by way of a long-term loan granted by the European Bank for Reconstruction and Development (EBRD), the bank can extend individual housing construction loans. HVB Bank Serbia and Montenegro has a leading position in electronic banking. The bank now serves over 12,000 retail customers.

Outlook

The major challenge for 2005 is the organisational and systems merger between Eksimbanka and HVB Bank Serbia and Montenegro. Further branches will be opened to increase market penetration in retail banking.

Eksimbanka in Serbia and Montenegro

€ m	2004
Total assets	163
Employees (full-time equiv.)	304
Offices	32

The purchase of Serbia's Eksimbanka was finalised by Bank Austria Creditanstalt in December 2004. With total assets of about € 160 m and 32 banking outlets, Eksimbanka is number twelve on the Serbian banking market. A staff of about 300 service 60,000 customers. This acquisition visibly strengthens our market position in Serbia and Montenegro. Eksimbanka was founded in 1991 and was the first Serbian bank in which well-known international investors took a significant stake. The bank's activities focus primarily on small and medium-sized enterprises and retail customers.

www.eksimbanka.co.yu

Risk Management

Our main business as a bank is to accept and profitably manage risks. In 2004 we performed this task successfully, as can be seen from the increase in net interest income and the declining provisioning charge. At the end of 2004, risk exposure totalled € 156.5 bn, an increase of 4 % or € 6.0 bn relative to the 2003 figure. Thanks to effective risk management, we were able to reduce the net charge for losses on loans and advances in the entire BA-CA Group by more than 10 % or € 50 m to € 417 m. Expressed as a percentage of average risk-weighted assets, the provisioning charge declined from 0.70 % to 0.61 %. The expansion of business in Central and Eastern Europe has been pursued with due regard to risk: although the risk exposure in CEE increased by about 22 %, the net charge for losses on loans and advances decreased by over 5 % or € 5 m to € 85 m.

In 2004, higher net interest income, successful risk management, a risk-oriented lending policy and the absence of major insolvencies combined to help the bank reduce the risk/earnings ratio for the first time to a level below the target of 20 % set for 2006. The risk/earnings ratio was 18.3 % at the end of June 2004, and 17.1 % at the end of December 2004. We aim to uncouple the use of capital from the financing volume in a wider sense. We want to achieve this objective by actively managing the credit portfolio and by making increased use of alternative, capital market-related methods of financing in new business with our integrated corporate finance approach. Our customers' acceptance of these financing methods as an alternative to classic bank loans is increasing. We are currently focusing on preparations for the new capital adequacy framework ("Basel II"). Moreover, we are working on the use of economic risk as a basis for determining capital requirements.

More conservative assessment of risk positions

With the use of the new BONI/BAUER rating system and a change in the classification of risk positions, we now apply even more conservative standards in assessing our risks than in previous years.

The new rating system automatically assigns a rating of 9 or 10 on the 10-point rating scale to those loans and advances to customers for which loan loss provisions have been made. In addition to the rating classes 9 and 10, loans in the rating category 8– are now also classified as non-performing; in this context it should be noted that no loan loss provision is made for loans and advances with a rating of 8–. To ensure comparability with the previous year, problem loan data as at the end of 2003 presented in this section have been restated (pro-forma figures) to reflect the new classification.

At the end of 2004, the volume of exposures which we classify as non-performing was € 5.7 bn, down from € 6.1 bn in the previous year (pro-forma figure as at year-end 2003). This represents 3.7 % of the entire portfolio as at the end of 2004 (after 4.0 % in 2003). The volume of doubtful exposures (rating categories 8+ and 8) totalled € 0.8 bn at the end of 2004, down from € 0.9 bn in the previous year. This represents 0.5 % of the total portfolio in 2004, after 0.6 % in 2003.

Details of the bank's risk management principles, organisational structure and risk measurement and risk monitoring processes are given in the "Risk report" contained in the notes to the consolidated financial statements from page 138. In this section, the presentation of our risk exposure is based on all

"One of our most important functions as a bank is to evaluate risks on the basis of market data and take them on our books rather than avoiding them. The more familiar our customers are with this approach, the higher the transparency of this process, the easier it will be for the bank to make a loan – this benefits both sides. With our rating advisory service, balance sheet structure analysis and capital market-related financing solutions, we help our corporate customers improve their financing structure and capital base, so that we can lend more."



***Johann Strobl**, Managing Board member, Chief Risk Officer (CRO)*

assets involving credit risk. This is Bank Austria Creditanstalt's risk position on a consolidated basis. The table below shows a breakdown of risk positions on the balance sheet as well as guarantees and undrawn portions of credit facilities.

€ m as at 31 December	2004	2003	2002
Loans and advances to, and placements with, banks	23,995	25,130	29,558
Loans and advances to customers	81,260	75,997	76,354
Trading assets	18,590	16,140	18,954
Investments excl. interests in subsidiaries and other companies	14,420	13,319	13,609
Contingent liabilities and commitments	18,250	19,888	20,575
TOTAL	**156,515**	**150,474**	**159,050**

The categories listed above cover the following products:

- *Loans and advances to, and placements with, banks: loans, advances and money market placements.*
- *Loans and advances to customers (private individuals, corporates and public entities): loans (revolving loans, term loans and overdraft facilities), mortgage loans, export loans and finance lease receivables.*
- *Trading assets: bonds and other fixed-income securities, shares and floating-rate securities, positive market values of derivative financial instruments, and other trading assets.*
- *Investments excluding equity interests: bonds and other fixed-income securities, shares and floating-rate securities. Not included are interests in companies accounted for under the equity method, interests in subsidiaries, and investment properties.*
- *Contingent liabilities and commitments: letters of credit and other trade-related guarantees as well as loan commitments not yet utilised, acceptances and endorsements. From 2004, excluding contingent liabilities to companies included in consolidation.*

Slight increase in risk exposures and risk-weighted assets

Loans and advances to customers rose by almost 7 % to € 81.3 bn – most of the increase resulted from our expansion in Central and Eastern Europe (see note 15 to the consolidated financial statements of Bank Austria Creditanstalt). Risk exposures increased by 4 %, from € 150.5 bn at the end of 2003 to € 156.5 bn at the end of 2004. While the risk exposures in CEE grew by about 22 % to € 32.1 bn, the risk exposures in the other parts of the BA-CA Group increased by significantly less than 1 % to € 124.4 bn. In conformity with our business policy (reduction of interbank business in favour of off-balance sheet derivative transactions) loans and advances to, and placements with, banks declined by more than 4 % to € 24 bn. Risk-weighted assets (RWA), which are determined in accordance with the rules defined in the Austrian Banking Act, rose by 8.1 %, from € 65.6 bn at the end of 2003 to € 70.9 bn at the end of 2004. The changes in the individual business segments reflect Bank Austria Creditanstalt's business model: growth in the CEE and Private Customers segments, a slight increase in the Corporate Customers segment.

Risk exposures*) and risk-weighted assets (in € bn)



168.9
–5.8%
159.1
–5.4%
150.5
+4.0%
156.5
–6.7%
72.0
–2.4%
67.2
+8.1%
65.6
70.9
78.6
76.4
76.0
81.3
31 Dec. 2001
31 Dec. 2002
31 Dec. 2003
31 Dec. 2004

Loans and advances to, and placements with, banks, guarantees, undrawn portions of credit facilities

Loans and advances to customers

Assessment basis (risk-weighted assets, banking book)

*) Risk volume by product category – based on balance sheet items – including guarantees and undrawn portions of credit facilities

Risk structure and problem loans of the BA-CA Group in 2004

At the end of 2004, more than 91 % of the portfolio did not show any identifiable risk of default (rating classes 1 to 5 on the 10-point rating scale). 4.4 % of the portfolio is classified as "substandard" (rating classes 6 and 7), 0.5 % of the portfolio is classified as doubtful (rating categories 8+ and 8).

Following the introduction of the new BONI/BAUER rating system and the reclassification of the rating category 8–, exposures classified as non-performing rose from € 5.3 bn (published figure for 2003) to € 6.1 bn (pro-forma presentation for 2003); while the volume of doubtful loans and advances declined from € 1.6 bn to € 0.9 bn.

A comparison of the figures for 2004 with the pro-forma figures for 2003 shows a decline of € 0.4 bn or 6 % to € 5.7 bn in non-performing loans, and a decrease of € 0.1 bn or 13 % to € 0.8 bn in doubtful exposures (rating categories 8+ and 8).

At the end of 2004, 24 % of exposures classified as non-performing (rating categories 8–, 9 and 10) were secured compared with 21 % in 2003, 50 % of loans in rating classes 8+ and 8 (doubtful) were secured after 56 % at year-end 2003.

Risk structure of the BA-CA Group as at 31 Dec. 2004 in %



Non-performing 3.7%
Doubtful 0.5%
Substandard 4.4%
No identifiable risk of default 91.4%
Total volume: € 156.5 bn

Problem loans*)
in € bn

Non-performing (ratings 8–, 9 and 10)
Of which secured ...
Of which unsecured ...

Doubtful (ratings 8+ and 8)
Of which secured ...
Of which unsecured ...



6.1
–6%
5.7
1.3
(21%)
1.4
(24%)
0.9
0.8
0.5 (56%)
0.4 (44%)
0.4 (50%)
0.4 (50%)
31 Dec. 2003
31 Dec. 2004

*) Problem loans are exposures in rating categories 8+ and 8 (doubtful loans) and in rating categories 8–, 9 and 10 (non-performing loans)

Coverage ratio of unsecured non-performing loans (NPLs)

As mentioned above, exposures classified as non-performing loans are those in rating categories 8–, 9 and 10. The unsecured volume declined from € 4.8 bn (pro-forma figure as at year-end 2003) to € 4.4 bn at the end of 2004. The coverage ratio (loan loss provisions as a percentage of risk exposure) rose by 2 percentage points from 75 % (pro-forma figure for 2003) to 77 % at the end of 2004.

No loan loss provisions are required for exposures in rating category 8–. When there is a need to make a loan loss provision, the exposure is automatically assigned a rating of 9 or 10.

In preparation for Basel II, from April 2005, the rating system will automatically reclassify loans on which the customer is more than 90 days in default as category 8– exposures. For this reason exposures which we classify as non-performing loans will probably increase in the course of 2005. But this will not automatically lead to an increase in the net charge for losses on loans and advances because – as mentioned before – no loan loss provisions are required for exposures in rating category 8–.

Loan loss provisions in % of NPLs (unsecured)
in € bn

NPLs – non-performing (ratings 8–, 9 and 10), unsecured

Loan loss provisions (incl. provisions for off-balance sheet items)



Coverage ratio up by 2 percentage points
75%
77%
4.8
3.6
4.4
3.3
31 Dec. 2003
31 Dec. 2004

Risk structure by region and organisational unit

In regional terms, our risk structure at the end of 2004 showed the following picture: slightly less than one half of the total exposure (46 %) related to customers located in Austria. Together with the risk exposure in Western Europe (23 %) and North America (4 %), highly industrialised countries accounted for almost three-quarters of our total exposure. The risk exposure in Western Europe and in North America concentrates on financial institutions and international customers and is mainly related to their business activities in Austria and CEE.

Just over one-fifth of customers (22 %) are located in Central and Eastern Europe, and about 5 % in other countries.

A breakdown of risk exposures by organisational unit (business unit recording the transaction) shows that our banking subsidiaries in CEE account for € 32.1 bn or 20.5 % of the total volume; other BA-CA Group units account for € 124.4 bn or 79.5 %.

Risk structure by region as at 31 Dec. 2004 in %
(location of borrower)


Central and Eastern Europe (CEE) 22.0 %
Austria 46.0 %
Western Europe 23.2 %
North America 4.1 %
Other countries 4.7 %
Total volume:
€ 156.5 bn

Unsecured non-performing loans (as a percentage of the relevant total volume) amounted to 2.0 % at organisational units in CEE and about 3.0 % in the rest of the BA-CA Group.

Portfolio structure by organisational unit	No identifiable default risk	Substandard	Doubtful	Non-performing	Total exposure
BA-CA Group without CEE, total exposure	**114.2**	**5.0**	**0.6**	**4.7**	**124.4**
of which unsecured	*95.0*	*2.3*	*0.3*	*3.7*	*101.4*
Percentage distribution of total exposure	92 %	4 %	0 %	4 %	100 %
Central and Eastern Europe (CEE), total exposure	**28.9**	**1.9**	**0.3**	**1.0**	**32.1**
of which unsecured	*24.6*	*1.0*	*0.1*	*0.6*	*26.4*
Percentage distribution of total exposure	90 %	6 %	1 %	3 %	100 %

Portfolio structure of the Bank Austria Creditanstalt Group by sector

The following breakdown by sector and internal rating class shows that Bank Austria Creditanstalt's total risk exposure as at 31 December 2004 was well diversified:

€ bn	Risk class				
Sector	No identifiable default risk 1–5	Substandard 6–7	Doubtful 8+ and 8	Non-performing 8–, 9 and 10	Total
Banks	53.4	0.3	0.1	0.1	53.9
Public administration	18.5	0.3	0.0	0.2	19.0
Consumers	17.0	0.3	0.1	1.0	18.3
Real estate	9.8	1.2	0.1	0.6	11.8
Trade and commerce	7.9	1.1	0.1	1.0	10.0
Metal-working industry and mechanical engineering	4.2	0.3	0.1	0.4	4.9
Transport and communication	3.5	0.8	0.0	0.1	4.5
Other services for businesses	3.4	0.6	0.1	0.3	4.4
Mineral oil, plastics	3.9	0.2	0.0	0.2	4.2
Construction	2.9	0.4	0.0	0.5	3.9
Energy and water supply	3.7	0.1	0.0	0.0	3.7
Other goods	2.8	0.4	0.1	0.4	3.6
Glass, ceramics, stone, earths	2.1	0.1	0.0	0.4	2.6
Automotive industry	2.3	0.1	0.0	0.1	2.6
Food, beverages and tobacco	2.1	0.1	0.0	0.1	2.3
Other financial services	2.2	0.1	0.0	0.0	2.3
Paper, publishing, printers, data carrier duplication	1.8	0.1	0.0	0.1	1.9
Tourism	0.7	0.3	0.0	0.2	1.3
Agriculture, mining	1.1	0.1	0.0	0.1	1.3
TOTAL 2004	**143.1**	**6.9**	**0.8**	**5.7**	**156.5**
in %	**91.4 %**	**4.4 %**	**0.5 %**	**3.7 %**	**100.0 %**
of which unsecured	119.6	3.4	0.4	4.4	127.7
in %	83.6 %	48.9 %	50.4 %	76.2 %	81.6 %

Organisation and IT

Pursuant to the philosophy of Bank Austria Creditanstalt, the "business model" and the "operating model" are two sides of a single coin. The organisation and implementation of back-office processes, as well as all administrative and settlement tasks which are linked to the customer business, comprise a significant part of "bank production". They play a decisive role in determining the performance and efficiency of banking services, and at BA-CA, these processes have long stepped out of the shadow thrown by more "visible" banking business.

While the business model determines target groups, products and sales channels, the operating model ensures the organisation of the entire settlement and production apparatus, which in turn determines the efficiency of banking operations. Each side needs the other: the more progress that is made towards standardisation, particularly in the retail business, the simpler operations become. As settlement, processes and IT support become more efficient, sales units can increasingly focus on customer business. Through the systematic division of labour, we hope to make transparent the internal flow of services and processes within the entire bank, boost productivity, ensure reliability and also realise gains from specialisation. Finally, by highlighting and recognising performance, pointing out the significance of entrepreneurial responsibility and monitoring the market for third-party services, we aim to motivate our employees working in the settlement area.

In 2003 we started to bundle all of the tasks releated to the operating model in the Group ORG/IT division under Managing Board responsibility. In 2004 and at the beginning of 2005 we implemented key projects in Austria, including "Marktfolge" and "Zahlungsverkehr NEU". In Central and Eastern Europe, two acquisitions – HVB Bank Biochim and HVB Central Profit Banka – were successfully integrated in Bank Austria Creditanstalt. In 2005, the focus will be on integrating Hebros Bank and Eksimbanka as well as supporting the new sales initiatives primarily in the retail banking sector. We are taking a pragmatic approach in this regard: on account of the variety of forms that business can take in individual countries, a common operating model or a common IT platform cannot be introduced overnight. Nevertheless, we increasingly view Austria and CEE as a single core market whose locational advantages we will use in coming years.

Strategic objectives and projects

Our general business objectives are:

- ▷ to screen and streamline processes at the bank from "end-to-end" – i.e., cutting across departmental and divisional lines – and to reorganise the interfaces between customer business and settlement;
- ▷ to bring together and merge settlement functions into specialised production centres – often referred to as factories – in order to enhance efficiency and achieve cost savings through synergy effects.
- ▷ to use Service Level Agreements (SLAs) to make the flow of services and the level of quality more transparent and easier to follow;
- ▷ to obtain services at calculable target prices, and thereby dissolve the major blocks of fixed costs at the bank, and to achieve variable costs wherever possible;
- ▷ to use permanent benchmarking in order to base our activities on state-of-the art standards;
- ▷ to be able to offer the services of our subsidiaries specialising in back-office functions to the broader external market.

In 2004, pursuant to the "Fit for Sales" programme, the customer business in Austria concentrated on bringing sales channels more into line with dynamic target group definitions and active sales techniques through a highly-structured approach and greater transparency of sales results. This was also in line with operating-side objectives: in order to free up resources for the sales drive, sales and settlement activities were separated and bundled together with related activities, cost transparency was established and SLAs were signed for quality assurance.

As per 1 November 2004, pursuant to the "Marktfolge" (back office and settlement processes) project, all settlement functions for the customer business – from credit activities to investments and services – were spun off into a subsidiary company. The same was done with regard to all settlement functions for payment transactions pursuant to the "Zahlungsverkehr NEU" project. In line with long-standing "delegation principles", employees of BA-CA working in these areas were seconded to these two subsidiaries.

"Performance transparency is one of our major organisational principles. This applies to banking business with customers and to the important activities related to customer business. By making our processes transparent across divisional boundaries, defining a clear division of labour and bundling settlement functions into separate units, we gain specialisation advantages. Constant benchmarking ensures that our activities meet top standards, and we aim to enter the wider external market. We are thus enhancing the professional approach and motivation of our employees."



Wolfgang Haller, *Deputy Chief Executive Officer, responsible at Managing Board level for Organisation, IT and Human Resources*

▷ The "Marktfolge" project

The "Marktfolge" project began with two significant themes: the centralisation in Vienna of settlement and risk management activities for all of Austria, and the spin-off of these settlement activities in the sales area. Centralising settlement activities has two consequences: first, it concentrates expertise, and secondly, it boosts efficiency through better peak period management – thanks to greater volume, it is easier to balance out transaction peaks among specific regions.

In the recently-founded, wholly-owned subsidiary BA-CA Administration Services GmbH (AS), we have brought together all sales-related settlement activities which support contacts with customers, in order to allow account managers to focus on their main tasks: providing advisory services and selling products. A lean structure and clearly-defined liaison partners guarantee that settlement activities will be handled at benchmark-capable prices and at top quality.

The "Telos" ("The Loan System") project comprises a document management system for physical document storage, a workflow management system which automates credit processes and which is related to process reengineering and standardisation, and a component which allows for the automated generation of contracts. Thus the system is "end-to-end", extending from advisory services and electronic storage to loan approval. In 2005, Telos should set new standards with regard to the settlement of financing transactions, and establish AS as a process and technology leader in the credit-settlement business.

In the next phase of the "Marktfolge" project, we intend to bring together units based in the federal provinces at a single location in Vienna, in order to support BA-CA sales activities throughout Austria from this location. The successful implementation of this project will generate synergy effects totalling some 450 man-years. AS currently employs a staff of 1,200 (1,068 full-time equivalents).

With AS, its new subsidiary, BA-CA has become the pacesetter within the Austrian banking industry. BA-CA Administration Services GmbH has therefore also set itself the long-term goal of competing on the broader external market as a cost-efficient settlement services specialist.

▷ The "Zahlungsverkehr NEU" project

Following the failure of plans to create an Austrian-wide alliance for a shared payment transactions platform, BA-CA initiated and successfully completed its "Zahlungsverkehr NEU" project in 2004.

All payment transaction activities – which were already centralised in Vienna for all of Austria – were transferred to the wholly-owned subsidiary "DATALINE Zahlungsverkehrsabwicklungs GmbH". The new company's staff of 485 (450 full-time equivalents) provides the bank with central settlement services for domestic and cross-border payment transactions, both electronically and paper-based, as well as related postal delivery and enquiry services. Through the spin-off of these activities, the bank streamlined its organisation and created the flexibility necessary for possible future cooperative efforts. Both Austria-wide solutions with other banks and cross-border models, for example with our CEE subsidiaries, are among the options which can be considered.

Payment transactions / settlement


Transactions in millions
Staffing level
400
350
300
250
200
150
100
50
0
500
450
400
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005e
Paperless domestic payment transactions
Paper-based domestic payment transactions
Foreign payment transactions, FPT cheques
Staffing levels (full-time equivalent) of these operating units

▷ HVB Direkt

In 2004 we integrated the call centre area of Data Austria into HVB Direkt, HVB Group's customer care service provider. HVB Direkt is focused on the financial services industry, and also serves customers outside of the Group. This guaranteed that an important size threshold could be met which was necessary to attain economies of scale, to centralise value-added functions (e. g., resource management, operations on the broader external market) and to ensure the required level of capacity utilisation. HVB Direkt's base in Vienna strengthens the platform for the call centre business in the CEE region. In Austria, the "Fit for Sales" programme has placed new demands on our call centre: a substantial increase in the number of telephone banking transactions, the arrangement of advisory appointments for account managers, sales preparation for basic products as well as telephone management with a high ratio of inquiries being resolved during the first call and selective forwarding of information.

▷ Securities back office

GEOS successfully implemented

In March 2004, two-thirds of all securities-related systems and 30 different securities settlement systems were replaced by the GEOS software package, a real-time/online system for order routing and securities settlement which, in conjunction with systems in the Treasury division, makes it possible to trade on the 29 most important European exchanges. The key benefit offered by the system is the integrated straight-through-processing of retail business transactions, from the branch office to the stock exchange, from customer mandate to the posting of the entry in the customer's safe-custody account. Developed by Austrian financial institutions, this state-of-the-art system offers comprehensive query functions and a flexible link to SWIFT, the international bank communications network.

Ongoing ORG/IT responsibilities

WAVE Solutions Information Technology GmbH, as system vendor, and Informations-Technologie Austria GmbH, as data-processing centre, ensure the development, maintenance and smooth functioning of all IT processes at the bank. Other specialised services are bought from external providers. Through a strict cost-management programme, it was possible to reduce the operating costs of all current tasks relating to organisation and IT in 2004 by about € 27 m (– 14 %). Since the technical merger between Bank Austria and Creditanstalt in August 2002, this cost area has been reduced by a total of more than € 48 m (– 23 %).

WAVE Solutions Information Technology GmbH

WAVE Solutions for IT, a wholly-owned subsidiary of BA-CA, is the primary IS solution provider at BA-CA. Its services comprise IS consulting and support in the areas of infrastructure, project handling and software evaluation. In addition, WAVE defines the systems architecture of banking software used throughout the BA-CA Group. All operations-related functions, such as accounting, controlling & planning, logistics and human resources, as well as the systems transition for the new subsidiaries Administration Services GmbH and DATALINE Zahlungsverkehrsabwicklungs GmbH were realised and installed by WAVE. As system vendor, WAVE is involved in all of the bank's ongoing projects. In 2004, among other things, the company played an important role in the further development of BusinessNet into a "virtual office", BA-CA's Internet portal for corporate customers. WAVE also integrated the systems of companies acquired in CEE, including the merger in Bosnia and the migration to the CEE core banking system CORE02. In connection with the Basel II project, and in consultation with HVB, WAVE put into operation the catalogue of collateral, the BONI rating tool and the revenue system.

BA-CA and its subsidiaries accounted for some 95 % of WAVE's revenues, which totalled € 116 m. The remaining 5 % came from HVB Systems and orders from third parties. As at 31 December 2004, WAVE employed a staff of 716 at its operations in Vienna and London, and 38 at its subsidiary in Budapest.

Informations-Technologie Austria GmbH

Since it was established in 1998, iT-Austria has served as a model of successful cooperation, one that also operates on a cross-sectoral basis. This company manages both BA-CA's data processing centre operations and its domestic and regional communications networks. Despite continued average annual growth of 14 % in volume, and responsibility for additional projects, the volume of amounts invoiced to the BA-CA Group sank by 8.8 % in 2004, and by 30 % since 2000. In terms of reliability, iT-AUSTRIA serves as the benchmark in Europe. The target rate of 99.5 % system stability was surpassed by a significant margin in each month of 2004, and in four of these months, system stability actually amounted to 100 %. The average for the year, at 99.96 %, also made iT-Austria one of the top performers in Europe.

iT-Austria data processing centre costs for Bank Austria Creditanstalt


€ m
200
175
150
125
0
180.8
179.7
154.5
137.9
125.5
122.8
Cost savings 2000–2004: – 30%
2000
2001
2002
2003
2004
Year-end target 2005

ORG/IT in Central and Eastern Europe

The new settlement system for foreign payment transactions, Global PAYplus (GPP), has been successfully implemented in the Czech Republic, Hungary and Slovakia. Work is now in progress to link Slovenia and Croatia to GPP via the settlement centre in the Czech Republic. This will pave the way for a far-reaching harmonisation of processes and significant productivity gains through an increase in the level of straight-through-processing (STP).

Concentration of credit card processing

The settlement centre in Prague handles the central processing of credit card transactions for Hungary, the Czech Republic and Slovakia, while transactions for Bosnia and Herzegovina and for Croatia are processed by the settlement centre in Split. There are also plans to link the other CEE banking subsidiaries to this system.

The integration of various new banking subsidiaries into our existing network also requires joint IT efforts: the previously installed banking system at HVB Bank Biochim, "Dimension", was successfully adapted to work together with the IT systems of the BA-CA Group. The introduction of newer, more streamlined business processes enabled the bank to achieve significant growth on the Bulgarian market during the same year in which the integration process took place. The spin-off of non-bank services made it possible to realise further cost savings and enhance customer service quality.

The technical merger of Bosnia's Central Profit Banka was completed on schedule. CORE, the standard system used at BA-CA, was defined as the new core banking system, and available synergies were realised with regard to the structuring of processes. At Eksimbanka, the new Serbian subsidiary, a streamlined integration project was launched with the involvement of both local experts and experts from headquarters.

Further service and support areas

Security

The implementation of ISO-certified security standards at subsidiaries in Austria and abroad serves as the basis of group-wide cooperation on security issues.

To counteract the rise in the level of criminal activity, technical security measures at branch offices are being improved and staff are being trained in proper behaviour both during and after a bank robbery. Concrete measures against the increasing crime rate include live video transmission from all bank buildings to the police, technical improvements to customer service facilities in self-service foyers and the monitoring of individual branch offices by private security firms.

Business continuity management, which ensures that business operations can continue without significant restrictions even in the case of a catastrophe, represents a key aspect of information security. Specific exercises also helped to optimise crisis management capabilities. The Security Emergency Response Team (SERT) created by iT-AUSTRIA will serve, in an emergency, as a decentralised hub between BA-CA, WAVE and iT-AUSTRIA.

Even more rapid response times are necessary given the increase in the frequency of virus attacks. Additional measures were therefore implemented in order to be able to launch quick and effective countermeasures to an attack. Although up to 50,000 virus-infected e-mails are received every day, viruses have been successfully kept out of the BA-CA network. The BA-CA website was also redesigned to protect customers from so-called "phishing" attempts.

Global procurement

The "think global, act local" approach helped HVB Group to successfully implement a multinational cooperative effort within the Group. Without giving up local flexibility, purchasing units in Germany, Austria and Poland were brought together pursuant to the "Global Procurement" project, in order to act as a single buyer on the international procurement market and thus achieve significant cross-border cost savings. In 2005, the other CEE banking subsidiaries will be integrated into this organisation, without the need for any additional staffing. Modern management tools guarantee the secure and efficient settlement of transactions and the optimal allocation of personnel resources.

Cost-related synergies by combining procurement activities

Facility management

Pursuant to the "DOMUS Neu" project, the BA-CA subsidiary Domus Facility GmbH is being streamlined, both in terms of organisation and staffing, to serve as a smaller management and controlling unit in the construction and real estate area, overseeing the office space utilised by BA-CA.

All business areas which are outside this new "construction/real estate management" core competency will be spun off. In 2005, there are plans to spin off personnel and gastronomy services, with the latter area being brought into Domus Bistro GmbH pursuant to Article III of the Austrian Reorganisation Act, with retroactive effect as of 31 December 2004.

Human Resources

After the bank's successful integration and consolidation efforts of the last few years in both Austria and CEE, activities in 2004 focused on boosting profitability and efficiency. In line with Bank Austria Creditanstalt's management approach geared to value creation, the desired business expansion and increase in income are to be achieved through higher productivity. For the Human Resources division this required a reduction in the cost/income ratio, in all areas of business and in all the regions, via **staff costs.** Secondly, this is directly linked to the realisation of our vision to develop a **culture of excellence and empowerment** throughout the entire Bank Austria Creditanstalt Group. Such a corporate culture is distinguished by a strong focus on performance, meaning that each employee delivers the highest quality and gives his very best, so that our claim of "excellence" is reflected throughout the company and becomes part of the bank's corporate identity. On the other hand, both the organisation and the individual employee must be supported as much as possible as they strive to deliver the highest performance levels. The BA-CA Group achieves this at an individual level through training and personnel development, and at an organisational level primarily through best practice principles in the entire Group. The standard of performance expected from organisational units is the same as that expected from individual employees: identical standards apply consistently across the Group. This is the only way Bank Austria Creditanstalt can meet its cross-regional claim that it is a bank for the EU single market, and take advantage of the manifold ideas generated by its large core region.

In order to better realise these objectives with regard to personnel work at the bank, the **Group Human Resources division** has reorganised its activities. Each department, from HR Strategy & Policies, HR Controlling & Systems, HR Operations to HR Development & Training and Top Management Support, is not only responsible for Austria, but for the CEE region as well. We have thereby established the basis of a networked personnel management system throughout the Bank Austria Creditanstalt Group. We continue to place a strong emphasis on the personal exchange of ideas among personnel managers within the CEE network. Ideas are collected and evaluated. The resulting best practice will then serve as the basis for uniform guidelines and standards.

▶ In view of the requirements needed to increase profitability and efficiency at the bank and to create a culture of excellence and empowerment, personnel work in **Austria** focused on modernising the bank's **internal service regulations**. The former internal service regulations, based in large part on an agreement with the Employees' Council made in 1969, contain numerous regulations which are no longer up-to-date, such as so-called "tenured positions" whereby employees cannot be dismissed under normal circumstances. In addition, the internal service regulations contain provisions which come into force with automatic effect, which not only drives personnel expenses at Bank Austria Creditanstalt AG higher than those at competing institutions, but most importantly, leaves little room to reward individual performance. For this reason, the Managing Board at Bank Austria Creditanstalt attempted, beginning in February 2004, to negotiate with the Employees' Council to reform the internal service regulations. Since these discussions unfortunately did not yield any results, the Managing Board, on 12 October 2004, took an important step towards protecting jobs in Austria: Bank Austria Creditanstalt AG switched its membership from the Austrian Association of Savings Banks to the Austrian Association of Banks and Bankers. With this change in association membership, large parts of the internal service regulations became null and void. Since this date, the Collective Agreement of Banks and Bankers has also applied to Bank Austria Creditanstalt AG.

In February 2005, the Managing Board and the Supervisory Board resolved to introduce the new internal service regulations on 1 April 2005, thereby eliminating a longstanding source of uncertainty. These new regulations take into consideration many of the provisions of a target agreement worked out together with the Employees' Council in December 2004. There will be no new "tenured positions" at the bank. The salary structure will be shifted, with longer transition periods, to that of the Collective Agreement of Banks and Bankers,

"We aim to establish a corporate culture that has two components: first, our employees' performance orientation, i.e., the will to be among the very best. Second, the support required to become top performers: training, development, more personal responsibility and performance transparency. The objective is that, on the basis of an exchange of experience and best practice, the entire Group should always learn from the best."



***Wolfgang Haller,** Deputy Chief Executive Officer, responsible at Managing Board level for Organisation, IT and Human Resources*

with employees being individually classified so as to avoid any loss of income. This will limit the impact of automatic annual advances, thereby paving the way for a more performance-oriented remuneration system.

▷ In addition to implementing the new internal service regulations, there are also plans to introduce a **performance management** system in 2005. This will include a management by objectives component which will serve as the basis for performance-based remuneration. Managers in particular will play a decisive role with regard to the implementation of such performance management instruments. As a result, a special emphasis will be placed on the selection and development of our management staff.

▷ The work of Human Resources in **CEE** was in 2004 again targeted at improving economic efficiency and cutting costs. The challenges for the Human Resources division were to reduce personnel expenses in the entire region, although staff levels were increased in growth markets on a selective basis. This goal was reached in 2004, with the division making use of experience gained in previous years.

Staffing levels at year-end 2004
Total: 29,191 full-time equivalent*)



BA-CA AG 27%
Poland 34%
Subsidiaries which support the core banking business 9%
Other subsidiaries 7%
CEE subsidiaries 23%

*) At the end of 2004, there were an additional staff of 536 (full-time equivalent) in controlled companies which were not included in consolidation because they did not meet the materiality criterion (2003: 472, full-time equivalent). This increase was a result of acquisitions made abroad.

Despite an expansion in business volume and a change in the group of consolidated companies, the overall staffing level at our consolidated banking subsidiaries in CEE fell by 527 (full-time equivalent). The goal was to create manoeuvring room for expanding retail business by increasing efficiency and taking advantage of synergy effects. This goal was met. The expansion was implemented on a step-by-step basis, and the focus in CEE is now on providing training for new employees hired during this expansionary phase. We will continue to follow this path in 2005. The consulting provided to our CEE banking subsidiaries through the Group Human Resources division will focus on efficiency and cost trends with regard to staffing assignments.

HR work in CEE: focus on efficient staff assignments

The acquisition of Eksimbanka in Serbia and Hebros Bank in Bulgaria led the continued expansion of our CEE network. Group Human Resources accompanied these acquisitions in line with the due diligence process. The ongoing integration projects will benefit from Group Human Resources' experience with integration projects in other countries.

Personnel marketing

Training new generations of employees and attracting qualified specialists and management talent is – in line with productivity objectives – at the very core of the bank's personnel policies.

▷ **Focus on Central and Eastern Europe:** Bank Austria Creditanstalt's personnel marketing activities at universities continued to concentrate on the bank's image as employer in the growth market of Central and Eastern Europe, e.g., through selective sponsoring of the "Master Class Eastern Europe" and the "Joszef" programme. Under the slogan "Management pool for the East", Bank Austria Creditanstalt is pursuing its goal, in cooperation with the Vienna University of Economics and Business Administration, of winning top graduates who want to take up positions in CEE countries, and who have an adequate command of the relevant languages. In order to establish cross-border contact with graduates at an early stage Bank Austria Creditanstalt offered internships at CEE banking subsidiaries and also invited students from CEE to participate in internships in Austria.

The "Center of Excellence" is another project which we pursued with the Vienna University of Economics and Business Administration until the 2004 summer semester. Pursuant to the programme, top students are selected mid-way through their studies, and during the next four semesters their progress is accompanied by a renowned company and potential employer.

Early contact with high potentials

▶ **Career fairs:** Bank Austria Creditanstalt, as a potential employer, is represented at all major job fairs in Austria. One of the most important trade fairs for graduates from the Vienna University of Economics and Business Administration and the Vienna Technical University is the "*zBp Fair*" in Vienna. Other key events include the trade fairs hosted by the technical colleges in Wiener Neustadt and Eisenstadt.

At these career fairs, which are of great significance for the Austrian market, we hire the best qualified applicants for our trainee programmes in Austria and CEE.

▶ **Career starters:** we have maintained close ties with secondary vocational schools for many years, which has played a crucial role in helping us to attract high-school graduates.

▶ **Applicant processing system – online applications:** a database which is specially tailored to the Group's recruiting processes supports the efficient selection of personnel and also serves as a "paperless" archive of applicants. All the steps in the process from the online application on our website to the preparation of a work contract can be settled and documented via this applicant processing system.

Job offers are advertised on our website, and an applicant can directly access the online application form, which he can send to Bank Austria Creditanstalt.

Apprenticeships

Training young employees for banking careers has long been a priority at Bank Austria Creditanstalt. In 2004, twenty-nine young people began the first year of their apprenticeship at the bank, while thirty-two apprentices who completed their apprenticeships were subsequently hired as salaried employees.

New apprentices are generally placed with internal departments at the bank in their first year in order to prepare them for their future work in the area of sales. Beginning in the second year, the training process continues at a branch office. At the end of their training, more experienced colleagues support the apprentices as they prepare intensively for their final apprenticeship examination. To further boost performance and the level of success in the final examination, we added a new "knowledge check-up" to the third year of the apprenticeship. This measure serves as a lead-in for the intensive seminar preparation related to the final examination.

A structured procedure has been established for the long-term hiring of apprentices who have successfully completed their apprenticeship, in order to assess their potential as future employees.

Group trainee programmes

The trainee programmes provide particular support to young employees within the Group who have the potential to occupy demanding positions as technical experts, sales staff and managers, thereby ensuring that qualified successors are available for key positions at the bank.

In view of the many requirements and potential careers associated with an international group, Bank Austria Creditanstalt, in cooperation with HVB's Talent Center, has established three different trainee programmes:

▷ The **local trainee programme,** which has the goal of ensuring and developing an adequate pool of employees in the respective Group company;

▷ the **Career in Eastern Europe trainee programme,** which has the goal of developing future management talent for placement in a CEE banking subsidiary;

▷ the **Premium Programme,** which has the goal of staffing demanding technical and management positions with top graduates of international business schools.

Training and e-learning

In Central and Eastern Europe, activities centred on integration projects in Bulgaria and Bosnia. It was possible, through professional change management, to minimise the impact of these programmes on customer relationships. We supported the local staff with responsibility for training by providing local internal trainers with special training. A key task in this regard was to convey an understanding of Group standards.

e-learning as an integral part of training

In addition to local training events, services for CEE countries also comprise e-learning modules which we improved in 2004: these modules are now available in German, English and Croatian. The HVB Akademie contributed language modules for English. In 2004 we further strengthened both our cooperation with the HVB Akademie and expanded our Internet-based joint information platform for training managers.

We consider cross-border cooperation among our staff to be of vital importance. For this reason we hold annual meetings for all training managers. Croatia, Slovenia, Bosnia and Serbia enjoy a particularly close level of cooperation, which is reflected both in joint seminars and on a website.

In Austria, we integrated the handling of all training measures for the Bank Austria Creditanstalt subsidiaries BA-CA Leasing and WAVE in the Human Resources Development & Training department during the course of the year.

In addition to the development of new classic seminars (e.g., advanced credit administration, reading and evaluating property appraisals, Treasury for risk managers, business moderation and presentation, training for trainers, dynamics of organisation), two new e-learning measures were successfully introduced during the course of the year, including blended learning, which comprises a sequence of e-Learning, face-to-face training at a seminar and then another block of e-learning supervised by an e-tutor.

Bank Austria Creditanstalt also greatly expanded the number of available **e-learning opportunities** in 2004, which in the meantime already comprise over 250 self-learning modules. We developed numerous learning units, tests and simulations, particularly for the GEOS, BASEL II and Fit for Sales projects, which we made available to our employees. Self-learning courses on various areas of banking are also available on CD-ROM. In addition, we took steps to meet the stronger demand for self-learning programmes with regard to Eastern European languages.

Obtaining participant feedback on training events is vital in order to review and continually improve the quality of seminars. Through the use of electronic surveys, we can quickly receive feedback and obtain a concise evaluation of a particular event.

Training segment: sales

In Austria, in line with market requirements, we reorganised our sales training and career programme within the framework of the Sales Academy, and also implemented a number of sales support measures for the "Fit for Sales" programme. The Sales Academy (SALAC) helps account managers to meet their sales targets, and offers a broad range of training opportunities geared to specific target groups. These training opportunities are broken down into three different performance levels, namely, professional level, senior level and master level. They offer top salespeople the same exclusive training opportunities which are offered management track employees pursuant to the management development programme. The SALAC is designed to promote peak performance in the sales area and to increase the attractiveness of the sales career track.

Threefold support is provided to the "Fit for Sales" programme: sales coaching, which has the objective of giving sales managers the qualifications necessary to coach their own staff, telephone coaching and a "closing power" day in order to raise the percentage of transactions which are brought to a successful close.

New strategy for basic training

Two additional new training tracks were designed and implemented in 2004:

BAseCAmp: in this training track for new employees, the contents have been focused on the needs and wishes of sales management. The training concludes with an examination in the form of a two-day online test.

ProduktCrashKurs: this intensive seminar is for employees delegated to BA-CA Finanzservice and serves to provide highly-focused training. The contents are geared to transmit product knowledge, specific to Bank Austria Creditanstalt, from the "Erfolgskunden" core products catalogue.

Altogether, we provided basic training amounting to some 1,000 training days for 636 employees.

Training segment: investments

Working together with the Austrian Centre for Productivity and Efficiency (ÖPWZ), we established a training plan for certified investment and financial advisers. Seventy-two employees completed the investment adviser examination, while twenty-two completed the examination for financial advisers.

Certified investment specialists in Austria

Training to attain the status of Certified Financial Planner (CFP), the highest level of certified investment specialist, is offered primarily to advisers at BANK*PRIVAT*. In 2003, eight participants obtained CFP certification, and in 2004, two additional candidates completed their studies. Thus Bank Austria Creditanstalt maintains a comprehensive network of certified investment specialists throughout Austria.

Our training programme includes an intensive seminar on passing down wealth, which we expanded in 2004 by a one-day module entitled "Asset management for minors and persons subject to guardianship".

64,372 training days in 2004 for ...



Basic training 15%
Management training 16%
Working techniques 8%
Language/systems training 6%
Technical and sales training 55%

Training segment: services

Pursuant to the special "repayment vehicles controlling" project, we conceived the training measures for serving corporate customers, and then evaluated these measures in the course of the accompanying training appraisal.

We both developed and implemented training programmes for the training segments Treasury Fundamentals, WS Treasury Risk Management, ENIGMA and IFRS.

For the retail customer sector, we evaluated training in the service area via CBTs, and we will also continue this process in 2005.

Thus in those areas where this approach makes good didactic sense, we hope to minimise the time demands placed on scarce sales resources as much as possible.

Human resources development

In 2004, the "integrated human resources development" system was introduced throughout the bank. This system ensures that personnel policies support the realisation of the overall banking strategy at all levels of the bank and in all business segments. The system's purpose is to accurately identify and ensure the timely qualification of employees most suited for filling key positions. In 2005, targeted human resources development instruments such as a new employee interview process and the implementation of a management feedback system are planned.

For high potential employees from middle management, the **management development programme,** a widely-respected course of studies geared to prepare students for top management functions, was further developed. Thus together with its new cooperation partners, the Vienna University of Economics and Business Administration and the Warsaw School of Economics, Bank Austria Creditanstalt not only took advantage of experience with MBA programmes, but also moved beyond this to focus course contents on the bank's area of responsibility – the growth markets in CEE. On account of the high level of acceptance enjoyed by these training methods throughout the Group, beginning in 2005 and following another step towards internationalisation, the programme will be used throughout the entire HVB Group.

In 2004, with the support of an external partner, we carried out a comprehensive **management appraisal** at CEE subsidiaries. On the basis of the results, measures for further development are being prepared with the help of external consultants. Uniform standards for selecting and evaluating management have been established.

In Austria as well, most managers have already been analysed pursuant to this professional evaluation method.

Measures to enhance management's professionalism are being complemented by a range of high-quality training courses for all top executives within the BA-CA Group.

Mentoring

Bank Austria Creditanstalt's mentoring programme comprises some 50 mentor/mentee pairs who work together closely within a structured framework. Mentees, who are largely female, are given the opportunity for further personal development within the programme's framework, in order to ultimately qualify for more demanding positions. The programme has also received positive public recognition. In November 2004, Bank Austria Creditanstalt was commended as the company with the best mentoring programme.

Health and employee safety

Reduction of employee absences

Maintaining the health of employees is an important concern for Bank Austria Creditanstalt. Employees have access to the latest in advice and treatment by a highly-qualified team of doctors and therapists from different medical disciplines at a number of locations. Specialists in safety at the workplace provide on-site advice in regard to ergonomic issues. Numerous precautionary measures as well as exercise and relaxation programmes are offered at reasonable prices, thereby helping to promote healthy lifestyles.

Strict cost-benefit analyses show that these investments have significantly reduced employee absences. The services of Bank Austria Creditanstalt's Health Center are also available to employees of Group companies, which also substantially improved the Health Center's operating efficiency in 2004.

Sustainable Management

Sustainable management has always been a proposition dictated by reason and common sense. Short-term conflicts of objectives in the triangle "economy – ecology – social issues" are mitigated if we take an approach based on long-term objectives and lasting sustainability. Bank Austria Creditanstalt is an enterprise with a promising future, which offers the prospect of a permanent increase in value. As a company we will – in the long term – more easily attain the required yield above and beyond the cost of capital if we simultaneously focus on the three dimensions of sustainability: firstly, we employ the capital entrusted to us in an efficient and productive manner and with the aim of managing our core business to the satisfaction of our customers. The convergence of Europe across former borders is an important concern that goes beyond purely commercial considerations. Secondly, we invest in our staff, training them to cope with growing demands, and we try to create working conditions that accommodate the goals of employees' professional and private lives to the best possible extent. Tolerance and equal treatment in every respect (e.g. gender, nationality, family background, age) are a matter of course for us. Thirdly, we want to behave as good "corporate citizens" and make a specific contribution to promoting cultural exchange and alleviating social hardship.

▷ **Product ecology:** From an ecological perspective the economic catching-up process in the new EU member states and the countries of south-east Europe involves large-scale investment in infrastructure and the environment as well as comprehensive restructuring measures. As a bank we play a leading role in these processes. Sustainability is a decisive criterion in BA-CA's lending principles. This encompasses both the environmental and social standards established by the World Bank in connection with project financing activities in threshold and developing countries, and the Equator principles, which HVB Group, and thus BA-CA, signed along with other international banks in the summer of 2003.

Our **environment desk** has been supporting credit officers and risk managers in the area of ecological risk evaluation for a number of years now. In addition to internal training at credit seminars, the bank's Intranet provides environmental information and ecology-related industry checklists, and enables employees to obtain information on problem areas and contamination. Under Basel II, EMAS and ISO14001-certified companies are assigned a better rating. As a first reference project for trading in CO_2 certificates under the **Kyoto** mechanisms we successfully arranged the project financing for the Tsankov Kamak hydroelectric power plant in Bulgaria (total volume € 220 m, completion in 2008). In CEE the bank has financed numerous other major projects related to the environment. In Bulgaria, an internationally syndicated bank loan for € 350 m will be used to enlarge an existing coal-fired power plant and equip it with state-of-the-art environmental technology. In the area of water supply, the bank is participating in project finance transactions in Croatia and Romania.

▷ **Instruments for ethical investment:** An increasing number of investors are interested in investing their capital in instruments based on considerations that go beyond purely economic interests and pursue the objective of contributing to sustainable economic and social development. Our Capital Invest EthikFonds pursues such opportunities in line with the ethical criteria set out in the Austrian Investment Fund Act. In addition, under the "best of class" approach, exclusion criteria and the companies' commitment to social and ecological objectives are duly taken into account.

BA-CA's sustainability management activities are discussed in detail in HVB Group's Sustainability Report, which appears in two-year intervals and was last published in the autumn of 2004.

▷ **Operational ecology:** One approach to increasing operational eco-efficiency is consistent monitoring of consumption data. Equally, the bank's waste disposal strategy also contributes to our goal of making maximum use of savings potential. Ecological considerations also play an important role in purchasing decisions (office supplies, equipment, cleaning agents). In line with the "Healthy Workplace" project, the selection of office furniture and its optimum arrangement are always guided by the latest standards in ergonomics.

▷ **Corporate social responsibility:** Bank Austria Creditanstalt demonstrates its commitment to social issues through its activities as a sponsor. Significant aspects of these activities include providing assistance in emergency situations in Austria and abroad, as well as cooperation with competent partners and organisations such as Caritas in connection with the BA-CA Family Fund, the Red Cross, the Cancer Association, "Licht ins Dunkel" or "Rettet das Kind", to name just a few of the many organisations supported by the bank. BA-CA's banking subsidiaries also take an active part in sponsoring activities.

▷ **Diversity management:** We view diversity as a positive affirmation of the differences among human beings in terms of gender, origin, language, cultural and religious values, age, health, marital status and sexual orientation. Diversity is divided into five areas at BA-CA: gender, culture, health, generations and lifestyle. In regard to gender, the bank has incorporated gender mainstreaming/equality management into its training programmes. The diversity emphasis on "lifestyle" focuses on establishing favourable conditions for a healthy work-life balance. Besides flexible working hours this also includes family-oriented facilities such as company kindergartens at two different locations, special advisory services for employees on maternity/paternity leave as well as the organisation of special events, holiday camps and sports instruction for children during their summer holidays. In 2004, BA-CA received an award from the Austrian Federal Ministry for Women's Issues for its wide range of pro-women and family-friendly measures.



Hungary in art

Fehér's work is [illegible]. His motifs
[illegible] on the past.
[illegible] seem to be





Bulgaria in art
Svetlin Russev

House by the Sea, 1988
Oil on canvas

Svetlin Russev was born in Pleven in 1933. The painter is one of Bulgaria's most prominent artists. His achievements have been honoured by numerous prizes and exhibitions, which have helped to carry his name far beyond the borders of his own country. A group exhibition of Russev's works has also been displayed in Japan. The artist's repertoire is made up of landscape paintings and historical themes; Russev was discovered in Germany in the 1980s by the German art collector Peter Ludwig.







Slovakia in art | Marko Blažo

Lolita, 2003
Acrylic on canvas

Marko Blažo was born in Košice in 1972. The deconstruction of the natural understanding represents a central aspect of his work. This understanding, formed in our minds from childhood, is placed in an absurd and ironic context by the artist. In his paintings this is reflected less through the use of colour, which for Blažo merely has a complementary function, than by lines and the story which is told.





Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRSs)

Contents

Note

In this report, "Bank Austria Creditanstalt", "the BA-CA Group" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2004

	(Notes)	2004 € m	2003 € m	Change in € m	Change in %
Interest income		4,977	4,802	175	3.6
Interest expenses		−2,542	−2,626	−84	−3.2
Net interest income	(3)	2,435	2,176	259	11.9
Losses on loans and advances	(4)	−417	−467	50	−10.7
Net interest income after losses on loans and advances		**2,018**	**1,709**	**309**	**18.1**
Fee and commission income		1,549	1,412	137	9.7
Fee and commission expenses		−315	−278	38	13.7
Net fee and commission income	(5)	1,233	1,134	99	8.7
Net trading result	(6)	223	220	3	1.3
General administrative expenses	(7)	−2,479	−2,479	–	–
Balance of other operating income and expenses	(8)	−73	18	−90	>100
Operating profit		**922**	**602**	**320**	**53.2**
Net result from investments	(9)	−8	120	−129	>100
Amortisation of goodwill	(10)	−75	−67	−9	12.8
Balance of other income and expenses		−2	−8	5	−68.7
Profit from ordinary activities/ Net income before taxes		**836**	**648**	**188**	**29.0**
Taxes on income	(11)	−173	−155	−18	11.6
Net income		**663**	**493**	**170**	**34.5**
Minority interests		−61	−51	−11	20.9
Consolidated net income		**602**	**442**	**159**	**36.1**

Key figures

		2004	2003
Earnings per share (in €, basic and diluted)	(12)	4.09	3.40
Return on equity before taxes		13.4 %	12.8 %
Return on equity after taxes		9.7 %	8.7 %
Return on equity after taxes before amortisation of goodwill		10.9 %	10.1 %
Cash ROE *)		13.0 %	12.4 %
Cost/income ratio		64.9 %	69.9 %
Risk/earnings ratio		17.1 %	21.5 %

*) Return on equity after taxes before amortisation of goodwill and after deduction of goodwill from shareholders' equity

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2004

Assets

	(Notes)	31 Dec. 2004 € m	31 Dec. 2003 € m	Change in € m	Change in %
Cash and balances with central banks	(13)	3,302	2,286	1,016	44.5
Trading assets	(14)	18,590	16,140	2,450	15.2
Loans and advances to, and placements with, banks	(15)	23,995	25,130	−1,134	−4.5
Loans and advances to customers	(15)	81,260	75,997	5,263	6.9
– Loan loss provisions	(16)	−3,215	−3,490	275	−7.9
Investments	(17)	16,668	16,005	663	4.1
Property and equipment	(18)	1,122	1,120	2	0.2
Intangible assets	(18)	1,133	1,193	−61	−5.1
Other assets	(19)	3,662	2,674	988	36.9
TOTAL ASSETS		**146,516**	**137,053**	**9,463**	**6.9**

Liabilities and shareholders' equity

	(Notes)	31 Dec. 2004 € m	31 Dec. 2003 € m	Change in € m	Change in %
Amounts owed to banks	(20)	39,927	39,133	794	2.0
Amounts owed to customers	(20)	57,856	53,824	4,032	7.5
Liabilities evidenced by certificates	(21)	19,617	17,399	2,218	12.7
Trading liabilities	(22)	8,960	8,560	400	4.7
Provisions	(23)	3,753	3,422	331	9.7
Other liabilities	(24)	4,033	3,118	914	29.3
Subordinated capital	(25)	5,291	5,419	−128	−2.4
Minority interests		439	362	76	21.1
Shareholders' equity	(26)	6,641	5,815	825	14.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**146,516**	**137,053**	**9,463**	**6.9**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2003	**829**	**2,016**	**2,381**	**–350**	**– 266**	**4,610**
Capital increase	240	683				923
Consolidated net income			442			442
Dividend paid			– 116			– 116
Foreign currency translation				–233		– 233
Shares in the controlling company		38				38
Reversal of previous year's deferred tax in respect of shares in the controlling company			26			26
Gains and losses recognised directly in equity in accordance with IAS 39					126	126
As at 31 December 2003	**1,069**	**2,737** *)	**2,733**	**–584**	**– 139**	**5,815**

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2004	**1,069**	**2,737**	**2,733**	**–584**	**–139**	**5,815**
Consolidated net income			602			602
Dividend paid			– 150			– 150
Foreign currency translation				175		175
Own shares/shares in the controlling company		12				12
Other changes			12			12
Gains and losses recognised directly in equity in accordance with IAS 39					175	175
As at 31 December 2004	**1,069**	**2,749** *)	**3,197**	**–409**	**36**	**6,641**

*) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

€ m	Cash flow hedge reserve	Available-for-sale reserve	Reserves in accordance with IAS 39
As at 1 January 2004	**– 226**	**87**	**– 139**
Additions	– 1	102	101
Releases	–5	– 23	–28
Gains and losses recognised directly in equity	72	30	102
As at 31 December 2004	**– 161**	**197**	**36**

Cash flow statement of the Bank Austria Creditanstalt Group

€ m	2004	2003
NET INCOME	**663**	**493**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	808	877
Increase in staff-related provisions and other provisions	297	196
Increase in other non-cash items	374	23
Gains/losses on disposals of intangible assets, property and equipment, and investments	−24	−95
SUB-TOTAL	**2,118**	**1,494**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	−2,954	992
Loans and advances	−4,547	3,347
Other assets	117	418
Trading liabilities	50	−3
Amounts owed to banks and customers	4,505	−3,879
Liabilities evidenced by certificates	1,899	−2,511
Other liabilities	192	−933
CASH FLOWS FROM OPERATING ACTIVITIES	**1,380**	**−1,075**
Proceeds from disposal of		
investments	3,054	4,466
property and equipment	89	73
Payments for purchases of		
investments	−3,061	−2,594
property and equipment	−469	−484
Proceeds from sales of subsidiaries	−26	175
Payments for acquisition of subsidiaries	48	−37
Other changes	198	176
CASH FLOWS FROM INVESTING ACTIVITIES	**−167**	**1,775**
Proceeds from capital increase	–	905
Dividends paid	−150	−116
Subordinated liabilities and other financing activities (net)	−99	−1,024
CASH FLOWS FROM FINANCING ACTIVITIES	**−249**	**−235**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**2,286**	**1,824**
Cash flows from operating activities	1,380	−1,075
Cash flows from investing activities	−167	1,775
Cash flows from financing activities	−249	−235
Effects of exchange rate changes	52	−3
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,302**	**2,286**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	88	67
Interest received	4,861	4,685
Interest paid	−2,466	−2,819
Dividends received	129	107

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

Unless indicated otherwise, all figures are in millions of euros (€).

Pursuant to Section 59a of the Austrian Banking Act, the 2004 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board (IASB) and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC/SIC) applicable at the balance sheet date. All IFRSs/IASs published by the IASB in the International Financial Reporting Standards 2004 as Accounting Standards required to be applied to financial statements for 2004 have been applied. The comparative figures for the previous year are also based on these standards.

Material differences between IFRSs (previously: IASs) and Austrian generally accepted accounting principles are explained in note 49.

Spot (regular way) purchases and sales of financial assets are recognised on the trade date.

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria (primarily total assets and results of operations) are applied in determining materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt are based on the separate financial statements of all consolidated companies prepared on a uniform basis.

Material investments in associated financial companies, i.e., companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are directly recognised in equity after taking deferred taxes into account. In the case of an impairment within the meaning of IAS 39.109, a loss is recorded which is reversed when the circumstances that led to such impairment cease to exist.

The method of inclusion in the consolidated financial statements is shown in the list of selected subsidiaries and equity interests displayed in note 37.

Business combinations

When a subsidiary is acquired, its identifiable assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference between the cost of acquisition and the fair value of net assets is recognised in the balance sheet as goodwill and, until first-time application of the new IFRS 3, amortised over its estimated useful life on a straight-line basis over a period of 20 (in some cases, 15) years. Goodwill arising on business combinations on or after 31 March 2004 is not amortised in the consolidated financial statements for 2004.

As at the date of acquisition, shareholders' equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of shareholders' equity of foreign subsidiaries are recorded directly in retained earnings as at the subsequent balance sheet dates. The effect is shown in the statement of changes in shareholders' equity of the Group.

Goodwill arising on acquisitions of subsidiaries and other equity interests before 1 January 1995 has been offset against retained earnings.

When a subsidiary is acquired, the calculation of minority interests is based on the fair values of assets and liabilities.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are immaterial. Intragroup profits are also eliminated.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

For the purpose of foreign currency translation of the financial statements of foreign subsidiaries, which are prepared in a currency other than the euro, the middle exchange rate prevailing at the balance sheet date has been applied to balance sheet items and the annual average exchange rate (until 2003, the year-end exchange rate) has been applied to income statement items.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement is equal to the balance sheet item Cash and balances with central banks.

Trading assets

Trading assets – securities held for trading and positive market values of derivative financial instruments – are recognised at their fair values. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied. Changes in the fair values of trading assets (including trading derivatives) are recognised in net income.

Netting

Netting is performed only to the extent that there is an enforceable right to set-off and this reflects the expected future cash flows from the transaction.

Derivatives

Financial derivatives are measured at their fair values. Changes in fair value are included in income. Exceptions are those derivatives which are designated as cash flow hedges. Bank Austria Creditanstalt accounts for hedging relationships between financial instruments in the ways set out in IAS 39: as cash flow hedges or as fair value hedges. Financial derivatives which are embedded in other financial instruments and are required to be separated from the host contracts are recognised accordingly.

A fair value hedge – a hedge of the exposure to changes in fair value of a recognised asset or liability – is used by Bank Austria Creditanstalt especially for its own issues. Adjustments are made for changes in the fair values of derivatives designated as hedging instruments. The carrying amounts of hedged items are adjusted for gains or losses, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria Creditanstalt's asset-liability management activities are accounted for as cash flow hedges. For the purpose of cash flow hedge accounting, variable-rate interest payments on variable-rate assets and liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. The effective part of changes in the fair values of derivatives designated as hedging instruments is recognised in a separate component of shareholders' equity (cash flow hedge reserve) with no effect on income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in income for the period.



Loans and advances

Loans and advances originated by Bank Austria Creditanstalt are carried in the balance sheet at amortised cost, before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. Amounts of premiums or discounts are accounted for at amortised cost.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated as loans and advances at amounts equal to the net investment (present value). The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property and equipment and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement. Bank Austria Creditanstalt is mainly active as a lessor under finance leases.

Accounting for leases as lessee: in the case of a finance lease, the leased asset is recognised in property and equipment, and the obligation as a liability. The leased asset and the obligation are stated at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The interest rate implicit in the lease is used for calculating the present value of the minimum lease payments.

Lease payments are apportioned between the interest expense and the reduction of the outstanding liability. Lease payments under operating leases are recognised as rent expenses. Contracts under which Bank Austria Creditanstalt is the lessee are of relatively small significance.

Loan loss provisions

Loan loss provisions show the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions, i.e., provisions for small loans evaluated according to customer-specific criteria). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Provisions for contingent liabilities are recognised in provisions on the liabilities side.

Investments

Held-to-maturity investments are carried at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.109 if its carrying amount is greater than its estimated recoverable amount. Such an impairment is recognised in net income.

Available-for-sale financial assets are a separate category of financial instruments. To determine fair values, market prices are used; in the case of profit and liquidation-sharing rights, the market prices used are those of the underlying investments. If such prices are not available, the present value is calculated by discounting future cash flows, using the current swap interest rate curve for the respective currency. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on net income until such asset is disposed of. Any impairment is recognised in net income. Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale.

Land and buildings held as investment property to earn rental income and/or for capital appreciation are classified as investments and recognised at amortised cost. Rental income from investments is included in net interest income, as is interest paid on related funding. As a rule, buildings are depreciated over a period of 50 years.

Property and equipment, intangible assets

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation.

Assets are depreciated and amortised on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives:

- buildings used for banking operations: 25 – 50 years
- office furniture and equipment: 4 – 15 years
- software: 4 – 6 years
- goodwill: 20 years (in some cases, 15 years)

Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims and deferred tax assets, and positive market values of derivative financial instruments not included in the trading book (exclusively held for hedging purposes).

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This difference is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Trading liabilities

This item includes negative fair values of derivative financial instruments held in the trading portfolio. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied. Changes in the fair values of trading liabilities (including trading derivatives) are recognised in net income.

Liabilities

All liabilities other than trading liabilities are as a rule carried at amortised cost.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards third parties outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt AG continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The present value of pension obligations and severance-payment obligations is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:

- discount rate/Austria: 5.25 % (2003: 5.5 %)
- increases under collective bargaining agreements: 1.75 % p.a. (assumption of increases for employees and pensioners)
- career trends including regular salary increases under Bank Austria Creditanstalt's remuneration system: 0.77 %–1.02 % p.a. (assumption of increases for employees)
- retirement age: as a basis for calculation in respect of employees enjoying "permanent tenure" status, the age of 60 for men and 55 for women, with a transition to the retirement age of 60 in ten semi-annual steps for women who were born in or after 1964, has been taken into account. For employees insured pursuant to the provisions of the Austrian ASVG, the new retirement age of 65 for men and women has been taken into account in accordance with the new rules (2003 pension reform including transitional rules)
- AVÖ 1999-P statistical tables (most recent life-expectancy tables for salaried staff)

For provisions for severance payments and pensions, actuarial losses up to a limit of 10 % of the present value ("corridor") are not recognised in net income.

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense, with no further obligations.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets of subsidiaries.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e., capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (retained earnings, foreign currency translation reserves, IAS 39 reserves, profit carried forward from the previous year, and net income). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are not recognised in income, and those components of hedge accounting in accordance with IAS 39 which are not included in income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular liabilities not relating to the banking business (mainly accounts payable for deliveries of goods and the performance of services), tax liabilities, negative fair values of derivative financial instruments which are not part of the trading book (exclusively used for hedging purposes) and other accruals.

Net interest income

Interest income is accrued and recognised as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from investment property is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from measuring the trading positions using the mark-to-market method, the net trading result includes accrued interest and funding costs relating to trading assets other than shares, as well as dividend income and funding costs relating to shares held for trading.

(2) Business combinations and disposals

Compared with the previous year, there have been the following changes in the group of consolidated companies of Bank Austria Creditanstalt:

HVB-Banka Bosna i Hercegovina d.d., Sarajevo, and Central profit banka d.d. Sarajevo, in which an 81.79 % interest was acquired for € 19.8 m at the end of 2003, have been consolidated as from 1 January 2004. The legal merger of the two banks was completed in the second half of 2004, the name of the merged bank is HVB Central Profit Banka d.d.

HVB Jelzálogbank, a Hungarian mortgage bank in which HVB Bank Hungary holds a 99.9 % interest, has also been consolidated as from 1 January 2004 because of its dynamic business development.

In January 2004, BPH PBK's 71.2 % interest in Górnoslaski Bank Gospodarczy – Spólka Akcyjna (GBG), Katowice, was sold for PLN 255 m and excluded from consolidation as from 1 May 2004. The sale resulted in a gain of € 12.7 m for the Bank Austria Creditanstalt Group. In the first four months, GBG made a contribution of € 4.8 m to the Group's results for 2004. At the same time, the integration process of BPH PBK was completed and the bank's name was changed to Bank BPH.

BA-CA Administration Services GmbH and DATALINE Zahlungsverkehrsabwicklungs GmbH commenced operations on 1 November 2004. Employees of Bank Austria Creditanstalt AG were delegated to these two consolidated subsidiaries. As a result, staff at branch offices are relieved of settlement work and back-office activities, which are now combined within specialised units.

Effect of business combinations and disposals

Assets € m	Consolidated balance sheet at 31 Dec. 2003	Disposal of consolidated subsidiaries	Additions of consolidated subsidiaries
Cash and balances with central banks	2,286	−100	72
Trading assets	16,140	–	3
Loans and advances to, and placements with, banks	25,130	−106	266
Loans and advances to customers	75,997	−338	143
– Loan loss provisions	−3,490	52	−1
Investments	16,005	−129	12
Property and equipment	1,120	−10	18
Intangible assets	1,193	−1	4
Other assets	2,674	−7	5
TOTAL ASSETS	**137,053**	**−640**	**522**

Liabilities and shareholders' equity € m	Consolidated balance sheet at 31 Dec. 2003	Disposal of consolidated subsidiaries	Additions of consolidated subsidiaries
Amounts owed to banks	39,133	−76	61
Amounts owed to customers	53,824	−500	235
Liabilities evidenced by certificates	17,399	–	172
Trading liabilities	8,560	–	–
Provisions	3,422	−3	1
Other liabilities	3,118	−7	11
Subordinated capital	5,419	−4	3
Minority interests	362	–	–
Shareholders' equity	5,815	−50	39
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**137,053**	**−640**	**522**

A&B Banken-Holding GmbH, Vienna, a company accounted for under the equity method until 1 October 2004, was split up as at that date. Bank Austria Creditanstalt received the shares in Oberbank, BKS and BTV. These shares have been included in the consolidated financial statements under the equity method as from October 2004.

Notes to the income statement

(3) Net interest income

€ m	2004	2003
Interest income from loans and advances and money market transactions	3,871	3,771
bonds and other fixed-income securities	602	540
shares and other variable-yield securities	72	59
subsidiaries	61	41
companies accounted for under the equity method	57	44
other companies in which an equity interest is held	9	33
investment property	30	27
Interest expenses for deposits	–1,608	–1,669
liabilities evidenced by certificates	–533	–531
subordinated capital	–246	–262
Results from leasing transactions	120	123
NET INTEREST INCOME	**2,435**	**2,176**

(4) Losses on loans and advances

€ m	2004	2003
Allocations to	972	1,155
provisions for loans and advances	*921*	*1,112*
provisions for contingent liabilities	*51*	*43*
Releases from	–532	–635
provisions for loans and advances	*–424*	*–496*
provisions for contingent liabilities	*–109*	*–138*
Recoveries of loans and advances previously written off	–23	–53
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**417**	**467**

The risk/earnings ratio (losses on loans and advances as a percentage of net interest income) fell from 21.5 % to 17.1 %. Details are given in the risk report in note 40 and subsequent notes, in particular note 43.

(5) Net fee and commission income

€ m	2004	2003
Securities and custodian business	294	247
Foreign trade/payment transactions	708	685
Lending business	162	165
Other services and advisory business	69	38
NET FEE AND COMMISSION INCOME	**1,233**	**1,134**

(6) Net trading result

€ m	2004	2003
Equity-related transactions	63	88
Interest-rate and currency-related transactions	160	132
NET TRADING RESULT	**223**	**220**

(7) General administrative expenses

€ m	2004	2003
Staff costs	1,421	1,416
Wages and salaries	*929*	*957*
Social-security contributions	*217*	*233*
Expenses for retirement benefits and other benefits	*275*	*226*
Other administrative expenses	821	838
Depreciation and amortisation	237	225
on property and equipment	*122*	*128*
on intangible assets excluding goodwill	*115*	*97*
GENERAL ADMINISTRATIVE EXPENSES	**2,479**	**2,479**

Amortisation of goodwill stated as intangible assets is reflected in the item Amortisation of goodwill (see note 10).

(8) Balance of other operating income and expenses

€ m	2004	2003
Other operating income	92	175
Other operating expenses	−165	−157
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**−73**	**18**

In 2004, the balance of other operating income and expenses included a gain of € 12.7 m on the sale of the interest in the Polish bank Górnoslaski Bank Gospodarczy as well as provisions for various risks. In the previous year this item included gains of € 49 m on sales of equity interests.

(9) Net result from investments

The net result from investments includes a gain of € 33 m on the sale of Wienerberger shares. Also included in this item are write-downs related to net asset distributions. In the previous year this item included gains of € 77 m on sales of equity interests.

(10) Amortisation of goodwill

Amortisation of goodwill amounted to € 75 m (2003: € 67 m).

(11) Taxes on income

€ m	2004	2003
Current taxes	109	89
Deferred taxes	64	66
TAXES ON INCOME	**173**	**155**

€ m	2004	2003
Net income before taxes	836	648
Applicable tax rate*)	25 %	34 %
Computed income tax expense	209	220
Tax effects		
from previous years and changes in tax rates	64	–32
from foreign income	–28	–23
from tax-exempt income	–50	–78
from the adjustment of the expectation of the future use of tax losses carried forward	–62	7
from amortisation of goodwill	18	23
from other non-deductible expenses	19	44
other tax effects	3	–6
REPORTED TAXES ON INCOME	**173**	**155**
Effective tax rate	**20.7 %**	**23.9 %**

*) The above reconciliation is based on the corporation tax rate applicable in Austria from 1 January 2005 because that rate will become effective for the major part of the items concerned.

(12) Earnings per share

	2004	2003
Number of shares as at 31 December	147,031,740	147,031,740
Average number of shares outstanding	146,970,865	129,850,983
Net income adjusted for minority interests in € m	602	442
Earnings per share in €	4.09	3.40

During the reporting period, no financial instruments with a dilutive effect were outstanding. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

(13) Cash and balances with central banks

€ m	2004	2003
Cash and balances with central banks	2,694	2,154
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	608	132
CASH AND BALANCES WITH CENTRAL BANKS	**3,302**	**2,286**

(14) Trading assets

€ m	2004	2003
Bonds and other fixed-income securities	**9,462**	**6,798**
Money market paper	*118*	*490*
Debt securities	*9,344*	*6,149*
issued by public borrowers	*1,788*	*2,466*
issued by other borrowers	*7,556*	*3,683*
Group's own debt securities	–	*160*
Shares and other variable-yield securities	**669**	**538**
Shares	*237*	*132*
Investment certificates	*54*	*29*
Other	*378*	*377*
Positive market values of derivative financial instruments	**8,436**	**8,783**
Other trading assets	**22**	**21**
TRADING ASSETS	**18,590**	**16,140**

(15) Loans and advances to banks and customers

Loans and advances to, and placements with, banks – breakdown by product

€ m	2004	2003
Loans and advances	8,243	8,165
Money market placements	15,753	16,965
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,995**	**25,130**

Loans and advances to, and placements with, banks – breakdown by region

€ m	2004	2003
Austria	3,413	3,668
Abroad	20,582	21,462
Central and Eastern Europe	*7,703*	*6,984*
Other foreign countries	*12,879*	*14,478*
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,995**	**25,130**

Loans and advances to, and placements with, banks – breakdown by maturity

€ m	2004	2003
Repayable on demand	1,819	2,809
With a remaining maturity of up to 3 months	13,232	12,115
over 3 months up to 1 year	4,040	3,283
over 1 year up to 5 years	868	3,066
over 5 years	4,036	3,857
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,995**	**25,130**

Loans and advances to customers – breakdown by product

€ m	2004	2003
Loans to local authorities	3,893	4,252
Real estate finance	8,265	6,652
Mortgage loans	*7,893*	*6,480*
Other real estate finance	*372*	*172*
Current account credits	11,696	11,619
Loans	46,512	42,510
Money market placements	808	1,169
Other receivables	4,855	5,270
Finance lease receivables	5,231	4,524
LOANS AND ADVANCES TO CUSTOMERS	**81,260**	**75,997**

The 2003 figures for "current account credits" and "loans" have been restated.

Loans and advances to customers – breakdown by region

€ m	2004	2003
Austria	51,116	50,630
Abroad	30,144	25,367
Central and Eastern Europe	*22,548*	*16,466*
Other foreign countries	*7,596*	*8,901*
LOANS AND ADVANCES TO CUSTOMERS	**81,260**	**75,997**

Loans and advances to customers – breakdown by maturity

€ m	2004	2003
Repayable on demand	8,379	8,103
With a remaining maturity of up to 3 months	8,742	7,705
over 3 months up to 1 year	5,586	5,711
over 1 year up to 5 years	18,351	16,010
over 5 years	40,201	38,467
LOANS AND ADVANCES TO CUSTOMERS	**81,260**	**75,997**

Leasing business

Total gross and net investment

€ m	2004	2003
Total gross investment		
up to 3 months	357	308
up to 1 year	835	733
up to 5 years	2,322	1,951
over 5 years	3,283	2,694
	6,797	**5,685**
Total net investment		
up to 3 months	258	257
up to 1 year	691	597
up to 5 years	1,854	1,596
over 5 years	2,428	2,074
	5,231	**4,524**
Unearned finance income		
up to 3 months	99	51
up to 1 year	144	136
up to 5 years	468	355
over 5 years	855	620
	1,565	**1,162**
Unguaranteed residual values	**1,047**	**1,013**
Loan loss provisions*)	**115**	**105**

*) These provisions relate to finance leases, which account for almost all of Bank Austria Creditanstalt's leasing business.

New investments in leasing business at cost developed as follows:

€ m	2004	2003
Austrian leasing business	1,034	654
Real estate	*257*	*257*
Equipment	*777*	*397*
International leasing business	1,614	1,203
NEW INVESTMENTS	**2,648**	**1,857**

(16) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	2004	2003	2004	2003	2004	2003
At beginning of reporting year	**34**	**94**	**3,456**	**3,528**	**3,490**	**3,622**
Allocation	–	–	921	1,112	921	1,112
Release	–3	–2	–421	–494	–424	–496
Use	–7	–45	–698	–475	–705	–520
Exchange differences and other adjustments not reflected in the income statement	1	–13	–68	–215	–67	–228
AT END OF REPORTING YEAR	**25**	**34**	**3,190**	**3,456**	**3,215**	**3,490**

Loan loss provisions – breakdown by region

€ m	2004	2003
Austria	2,446	2,580
Abroad	769	910
Central and Eastern Europe	*769*	*907*
Other foreign countries	–	*3*
LOAN LOSS PROVISIONS	**3,215**	**3,490**

(17) Investments

€ m	Acquisition cost 1 Jan. 2004	Accumulated write-ups/write-downs 1 Jan. 2004	Carrying amount 1 Jan. 2004	Carrying amount 31 Dec. 2004	Total change 2004
Held-to-maturity investments – debt securities	**6,895**	**–37**	**6,858**	**7,292**	**434**
Available-for-sale investments	**8,291**	**–339**	**7,952**	**8,036**	**84**
Shares in unconsolidated subsidiaries	1,051	–289	762	738	–24
Shares in other companies	844	–116	728	169	–559
Other fixed-income securities	2,537	–	2,537	3,518	981
Shares and other variable-yield securities	3,860	66	3,925	3,610	–315
Securities held as short-term investments	*2,202*	–	*2,202*	*1,817*	*–384*
Securities held as long-term investments	*1,658*	*66*	*1,724*	*1,793*	*69*
Investments in companies accounted for under the equity method	**756**	**56**	**812**	**942**	**130**
of which: goodwill	*104*	*–10*	*95*	*183*	*88*
Investment property	**578**	**–195**	**383**	**397**	**15**
INVESTMENTS			**16,005**	**16,668**	**663**

Goodwill relating to investments in companies accounted for under the equity method (until 2003 included in the item Intangible assets) is now included in the item Investments. The figures for the previous year have been restated.

Movements in investments

€ m	Changes resulting from foreign currency translation	Business combinations and disposals	Additions	Disposals	Changes in measurement recognised in income	Changes in measurement under IAS 39 recognised directly in equity	Total changes
Held-to-maturity investments – debt securities	**19**	**6**	**1,851**	**–1,419**	**–23**	**–**	**434**
Available-for-sale investments	**4**	**–121**	**1,682**	**–1,482**	**–26**	**27**	**84**
Shares in unconsolidated subsidiaries	3	–2	107	–109	–23	–	–24
Shares in other companies	1	–1	23	–579	–3	–	–559
Other fixed-income securities	–	–118	1,099	–	–	–	981
Shares and other variable-yield securities	–	–	452	–794	–	26	–315
Securities held as short-term investments	–	–	*394*	*–778*	–	–	*–384*
Securities held as long-term investments	–	–	*58*	*–15*	–	*26*	*69*
Investments in companies accounted for under the equity method	**–**	**–**	**606**	**–502**	**26**	**–**	**130**
of which: goodwill	–	–	*184*	*–90*	*–6*	–	*88*
Investment property	**2**	**3**	**34**	**–2**	**–22**	**–**	**15**
TOTAL CHANGES							**663**

(18) Property and equipment, intangible assets

Property and equipment

€ m	2004	2003
Land and buildings used for banking operations	754	723
Other land and buildings	16	17
Other property and equipment*)	352	379
PROPERTY AND EQUIPMENT	**1,122**	**1,120**

*) including leased assets

Intangible assets

€ m	2004	2003
Goodwill	885	920
Other intangible assets	248	273
INTANGIBLE ASSETS	**1,133**	**1,193**

Goodwill relating to investments in companies accounted for under the equity method (until 2003 included in the item Intangible assets) is now included in the item Investments. The figures for the previous year have been restated.

Movements in property and equipment and in intangible assets

€ m	Carrying amount 31 Dec. 2003	Acquisition cost 1 Jan. 2004	Accumulated depreciation and amortisation 1 Jan. 2004	Business combinations and disposals	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Carrying amount 31 Dec. 2004
Property and equipment	1,092	2,282	−1,189	6	33	156	−70	−122	1,096
Leased assets	27	39	−12	–	–	23	−16	−8	26
Other intangible assets	273	622	−349	2	4	112	−29	−115	248
Goodwill	920	1,269	−343	–	9	19	–	−69	885

On the basis of fair-value information gained after the acquisition of CAC Prague, goodwill was increased by € 6.2 m in accordance with IAS 22.71.

(19) Other assets

€ m	2004	2003
Tax claims	891	931
Current taxes	*55*	*109*
Deferred taxes	*836*	*822*
Positive market values of derivative hedging instruments	2,030	842
Other assets	600	768
Prepaid expenses	140	132
OTHER ASSETS	**3,662**	**2,674**

Deferred tax assets

€ m	2004	2003
Deferred tax assets	**521**	**475**
relating to trading assets	106	61
loans and advances to customers incl. loan loss provisions	60	45
investments	41	79
property and equipment	3	3
other assets	88	71
amounts owed to banks and customers	5	5
provisions for pensions and severance payments and other provisions	218	211
other balance sheet items	1	–
Deferred tax assets relating to tax losses carried forward which have not yet been used	**315**	**347**
DEFERRED TAX ASSETS	**836**	**822**

In 2004, deferred taxes amounting to € 10 m (2003: € 70 m) were recognised directly in equity. Of the total amount, € 55 m (2003: € 46 m) was debited to the available-for-sale reserve and € 45 m (2003: € 116 m) was credited to the cash flow hedge reserve.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 315 m (2003: € 347 m). Most of the tax losses carried forward can be used without time restriction.

In respect of tax losses carried forward in the amount of € 700 m (2003: € 910 m), no deferred tax assets were recognised.

(20) Amounts owed to banks and customers

Amounts owed to banks – breakdown by product

€ m	2004	2003
Repayable on demand	2,797	3,642
With agreed maturity dates or periods of notice Loans	11,344	11,393
Money market deposits by banks	23,620	22,592
Other amounts owed to banks	2,166	1,506
AMOUNTS OWED TO BANKS	**39,927**	**39,133**

Amounts owed to banks – breakdown by region

€ m	2004	2003
Austria	16,477	13,913
Abroad	23,450	25,220
Central and Eastern Europe	*4,979*	*3,974*
Other foreign countries	*18,471*	*21,246*
AMOUNTS OWED TO BANKS	**39,927**	**39,133**

Amounts owed to banks – breakdown by maturity

€ m	2004	2003
Repayable on demand	2,797	3,642
With a remaining maturity of up to 3 months	20,901	20,082
over 3 months up to 1 year	2,309	2,277
over 1 year up to 5 years	4,659	3,584
over 5 years	9,262	9,548
AMOUNTS OWED TO BANKS	**39,927**	**39,133**

Amounts owed to customers – breakdown by product

€ m	2004	2003
Savings deposits	17,593	17,638
Other amounts owed to customers	40,263	36,186
AMOUNTS OWED TO CUSTOMERS	**57,856**	**53,824**

Amounts owed to customers – breakdown by region

€ m	2004	2003
Austria	35,107	34,078
Abroad	22,749	19,746
Central and Eastern Europe	*17,711*	*14,447*
Other foreign countries	*5,038*	*5,299*
AMOUNTS OWED TO CUSTOMERS	**57,856**	**53,824**

Amounts owed to customers – breakdown by maturity

€ m	2004	2003
Repayable on demand	20,676	18,199
With a remaining maturity of up to 3 months	18,568	17,299
over 3 months up to 1 year	6,044	5,547
over 1 year up to 5 years	5,378	5,566
over 5 years	7,189	7,213
AMOUNTS OWED TO CUSTOMERS	**57,856**	**53,824**

(21) Liabilities evidenced by certificates

Liabilities evidenced by certificates – breakdown by product

€ m	2004	2003
Debt securities issued	17,929	14,081
Mortgage bonds and local-authority bonds	*2,296*	*2,390*
Other debt securities issued	*15,633*	*11,691*
Other liabilities evidenced by certificates	1,688	3,318
LIABILITIES EVIDENCED BY CERTIFICATES	**19,617**	**17,399**

Debt securities issued are liabilities evidenced by securities qualifying for a listing. Other liabilities evidenced by certificates are securities issues of the Bank Austria Creditanstalt Group which do not qualify for a listing.

Liabilities evidenced by certificates – breakdown by maturity

€ m	2004	2003
With a remaining maturity of		
up to 3 months	2,740	937
over 3 months up to 1 year	1,314	1,927
over 1 year up to 5 years	8,737	8,645
over 5 years	6,826	5,891
LIABILITIES EVIDENCED BY CERTIFICATES	**19,617**	**17,399**

(22) Trading liabilities

€ m	2004	2003
Negative fair values of derivative financial instruments	8,130	8,122
Other trading liabilities	830	438
TRADING LIABILITIES	**8,960**	**8,560**

(23) Provisions

€ m	2004	2003
Provisions for retirement benefits and similar obligations	2,699	2,625
Provisions for taxes	647	494
Current taxes	*36*	*39*
Deferred taxes	*611*	*455*
Provisions for contingent liabilities	131	117
Other provisions for impending losses	276	187
PROVISIONS	**3,753**	**3,422**

Movements in provisions for retirement benefits and similar obligations

€ m	2004	2003
Provision as at 1 January	2,625	2,609
+/– transfers to other provisions	–	4
+ interest cost	151	162
+ current service cost	52	35
+ past service cost/early retirement	41	–
– pension payments in the reporting year	–174	–187
+/– other changes	4	2
PROVISION AS AT 31 DECEMBER	**2,699**	**2,625**

Actuarial losses of € 243.7 m (2003: € 229 m) are not recognised in income as the corridor of 10 % is not exceeded.

Deferred tax liabilities

€ m	2004	2003
Relating to: loan loss provisions for loans and advances to banks and customers	29	16
trading assets	125	58
property and equipment	25	35
investments	311	311
other assets	115	26
amounts owed to banks and customers	1	2
liabilities evidenced by certificates	4	5
other balance sheet items	1	2
DEFERRED TAX LIABILITIES	**611**	**455**

Movements in provisions for contingent liabilities as well as other provisions

€ m	Provisions for contingent liabilities	Other provisions
As at 1 January 2004	**117**	**187**
Changes resulting from currency translation	–	2
Additions	51	110
Use	–2	–23
Release	–34	–
As at 31 December 2004	**131**	**276**

(24) Other liabilities

€ m	2004	2003
Negative market values of derivative hedging instruments	2,736	1,884
Other amounts payable	1,205	1,130
Deferred income	92	104
OTHER LIABILITIES	**4,033**	**3,118**

(25) Subordinated capital

€ m	2004	2003
Subordinated liabilities	3,793	4,259
Supplementary capital	1,250	1,160
Subordinated capital eligible as Tier 1 capital	248	–
SUBORDINATED CAPITAL	**5,291**	**5,419**

Subordinated capital – breakdown by maturity

€ m	2004	2003
With a remaining maturity of up to 3 months	301	106
over 3 months up to 1 year	62	198
over 1 year up to 5 years	522	418
over 5 years	4,405	4,698
SUBORDINATED CAPITAL	**5,291**	**5,419**

(26) Shareholders' equity

As at 31 December 2004, the share capital of Bank Austria Creditanstalt AG was divided into 147,021,640 no-par value bearer shares and 10,100 registered shares.

As part of the bank's securities business with its customers, Bank Austria Creditanstalt acquired 25,564,817 bearer shares in Bank Austria Creditanstalt AG at the average price of € 49.53 and sold 25,329,130 shares at the average price of € 49.48. At the end of 2004, Bank Austria Creditanstalt AG and consolidated subsidiaries held shares in Bank Austria Creditanstalt AG worth € 10.9 m, which are directly deducted from shareholders' equity.

The holders of registered shares in Bank Austria Creditanstalt AG must be present at Annual General Meetings for the effective adoption of resolutions approving spin-offs and specific mergers or specific changes in the company's bye-laws (see article 20 of the bye-laws).

Additional IFRS disclosures

(27) Fair values

The following table shows the fair values of assets and liabilities and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated net of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method (discounting future cash flows on the basis of current yield curves). For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within a period of, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, the carrying amount was stated as fair value.

Fair values

€ m	2004 Fair value	2004 Carrying amount	2003 Fair value	2003 Carrying amount	Difference between fair value and carrying amount in 2004	Difference between fair value and carrying amount in 2003
Loans and advances to, and placements with, banks	24,057	23,970	25,212	25,096	+87	+116
Loans and advances to customers	78,858	78,070	73,283	72,540	+788	+743
Investments	16,992	16,668	16,225	16,005	+324	+220
					+1,199	**+1,079**
Amounts owed to banks	39,968	39,927	39,225	39,133	+41	+92
Amounts owed to customers	57,898	57,856	53,950	53,824	+42	+126
Liabilities evidenced by certificates	19,826	19,617	17,491	17,399	+209	+92
Subordinated capital	5,302	5,291	5,514	5,419	+11	+95
					+303	**+405**
BALANCE					**+896**	**+674**

fair value higher than carrying amount (+)
fair value lower than carrying amount (–)

The fair values of investment property exceed the carrying amounts by about € 30 m. Fair values are determined on the basis of external or internal expert appraisals.

(28) Related party disclosures

a) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Expenses for severance payments and pensions

In the reporting year, allocations and payments for members of the Managing Board, senior executives and their surviving dependants totalled € 14.17 m (2003: € 15.97 m); allocations and payments for other employees and their surviving dependants amounted to € 285.95 m (2003: € 279.02 m).

In addition, contributions to pension funds for active Managing Board members amounted to € 0.2 m (2003: € 0.3 m) and for former Managing Board members € 1.95 m (2003: € 0.15 m).

Emoluments of members of Bank Austria Creditanstalt AG's Managing Board and Supervisory Board

The emoluments granted for the respective term during which Managing Board members were active in 2004 and paid to the active Managing Board members (excluding payments into pension funds) totalled € 5.47 m (comparable emoluments in 2003 totalled € 5.65 m – after elimination of allocations to provisions). Of this total, € 2.95 m (2003: € 2.36 m) related to variable salary components and € 2.52 m (2003: € 3.29 m) related to fixed salary components. As in the previous year, no emoluments were paid for activities in subsidiaries.

Payments to former members of the Managing Board and their surviving dependants – excluding payments into pension funds – totalled € 14.37 m (of which € 4.38 m was paid to former Managing Board members of Creditanstalt AG, which merged with Bank Austria in 2002, and their surviving dependants; € 1.88 m was paid to former Managing Board members of Österreichische Länderbank AG, which merged with Bank Austria in 1991, and their surviving dependants). The comparative figure for 2003 is € 12.5 m. Emoluments for activities in subsidiaries amounted to € 0.5 m (2003: € 0.4 m).

The emoluments of the Supervisory Board members active in the 2004 business year totalled € 0.33 m (2003: € 0.33 m) for Bank Austria Creditanstalt AG, and € 0.01 m (2003: € 0.01 m) for the two credit associations. In 2004 and 2003, no emoluments were paid for activities in subsidiaries.

Members of the Managing Board do not hold any options on shares in Bank Austria Creditanstalt AG and did not receive any other monetary benefits from shares in Bank Austria Creditanstalt AG or Bayerische Hypo- und Vereinsbank AG.

Loans and advances to members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG

As in the previous year, advances granted to members of the Managing Board amounted to € 0.1 m. At the balance sheet date there were no loans to Managing Board members (2003: € 0.1 m). Loans to members of the Supervisory Board amounted to € 0.9 m (2003: € 0.8 m). Advances granted to Supervisory Board members totalled € 0.4 m (2003: € 0.6 m). As in the previous year, repayments during the business year totalled € 0.1 m.

Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

b) Relationships with the parent company, unconsolidated subsidiaries and other companies in which an equity interest is held

Bayerische Hypo- und Vereinsbank AG, Munich (HVB)

Pursuant to the "Bank of the Regions" agreement, Bank Austria Creditanstalt has been entrusted with managing the business operations of HVB Group in Austria and in the countries of Central and Eastern Europe (excluding the Baltic countries, Ukraine and Russia). HVB is responsible for business units in the rest of the world.

Since the capital increase in 2003, HVB has held 77.5 % of the shares in Bank Austria Creditanstalt AG.

A company of the HVB Group has provided a capital guarantee for alternative investments which totalled US$ 599 m as at 31 December 2004 and are managed by Bank Austria Cayman Islands.

Four members of the Board of Managing Directors of HVB are members of the Supervisory Board of BA-CA AG.

The following table shows the amounts of Bank Austria Creditanstalt's loans and advances to, and amounts owed to, the parent company, unconsolidated subsidiaries and other companies in which Bank Austria Creditanstalt holds an equity interest. Business relations with these companies are maintained on market terms.

Loans and advances to the parent company, subsidiaries and other companies in which an equity interest is held

	Parent company and subsidiaries		Other companies in which an equity interest is held	
€ m	2004	2003	2004	2003
Loans and advances to, and placements with, banks	3,669	4,175	884	1,321
Loans and advances to customers	740	1,245	436	1,428
Trading assets	169	96	36	46
Investments	115	113	154	122
LOANS AND ADVANCES	**4,693**	**5,629**	**1,509**	**2,917**

Amounts owed to the parent company, subsidiaries and other companies in which an equity interest is held

€ m	Parent company and subsidiaries 2004	Parent company and subsidiaries 2003	Other companies in which an equity interest is held 2004	Other companies in which an equity interest is held 2003
Amounts owed to banks	3,920	5,041	11,204	11,267
Amounts owed to customers	225	306	166	243
Liabilities evidenced by certificates	325	8	–	–
Subordinated capital	14	145	–	–
AMOUNTS OWED	**4,484**	**5,499**	**11,370**	**11,511**

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten (the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung-Zentralsparkasse")

The Private Foundation is a contracting party to the "Bank of the Regions" agreement. A syndicate agreement has been concluded between the Private Foundation and Bayerische Hypo- und Vereinsbank AG, Munich.

The board of trustees of the Private Foundation has 14 members. Until 26 January 2004, two members of the Managing Board and six members of the Supervisory Board of BA-CA AG were members of the board of trustees of the Private Foundation. Since 27 January 2004, no member of the Managing Board of BA-CA AG has been a member of the board of trustees.

Municipality of Vienna

Even after the change in the legal form of the savings bank the Municipality of Vienna serves as deficiency guarantor for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG which were entered into by Bank Austria AG, the bank's legal predecessor, prior to and including 31 December 2001.

B & C Privatstiftung

The board of trustees of this foundation has three members. One of them is a member of the Supervisory Board of BA-CA AG.

Immobilien Privatstiftung

The board of trustees of this foundation has three members. One of them is a member of the Supervisory Board of BA-CA AG.

All related party transactions were banking transactions on market terms.

(29) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2004. The corporate divisions are presented as independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on service responsibility for customers. Changes in service responsibility may lead to changes in the definition of business segments during the year. These effects should be taken into account in a comparison with the previous year's figures, which have not been restated.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Private Customers Austria

Responsibility for the Private Customers Austria business segment covers the retail banking activities of Bank Austria Creditanstalt AG and the activities of Schoellerbank AG, BANK*PRIVAT* AG, the fund management activities and the credit card business.

Corporate Customers Austria

The Corporate Customers Austria business segment essentially includes the corporate banking business and real estate financing activities of Bank Austria Creditanstalt AG, the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH and the leasing business of the Bank Austria Creditanstalt Leasing Group.

International Markets

International Markets essentially comprises the treasury activities of Bank Austria Creditanstalt AG.

CEE

The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

Corporate Center

"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise.

Goodwill arising on acquisitions is also assigned to the individual business segments.

Capital allocation is based on Austrian supervisory guidelines. From 2004, capital allocated to the business segments amounts to 7 % (10 % for CEE subsidiaries) of the risk positions (credit and market risk equivalent).

From 2004, an interest rate of 5 % which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital on a uniform Group-wide basis, and the notional income from investment of capital is included in net interest income.

The result of each business segment is measured by the net income before taxes earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

Changes in segment reporting from 2004

Capital allocation is based on risk-weighted assets, which are calculated in accordance with Austrian supervisory guidelines. In the past, capital allocated to the business segments amounted to 6.2 % of the risk positions (credit and market risk equivalent). In 2004, the percentage rate was changed to 7 %; however, in line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalent. The difference to the equity capital actually available in each case is transferred to the Corporate Center business segment. Furthermore, of the costs incurred within Bank Austria Creditanstalt AG, only those costs which have a direct earnings-generating business connection with CEE units are allocated to the CEE business segment. Other costs which Bank Austria Creditanstalt AG has so far allocated to the CEE business segment according to specific cost allocation methods remain in the Corporate Center business segment.

As a result of these changes, net interest income in the CEE business segment improved by € 24.9 m, general administrative expenses declined by € 44.3 m, and net income thus improved by € 69.2 m (at the expense of the Corporate Center business segment). This should be taken into account in comparing the figures with those for the previous year, which have not been restated.

Starting from 2004, the interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %, compared with 6.5 % in 2003.

Segment reporting

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	Bank Austria Creditanstalt Group
Net interest income	2004	764	786	748	133	3	2,435
	2003	765	777	530	101	3	2,176
Losses on loans and advances	2004	−124	−203	−85	–	−3	−417
	2003	−139	−228	−90	–	−10	−467
Net fee and commission income	2004	514	298	408	19	−5	1,233
	2003	498	275	353	15	−7	1,134
Net trading result	2004	3	6	67	122	24	223
	2003	6	33	66	61	54	220
General administrative expenses	2004	−1,014	−570	−692	−140	−63	−2,479
	2003	−1,033	−613	−690	−125	−18	−2,479
Balance of other operating income and expenses	2004	−9	−3	−26	−19	−16	−73
	2003	35	−6	6	−12	−5	18
Operating profit	**2004**	**133**	**314**	**420**	**114**	**−59**	**922**
	2003	**131**	**238**	**175**	**40**	**18**	**602**
Net result from investments	2004	4	−33	−4	9	15	−8
	2003	48	5	20	34	12	120
Amortisation of goodwill	2004	−4	−3	−53	−6	−9	−75
	2003	−5	−3	−42	−7	−10	−67
Balance of other income and expenses	2004	–	−3	−1	–	2	−2
	2003	–	−5	−2	–	–	−8
Net income before taxes	**2004**	**133**	**275**	**362**	**117**	**−51**	**836**
	2003	**175**	**235**	**151**	**67**	**20**	**648**
Risk-weighted assets (average, Austrian Banking Act)	2004	13,135	32,756	16,991	3,039	4,356	70,277
	2003	11,908	32,641	14,034	3,076	6,004	67,664
Equity allocated (average)	2004	919	2,293	1,687	213	1,105	6,218
	2003	738	2,024	870	191	1,233	5,056
Return on equity before taxes in %	2004	14.4	12.0	21.5	55.0		13.4
	2003	23.6	11.6	17.3	35.4		12.8
Cost/income ratio in %	2004	79.7	52.4	57.8	55.2		64.9
	2003	79.2	56.8	72.2	76.1		69.9
Risk/earnings ratio in %	2004	16.3	25.9	11.4	0.1		17.1
	2003	18.2	29.3	17.0	0.2		21.5

Balance sheet data by segment

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	Bank Austria Creditanstalt Group
Trading assets	2004	9	–	1,866	15,847	868	18,590
	2003	7	–	2,885	12,882	366	16,140
Loans and advances to customers	2004	18,128	45,625	17,640	–	317	81,260
	2003	12,967	48,519	14,247	–	263	75,997
Loan loss provisions	2004	−697	−1,711	−797	–	−10	−3,215
	2003	−619	−1,941	−908	–	−23	−3,490
Amounts owed to customers	2004	24,634	16,069	16,896	–	257	57,856
	2003	26,191	13,795	13,590	–	247	53,824
Trading liabilities	2004	–	–	566	8,256	139	8,960
	2003	–	–	364	7,993	203	8,560

Breakdown of income by region

€ m	Austria		Central and Eastern Europe		Other regions		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	1,480	1,468	904	675	50	33	2,435	2,176
Losses on loans and advances	−329	−375	−87	−89	–	−3	−417	−467
Net interest income after losses on loans and advances	1,151	1,093	818	586	50	30	2,018	1,709
Net fee and commission income	827	789	417	358	−10	−12	1,233	1,134
Net trading result	112	122	86	55	24	43	223	220

(30) Loans and advances on which interest is not being accrued

Within Bank Austria Creditanstalt, loans and advances are put on a non-accrual status if they are not expected to produce interest income inflows in the subsequent period. An adequate loan loss provision is made for such loans and advances. At the balance sheet date, loans and advances to customers on which interest was not being accrued amounted to € 3,356 m (2003: € 3,528 m).

(31) Assets pledged as security

As at 31 December 2004, assets pledged by Bank Austria Creditanstalt totalled € 14,148 m (as at 1 January 2004: € 12,619 m).

(32) Subordinated assets

€ m	2004	2003
Loans and advances to, and placements with, banks	1,004	901
Loans and advances to customers	355	519
Trading assets	478	19
Bonds and other fixed-income securities	653	465

(33) Assets and liabilities in foreign currency

€ m	2004 Assets	2004 Liabilities	2003 Assets	2003 Liabilities
US dollar	7,374	4,891	9,391	6,211
Yen	1,370	1,168	2,338	2,367
Swiss franc	14,172	14,522	11,874	11,752
Other	21,245	19,614	18,880	18,724
TOTAL – FOREIGN CURRENCIES	**44,161**	**40,196**	**42,482**	**39,054**

(34) Trust assets and trust liabilities

As part of its business activities, Bank Austria Creditanstalt also manages trust assets (as at the balance sheet date: € 5,775 m; 2003: € 3,918 m) which are not recognised as assets in the balance sheet prepared in accordance with IFRSs.

€ m	2004	2003
Loans and advances to, and placements with, banks	45	44
Loans and advances to customers	793	903
Debt securities	514	9
Shares	4,146	2,780
Equity interests	123	25
Property and equipment	143	153
Other assets	12	4
TRUST ASSETS	**5,775**	**3,918**
Amounts owed to banks	202	230
Amounts owed to customers	4,994	3,222
Liabilities evidenced by certificates	238	242
Other liabilities	341	223
TRUST LIABILITIES	**5,775**	**3,918**

(35) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 4,985 m (2003: € 4,528 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevant assets continue to be recognised in its balance sheet at their fair values. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet.

(36) Contingent liabilities and commitments

€ m	2004	2003
Guarantees	9,482	9,074
Acceptances and endorsements	19	23
CONTINGENT LIABILITIES	**9,501**	**9,097**
Liabilities arising from sales with an option to repurchase	787	771
Other commitments	8,749	8,473
COMMITMENTS	**9,536**	**9,244**

(37) List of selected subsidiaries and other equity interests

Companies controlled by Bank Austria Creditanstalt

Name and domicile of company	*Method of accounting for the interest*	*Ownership interest in %*	*Voting power, if different*
Asset Management GmbH, Vienna	c	100.00	
BA-CA Administration Services GmbH, Vienna	c	100.00	
BA-CA Betriebsobjekte AG, Vienna	c	100.00	
BACA Export Finance Limited, London	c	100.00	
Bank Austria Cayman Islands Ltd., Georgetown, Grand Cayman Islands	c	100.00	
Bank Austria Creditanstalt Ljubljana d.d., Ljubljana	c	99.98	
Bank Austria Creditanstalt Finanzservice GmbH, Vienna		100.00	
Bank Austria Creditanstalt Leasing GmbH, Vienna	c	99.98	

Bank Austria Creditanstalt Real Invest GmbH, Vienna	c	94.95	
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	c	100.00	
Bank BPH S.A., Kraków	c	71.03	
BANK*PRIVAT* AG, Vienna	c	100.00	
BPH Bank Hipoteczny S.A., Warsaw	c	100.00	
CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna		100.00	
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Vienna	c	100.00	
CABET-Holding-Aktiengesellschaft, Vienna	c	100.00	
DATALINE Zahlungsverkehrsabwicklungs GmbH, Vienna	c	100.00	
DOMUS FACILITY MANAGEMENT GmbH, Vienna	c	100.00	
Eksport-Import Banka "Eksimbanka" Akcionarsko Drustvo Beograd (closing took place on 30 Dec. 2004), Belgrade		98.34	98.57
HVB Bank Biochim AD, Sofia	c	99.79	
HVB Bank Czech Republic a.s., Prague	c	100.00	
HVB Bank Hungary Rt., Budapest	c	100.00	
HVB Bank Romania S.A., Bucharest	c	100.00	
HVB Bank Slovakia a.s., Bratislava	c	100.00	
HVB Banka Srbija i Crna Gora A.D. Beograd, Belgrade		99.00	
HVB Central Profit Banka d.d. Sarajevo, Sarajevo	c	80.71	
HVB Jelzálogbank Rt., Budapest	c	99.97	
HVB Splitska banka d.d., Split	c	99.74	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	c	100.00	
Mezzanin Finanzierungs AG, Vienna		70.00	
Schoellerbank Aktiengesellschaft, Vienna	c	100.00	
UNIVERSALE International Realitäten GmbH, Vienna		100.00	
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	c	50.10	
WAVE Solutions Information Technology GmbH, Vienna	c	100.00	

Companies in which Bank Austria Creditanstalt can exercise significant influence

Name and domicile of company	Method of accounting for the interest	Ownership interest in %	Voting power, if different
EK Mittelstandsfinanzierungs AG, Vienna		98.00	
Adria Bank Aktiengesellschaft, Vienna	e	27.38	25.5
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt	e	36.03	37.29
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	e	47.38	46.64
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	e	24.10	
Investkredit Bank AG, Vienna	e	28.11	
NOTARTREUHANDBANK AG, Vienna		25.00	
Oberbank AG, Linz	e	33.59	34.63
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	e	49.15	

Note: The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, Bank Austria Creditanstalt's ownership interest in subsidiaries holding shares in the target company is not taken into account.
Method of accounting for the interest: c = consolidated, e = accounted for under the equity method

(38) Employees

In 2004 and 2003, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents):

Employees*)

	2004	2003
Salaried staff	29,462	30,463
Other employees	226	241
TOTAL	**29,688**	**30,704**
of which: in Austria	*12,211*	*12,455*
of which: abroad	*17,477*	*18,249*

*) average numbers (full-time equivalents) of staff employed in the Bank Austria Creditanstalt Group (consolidated companies), excluding apprentices and employees on unpaid maternity or paternity leave

The decrease in staff numbers abroad resulted from the sale of Górnoslaski Bank Gospodarczy S.A., Katowice (see note 2).

(39) Events after the balance sheet date

In the period between the end of the 2004 financial year and the time when the financial statements for 2004 were prepared by the bank and certified by the auditors, there were no events that are required to be mentioned in this annual report.

Risk report

(40) Overall risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's shareholdings and equity interests
- real estate risk

The Managing Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk management units. All risk management activities of Bank Austria Creditanstalt are combined within a division and comprise secondary lending decisions, the treatment of problem loans, and strategic risk management.

The Strategic Risk Management division is in charge of developing and implementing the methods of risk and income measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements of the German banking supervisory authority applicable to trading activities; developing and maintaining general policies; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

The Asset/Liability Committee (ALCO) is responsible for the management of balance-sheet structure positions, controls liquidity risk and deals with cross-divisional risk management issues arising between sales units and overall bank management as well as with the results of the credit portfolio model and topics relating to operational risk. The Market Risk Committee (MACO) meets once a week to deal with short-term business management issues relating to the risk/earnings position of Treasury and with limit adjustments, product approvals and positioning decisions. Credit risk is assessed by the credit committee.

The Bank Austria Creditanstalt Group applies the principle of dual management and control. In line with this principle, for pricing purposes in customer business (micro control), both the minimum Tier 1 capital required pursuant to the Austrian Banking Act and economic capital are expected to yield a specific return (to cover unexpected losses). Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. A specific factor taken into account in the required risk capital is business risk, which reflects the influence of external factors such as consumer behaviour or the competitive situation on the market value of business divisions or subsidiaries. Unexpected losses over a period of one year are calculated with a confidence level of 99.95 %.

The Bank Austria Creditanstalt Group is regularly included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated periodically. This ensures uniform risk management across the entire HVB Group.

Market risk

Market risk management encompasses all activities in connection with Bank Austria Creditanstalt's treasury operations and management of the balance sheet structure in Vienna and at Bank Austria Creditanstalt's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Managing Board and the committees (including MACO) designated by the Managing Board. At Bank Austria Creditanstalt, market risk management includes ongoing reporting on the risk position, limit utilisation, and the daily presentation of results of treasury operations.

The Managing Board of Bank Austria Creditanstalt sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MACO, which holds a meeting every week, makes limit decisions at the operational level and analyses the risk and earnings positions of the bank's treasury units. ALCO performs analyses and makes decisions with regard to business activities closely connected with customer business (in particular, balance sheet structure, liquidity, operational risk, and risk management issues arising between sales units and overall bank management). The decisions and results of these committees are reported directly to the bank's full Managing Board. Strategic Risk Management, an independent unit separate from the business units up to Managing Board level, is in charge of preparing analyses and monitoring compliance with limits. The principles and organisational framework have been laid down in the Treasury Rulebook, the market risk management manual and the ALCO policy of the bank.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk (VaR; for internal risk measurement on the basis of a one-day holding period and a confidence interval of 99 %), other factors of equal importance are stress-oriented volume and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by the Strategic Risk Management unit. Originally implemented with a variance-covariance approach, the system was extended in 2004 to include a simulation approach, which has added key features relating to distribution assumptions and coverage of credit spread risk. Ongoing refinement work includes reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Managing Board and by MACO, and adjusting the system to general market developments. In this context a product introduction process has been established in which the risk management unit plays a decisive role in approving a new product.

Regular and specific stress scenario calculations complement the information provided to MACO/ALCO and the Managing Board. These calculations were extended in 2004, especially in the area of credit spread. Such stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of these fluctuations and a liquidity disruption in specific products and risk factors on the bank's results and net asset position. These assumptions of extreme movements are dependent on currency, region and liquidity and are set by Strategic Risk Management on a discretionary basis. The results of these stress tests are taken into account in establishing limits.

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in IFRS-based net income and the marking to market of all investment positions regardless of their recognition in the IFRS-based financial statements ("total return"). The results are available to Bank Austria Creditanstalt's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency.

In Vienna, Bank Austria Creditanstalt uses the "MARCONIS" system to completely and systematically review the market conformity of its trading transactions. HVB Bank Hungary and HVB Bank Biochim in Bulgaria also started to use the system in 2004.

Since 1998 Bank Austria Creditanstalt has used its "NoRISK" risk model, which was approved by the supervisory authorities. In contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (confidence interval of 99 %, 10-day holding period) and additionally the multiplier determined as part of the model review is applied. The regulatory model, which is based on the covariance approach used for many years and is applied throughout the Group, currently comprises the categories interest rate risk, exchange rate risk and equity position risk. For regulatory purposes, the model covers the specific equity position risk, and the standard method is currently still used for determining the capital requirements for the specific interest rate position risk. Following the above-mentioned refinement of the "NoRISK" system to include a simulation approach also covering specific risk on interest rate positions, Bank Austria Creditanstalt plans to implement the relevant changes also in its regulatory reports in 2005. After these changes, the internal model will also cover specific interest rate risk.

The results of the internal model based on VaR (1 day, confidence interval of 99 %) for 2004 were lower than the previous year's results despite strong fluctuations. The VaR for the Bank Austria Creditanstalt Group ranged between € 18 m and € 43 m, the average was € 24.6 m (2003: € 33.8 m, 2002: € 37.3 m). For the first time the risk report includes the non-trading driven equity positions of the bank's investment books and the hedge-fund positions. To ensure comparability, the previous year's figures are stated for all risk categories (except credit spread).

Interest rate risk and spread risk accounted for most of the total risk of the Bank Austria Creditanstalt Group. Significantly more than half of the amount for interest rate risk related to Bank Austria Creditanstalt's medium-term to long-term positions resulting from asset/liability management. The increase in VaR in May 2004 was mainly attributable to our positioning in the euro in combination with comparatively high interest rate volatility on an annual average.

VaR of the Bank Austria Creditanstalt Group in 2002–2004



in € m
60
55
50
45
40
35
30
25
20
15
Δ 37.3
Δ 33.8
Δ 24.6
Jan. 02
Feb. 02
March 02
April 02
May 02
June 02
July 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05

VaR of the Bank Austria Creditanstalt Group by risk category (in € m)

Risk category	Minimum	Average	Maximum	Year-end
Interest rate risk	4.7	9.1	23.4	5.2
Credit spread	9.0	12.7	14.8	13.2
Exchange rate risk	0.8	2.6	6.9	2.7
Equity risk/trading	0.8	2.0	3.9	3.3
Emerging markets/high yield	1.4	2.4	3.5	2.4
Hedge funds	3.4	4.0	4.7	3.7
Equity risk/investment	4.0	5.8	8.9	4.5
Diversification	n.m.*)	–14.0	n.m.*)	–13.2
TOTAL 2004	**18.2**	**24.6**	**43.0**	**21.8**
Total 2003	23.4	33.8	49.8	25.1
Total 2002	23.2	37.3	58.6	28.4

*) not meaningful

In addition to VaR, risk positions of the Bank Austria Creditanstalt Group are limited through volume limits, which are set for each pair of currencies, each equity instrument and each country or issuer, and monitored on an ongoing basis. Interest rate positions, which are the predominant factor in the Bank Austria Creditanstalt Group's risk profile, are managed through the presentation and limitation of "basis point values", in addition to VaR. For all currencies and maturity bands, the valuation result for a change of one basis point (0.01 %) is indicated. As at 31 December 2004, the entire interest rate position of the Bank Austria Creditanstalt Group (trading and investment) for major currencies was composed as follows (the table below shows basis point values > € 500):

Basis point values of the Bank Austria Creditanstalt Group

in €		As at 31 December 2004						Annual average, minimum/maximum		
		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total	Maximum	Minimum	Absolute average
Western Europe	EUR	−42,604	−92,536	−596,867	−1,516,105	−1,078,391	−294,293	610,679	−2,508,252	909,329
	CHF	32,048	−6,571	−87,077	−53,928	1,169	−114,358	−58,526	−391,241	229,250
	GBP	−1,597	−12,738	13,866	3,665	−6,420	−3,223	6,838	−137,643	47,309
	DKK	1,304	590	−11,993	−1,334	–	−11,433	−10,521	−30,141	15,404
	SEK	1,348	−396	−15,057	1,133	–	−12,972	−10,209	−24,639	16,411
	NOK	976	−665	−13,695	6	2	−13,375	−4,786	−24,164	13,865
New EU countries	CZK	1,390	−4,209	−39,803	26,355	−23,297	−39,563	56,235	−54,272	22,152
	HUF	167	−1,461	11,454	−50,588	−11,965	−52,392	14,995	−150,864	36,608
	PLN	−6,688	−28,927	32,900	−128,824	−2,762	−134,301	50,690	−210,447	64,782
	SIT	274	−548	−1,239	−28,222	−12,597	−42,332	−8,022	−43,027	23,459
	SKK	−249	−1,464	2,332	−39,741	42,054	2,931	65,371	−11,521	29,749
Central and Eastern Europe	BAM	561	−223	−451	−1,743	−14	−1,869	390	−2,696	537
	BGN	−10	300	1,127	12,337	−44	13,710	15,649	−11,309	9,682
	HRK	−202	383	−550	−5,403	−3,864	−9,636	5,129	−9,636	3,962
	ROL	−577	−1,343	113	−480	–	−2,287	38	−2,800	1,125
	TRL	–	–	827	968	–	1,795	1,884	−243	199
Overseas – highly developed countries	USD	13,741	−39,491	−49,036	71,242	15,823	12,279	531,305	−487,920	147,760
	CAD	−363	−776	−440	1,430	8	−140	16,466	−10,379	5,401
	AUD	76	−15	−215	−2	903	747	1,836	−2,231	731
	NZD	20	−2	13	–	–	31	158	−2,106	281
	JPY	−2,784	−1,575	−22,513	4,911	16,199	−5,762	49,346	−28,498	10,623
Other countries	SAR	−47	−41	−907	–	–	−995	7	−1,558	985
	ZAR	−25	−43	18	194	–	144	1,776	−212	959
	XAU	33	133	–	–	–	166	822	15	283
	BPV<500							270	−420	250
TOTAL		**−3,251**	**−191,826**	**−777,305**	**1,328,081**	**−1,063,195**	**−707,497**			**1,591,095**

In 2004, the Bank Austria Creditanstalt Group's positions focused on EUR, CHF and USD. Positions in Central and East European currencies reflect the Group's activities in this region, with basis-point utilisation levels highest in PLN and HUF, followed by CZK, SKK and SIT. Nevertheless, the entire position in the currencies of the new EU countries is significantly lower than for EUR or USD.

Emerging Markets Investments: composition of portfolio by region, 2002–2004



Latin America
CEE incl. Turkey
Asia
Africa
Russia
2004
28%
21%
9%
10%
32%
2003
46%
17%
15%
11%
12%
2002
39%
27%
13%
9%
11%
0
20
40
60
80
100
Share of total volume

In addition to trading in interest-rate, foreign-currency and equity products, the International Markets business segment also comprises trading and investment in emerging markets bonds ("EMI") and, since the end of 2003, trading in high-yield corporate bonds below investment grade. At the end of 2004, Russia accounted for 32 % of the emerging markets portfolio, Latin America represented 28 % of the total volume, CEE countries (incl. Turkey) 21 %, Africa 10 % and Asia 9 %.

As at 31 December 2004, the high-yield portfolio was dominated by positions in the rating category B (62 %). Both the high-yield portfolio and the emerging markets bonds portfolio benefited from a tightening of the spread in 2004.

High-yield portfolio: composition of portfolio by rating, 2003–2004



2004
5%
BB+
15%
BB–
12%
B+
15%
B
35%
B–
16%
CCC+
2%
CCC
2003
4%
BB+
4%
BB
9%
BB–
19%
B+
32%
B
27%
B–
4%
CCC+
1%
CCC
0
20
40
60
80
100

Bank Austria Creditanstalt has invested in hedge funds through its subsidiary Bank Austria Cayman Islands since 1999. In addition to equity investments and debt finance, these investments focus on relatively low-risk convertible arbitrage, as in previous years. While the share of convertible arbitrage has been reduced and the hedge strategies have been more widely diversified, convertible arbitrage still accounts for more than half of the total volume. Investments in multi-manager and distressed-securities strategies amount to another 10 % each. In 2004, returns on these investments were adversely affected by the general trend that had an impact on all hedge funds, especially in the first six months. However, very good results from investments in distressed securities in the second half of the year, ongoing portfolio shifts and good returns on multi-manager strategies and in the real estate sector combined to produce a performance for 2004 which continued the successful development of previous years. The investment guidelines define major risk parameters. Compliance with the investment guidelines and daily reviews of valuation results are ensured by the risk management unit at Bank Austria Cayman Islands within central risk management guidelines laid down in Vienna.

In early 2004, Bank Austria Creditanstalt started to invest in hedge funds as part of its equity trading operations. The objective is to better diversify equity-related activities, thereby complementing the focal areas of activity in Austria and the CEE countries. Investment decisions are prepared by a hedge fund research team of CA IB. This business is conducted within guidelines defining standards in respect of maximum investment, investment diversification, relative size of holding in the fund, and strategy. The positions are integrated in the risk calculations of Bank Austria Creditanstalt and are monitored on an ongoing basis.

Capital requirements for market risk

Bank Austria Creditanstalt's risk model is subjected to daily backtesting in accordance with regulatory requirements. The model results for the securities trading book and the open foreign exchange position (including gold) pursuant to the Austrian Banking Act are compared with changes in value on the basis of actually observed market fluctuations. As the number of backtesting excesses (negative change in value larger than model result) has been within the "green zone" ever since the model was introduced, the multiplier need not be adjusted. In 2004, two backtesting excesses were recorded.

Backtesting results for the trading book, 2002–2004


in € m
25
20
15
10
5
0
−5
−10
−15
−20
−25
Jan. 02
Feb. 02
March 02
April 02
May 02
June 02
July 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Change in value
Model result

Market risk management in the Group

At Bank Austria Creditanstalt, market risk management covers the activities in Vienna and the positions at the bank's subsidiaries, especially in Central and Eastern Europe. These subsidiaries have local risk management units with a reporting line to Strategic Risk Management. Uniform processes, methods and limit systems ensure consistent Group-wide risk management adjusted to local market conditions.

The "NoRISK" risk model has been implemented locally at major units (Poland, Czech Republic, Slovakia, Hungary, Croatia), and a daily risk report is made available to the other units. The web application "ERCONIS" was extended in 2004 to record the daily business results of treasury activities in CEE. The timely and continuous analysis of market risk and income is the basis for risk-return management of operations at subsidiaries. In addition, short-term and medium-term liquidity management is performed centrally for subsidiaries through position limits.

Steady business expansion and the acquisition of additional banks in CEE require the permanent adjustment of processes, systems and methods. After the acquisition of Central Profit Banka in Bosnia in the past year, integration in the Group's market risk position was ensured within a short time.

Market risk limit utilisation remained moderate in 2004. At year-end, the CEE subsidiaries utilised their Value-at-Risk limits to the extent of 22 %, which corresponded to about one-quarter of the Group's market risk.

Management of balance sheet structure

Interest rate risk from customer transactions is attributed to the International Markets (INM) division through a matched funds transfer pricing system applied throughout the Group. This makes it possible to attribute credit, market and liquidity risk and contribution margins to the bank's business divisions in line with the principle of causation. ALCO ensures that the bank's overall maturity structure is optimised, with the results from maturity transformation being reflected in the INM division. Factors taken into account in this context include the costs of compensation for assuming interest rate risk, liquidity costs and country risk costs associated with cross-border foreign currency financing.

Products for which the material interest-rate and capital maturity is unclear, such as variable-rate sight and savings deposits, are modelled in respect of investment period and interest rate sensitivity by means of analyses of historical time series, and taken into account in the bank's overall risk position.

To assess its balance sheet structure, the bank uses the Value-at-Risk approach, complemented by a scenario analysis covering subsequent quarters and years. In this context, simulations of the future development of the bank's net interest income and market value are based on assumptions regarding volume and margin developments under different interest rate scenarios. In this way, parallel interest rate shocks as well as inversions and low-interest-rate scenarios are analysed to identify their possible impact on the bank's net interest income and market value. Such analyses focus on modelling customer behaviour in respect of products for which the material interest-rate and capital maturity is unclear. The existing hedge of customer business against interest rate risk significantly reduces the volatility of the bank's net interest income.

A strong decline in the EUR yield curve would have the strongest impact on the bank's net interest income. A downward interest rate shock of 2 percentage points would thus depress net interest income in the first year by about € 90 m.

The future New Basel Capital Accord ("Basel II") will be effective from 2007. For the first time, the new rules establish a relation between "interest rate risk in the banking book" and the bank's capital by comparing a change in the market value of the banking book after a 2 % interest rate shock with the bank's capital. The complete and automated integration of the Group's risk position means that Bank Austria Creditanstalt is already well prepared to meet this requirement with its "NoRISK" risk measurement system.

A Basel II recommendation relates to the simulation of future net interest income in different interest rate scenarios ("earnings perspective"). Here, too, the bank has appropriate systems and procedures in place. In addition to the banking book in Austria, such scenario calculations are currently performed for the larger subsidiaries in Poland, the Czech Republic, Slovakia and Hungary.

Liquidity risk

In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity limits. In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis. Current management of the bank's customer business takes account of liquidity costs. The applicable alternative costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of our business.

Credit risk

A very important factor in the credit approval process is the detailed assessment of risk associated with each loan exposure, and the credit rating of the counterparty in particular. Every lending decision is based on a thorough analysis of the loan exposure, including an evaluation of all relevant factors. Following the initial loan application, the bank's loan exposures are as a rule reviewed once a year. If the borrower's creditworthiness deteriorates substantially, shorter review intervals are obligatory.

For credit assessment, Bank Austria Creditanstalt uses various rating and scoring procedures, which are applied in Austria and by BA-CA's banking subsidiaries in CEE. Top priority is given to completing the range of rating and scoring procedures in 2005 and 2006, in the light of the new Basel capital adequacy rules and with a view to further enhancing the effectiveness of risk management. All procedures are developed specifically for the customer or business segment to be assessed, in order to achieve the maximum degree of precision in credit appraisal. There are country-specific procedures (e.g. for corporate customers) and global procedures (e.g. for banks).

Our HVB Group master scale encompasses 28 categories, including three rating classes for problem loans. As part of the individual assessment of loan exposures, each borrower is assigned a probability of default. The master scale makes our internal ratings comparable with the market while also enhancing comparability of our various partial portfolios.

The calibration of probabilities of default results from statistical analyses of the default history of our portfolio. The probabilities of a borrower not meeting his payment obligations towards us are stated as percentages and divided into rating categories. The system ensures comparability with the ratings assigned by major international rating agencies (including Standard & Poor's, Moody's, Fitch).

Our internal rating and scoring procedures are further developed on an ongoing basis and are subject to regular validation, a process carried out to see if the rating system provides a correct representation of risks. All model assumptions are based on multi-year statistical averages for historical defaults and losses.

In the Corporate Customers business segment, several rating procedures adjusted to local markets are used in Austria and in BA-CA's banking subsidiaries in CEE. The assessment of an exposure is based on data from the company's financial statements and on qualitative factors. With risk-adjusted pricing and a stronger focus on risk management, we aim to improve the diversification and the risk/return ratio of the portfolio. For real estate customers, the customer-related rating is complemented by a new transaction rating.

For credit assessment in the private customer business, we use application scoring procedures developed by the bank for retail operations. These procedures are based on effective and recognised mathematical and statistical methods. In addition, the bank applies a behaviour scoring system taking into account such factors as amounts received in the account and payment practices. This also helps to reduce costs required for monitoring processes.

Bank Austria Creditanstalt is making extensive preparations in the credit risk sector for recognition of the Basel II internal ratings-based advanced approach (IRB-A). The bank's internal rating and scoring procedures used for risk assessment are of central importance in this area, too, as capital required to be held against risk assets will be based on the individual risk content. Great attention is given to consistency in the presentation for supervisory and internal-control purposes.

(41) Operational risk

In 2004, activities in the area of operational risk management continued to concentrate on the Group-wide "Basel II" project of Bank Austria Creditanstalt. For the sub-projects "loss data collection", "risk self-assessments", "early warning indicators", and "modelling", Bank Austria Creditanstalt aims to implement the standardised approach, with the possibility of switching to an advanced measurement approach (AMA), at any rate for Bank Austria Creditanstalt AG. The reasons for this cautious approach are continued uncertainties over the exact calibration of measurement approaches and over the final implementation requirements in quantitative and qualitative respects.

Operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other catastrophes, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud will be subject to more accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding the Intranet application ("inFORM" system – Intranet Framework for Operational Risk Management) developed within Bank Austria Creditanstalt and used across the Group. Apart from the loss data collection module, work in 2004 concentrated on completing modules for reporting and risk self-assessment. The objective of extending "inFORM" is to expand it into a central risk management solution for operational risk in Austria and CEE. As a last step, a key risk indicator module will be added in 2005. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining division-specific loss data and risk self-assessments as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Loss data are collected, and processes are optimised, in close coordination and cooperation with other units including Internal Audit, the Compliance Office, the Legal Department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

To model operational risk, further tests of different measurement approaches were conducted for determining economic capital. These are mainly based on stochastic modelling, resampling and causal modelling approaches. In a next step the informative value and reliability of these models have to be checked against internal and external loss data to enable the bank to make a systems decision. For this reason, Bank Austria Creditanstalt has also decided to use external loss scenarios in order to properly model even extreme events of distribution. To be mentioned in this connection is the use of external data from FitchRisk and Bank Austria Creditanstalt's participation in the ORX loss data consortium.

In addition to quantitative approaches, and in view of currently still existing quantification and modelling problems, qualitative instruments are of major importance in operational risk management. This fact has been taken into account through Bank Austria Creditanstalt's participation in the KRI Framework Study of the Risk Management Association (RMA), which deals with the identification of risk points of operational risk and the determination of risk indicators for risk points identified as critical. In this connection the risk self-assessments introduced across the Bank Austria Creditanstalt Group were extended to include RMA-specific risk mapping for Bank Austria Creditanstalt AG.

In the same way as for other types of risk, in addition to central risk management, Bank Austria Creditanstalt is building up a decentralised risk management network of contacts within divisions and at subsidiaries (OpRisk Managers). While the main task of the central risk management unit is to define the methods used and to perform risk measurement and analysis, risk managers working on a decentralised basis are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

(42) Legal risks

Provisions have been made for pending legal risks in line with the estimated probability of costs arising from litigation. No provisions have been made for the following pending legal proceedings due to the low probability of losses occurring. An outflow of funds cannot, however, be excluded in these cases, either:

- actions brought by individual employees (current and former) for additional payments into the pension funds
- action brought by the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary in Zurich

- action for damages brought during Chapter-11 proceedings of Constellation 3D at a US bankruptcy court alleging that Bank Austria Creditanstalt had acted unlawfully in connection with a loan agreement between the plaintiff's pre-bankruptcy principal shareholder and a potential investor
- preliminary penal investigation due to alleged tax evasion and illegal corporate activities by former indirect subsidiaries of Bank Austria Creditanstalt in Russia.

(43) Net charge for losses on loans and advances

Specific provisions and provisions on the liabilities side are generally made in accordance with International Financial Reporting Standards. If concrete factors provide strong indications of a future loss, a loan loss provision is made in the amount of the expected loss and in the respective loan currency. Flat-rate specific provisions are automatically made by the system for unsecured portions of exposures below € 50,000, and of loans to private customers, from the date when the loan is called for repayment or assigned to the loan recovery unit for further steps; the provisioning rate is based on loan loss experience in the past.

Despite partly negative economic developments – with three countries of Bank Austria Creditanstalt's core market (Hungary, Slovakia and Austria) leading the international league table of business insolvencies in the first half of 2004 – the net charge for losses on loans and advances for the Bank Austria Creditanstalt Group was reduced by about € 50 m (11 %) to € 417 m.

In Austria the number of business insolvencies rose by 12 %, with an increase of 4.2 % in estimated insolvency liabilities, and bankruptcies of private individuals rose by 25 %, with estimated insolvency liabilities up by 20.4 % (source: KSV insolvency statistics).

The provisioning charge in Austria was below the ambitious budget target as a result of the use and further improvement of early warning systems, a strict review of loan portfolios to detect latent risks, and the fact that the year under review again saw no major insolvencies.

Risk trends in Central and Eastern Europe continued to be satisfactory. CEE operations benefit not least from procedures used to draw customers' attention to payments (over)due at an early stage.

Contributions to the favourable risk trend in Central and Eastern Europe came from the banking subsidiaries in the Czech Republic and in Bosnia, with net releases of provisions, and from those in Slovakia, Poland and Slovenia, where provisioning charges were in some cases significantly below budget.

Risks arising from the bank's shareholdings and equity interests

In dealing with this type of risk, Bank Austria Creditanstalt takes into account market price fluctuations in its equity holdings in listed and unlisted companies.

Not included are equity interests in operating subsidiaries of the Group because risks associated with such companies are determined and recorded under the various other risk types.

Generally, Value at Risk is determined on the basis of market values and volatilities of the relevant equity interests. For shares in unlisted companies the bank uses book values.

The volume of such (non-consolidated) equity interests is about € 900 m. The portfolio includes various strategic investments (Wüstenrot) and real estate companies (Universale International Realitäten GmbH). In 2004, shares in Wienerberger AG and equity interests in several companies which did not meet the materiality criterion were sold. Provisions were made for any impairment.

Real estate risk

Since the establishment of the Real Estate Finance and Real Estate Customers division, risks associated with large-volume real estate business have developed favourably. While the provisioning charge in 2001 amounted to € 46 m (with a risk/earnings ratio of 59 %), the provisioning charge in 2002 declined to € 26 m (with a risk/earnings ratio of 33 %) and in 2003 the provisioning charge was reduced further, to € 19 m (with a risk/earnings ratio of 19 %). In the reporting year, the provisioning charge stabilised at a level of € 21.1 m (with a risk/earnings ratio of 19.6 %).

(44) Financial derivatives

Derivatives are classified as interest rate contracts, foreign exchange contracts and securities-related contracts, according to the underlying financial instrument. Credit derivatives are classified as "interest rate contracts" or "securities-related transactions" according to the underlying financial instrument.

The breakdown of transactions by remaining period to maturity and the classification of instruments as interest rate, foreign exchange and securities-related contracts follow international recommendations. In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts.

Most of the OTC business volume relates to interbank trading. Bank Austria Creditanstalt is a business partner in plain-vanilla and structured transactions for international and local banks as well as for institutional and corporate customers.

OTC trading accounted for the bulk of the Bank Austria Creditanstalt Group's business volume in derivatives, with a focus on interest rate contracts. Activity in exchange-traded contracts concentrates on interest rate contracts, comprising futures and options.

For portfolio management and risk management purposes, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date, positive market values of OTC contracts indicate the potential default risk arising from the relevant activity.

For the purposes of credit risk management, OTC derivatives (forward transactions, swaps and options bought) are taken into account with their respective positive market value and an add-on depending on the product, currency and maturity. Add-ons applied in internal credit risk management for the potential future exposure are based on the current market volatility relative to the remaining period to maturity of the transaction. Given the underlying confidence interval of 97.5 %, these add-ons are in most cases clearly above the relevant levels pursuant to the Austrian Banking Act.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely Group-wide basis. For smaller units not connected to the central system, separate lines are allocated and monitored. Group-wide compliance with lines approved in the credit process is thus ensured at any time.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses.

Risk management in the derivatives business takes the importance of this business line into account.

The total volume of derivative transactions declined from € 1,515 bn to € 842 bn. The decline was mainly seen in the categories "interest rate contracts (single-currency swaps)" and "foreign exchange contracts (currency options)".

Derivatives business saw a further shift from EUR to CEE currencies. Options showed a stronger trend towards longer maturities, mainly in connection with investors' interest in long maturities of structured products.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group Transactions with external counterparties as at 31 December 2004

€ m	Notional amounts by remaining maturity			Notional amounts		Positive market value		Negative market value	
	< 1 year	1–5 years	> 5 years	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
TOTAL	**553,743**	**195,707**	**92,621**	**105,943**	**736,128**	**2,030**	**8,436**	**2,736**	**8,130**
of which: OTC products	*507,025*	*195,443*	*92,621*	*105,943*	*689,146*	*2,030*	*8,420*	*2,736*	*7,983*
of which: exchange-traded products	*46,718*	*264*	–	–	*46,982*	–	*16*	–	*147*
A. Interest rate contracts	**471,032**	**181,949**	**84,114**	**90,824**	**646,271**	**1,799**	**6,204**	**1,563**	**5,865**
OTC products:	**424,443**	**181,686**	**84,114**	**90,824**	**599,419**	**1,799**	**6,197**	**1,563**	**5,822**
FRAs	91,864	13,921	–	33	105,752	–	56	–	58
Forward interest rate transactions	–	–	–	–	–	–	–	–	–
Single-currency swaps	324,669	152,161	81,155	90,219	467,766	1,787	5,893	1,550	5,571
Interest rate options bought	3,585	7,237	1,145	182	11,785	12	225	–	–
Interest rate options sold	3,223	5,726	1,255	390	9,814	–	–	12	182
Other interest rate contracts	1,102	2,641	559	–	4,302	–	23	1	11
Exchange-traded products:	**46,589**	**263**	–	–	**46,852**	–	**7**	–	**43**
Interest rate futures	3,572	263	–	–	3,835	–	4	–	40
Options on interest rate futures	43,017	–	–	–	43,017	–	3	–	3
B. Foreign exchange contracts	**82,278**	**12,813**	**8,326**	**14,949**	**88,468**	**221**	**2,204**	**1,173**	**2,126**
OTC products:	**82,278**	**12,813**	**8,326**	**14,949**	**88,468**	**221**	**2,204**	**1,173**	**2,126**
Forward foreign exchange transactions	45,590	224	1	50	45,765	–	1,320	1	1,326
Cross-currency swaps	7,680	12,560	8,325	14,899	13,666	221	626	1,172	523
Currency options bought	14,533	14	–	–	14,547	–	258	–	–
Currency options sold	14,475	15	–	–	14,490	–	–	–	277
Other foreign exchange contracts	–	–	–	–	–	–	–	–	–
Exchange-traded products:	–	–	–	–	–	–	–	–	–
Currency futures	–	–	–	–	–	–	–	–	–
Options on currency futures	–	–	–	–	–	–	–	–	–
C. Securities-related transactions	**433**	**945**	**181**	**170**	**1,389**	**10**	**28**	–	**139**
OTC products:	**304**	**944**	**181**	**170**	**1,259**	**10**	**19**	–	**35**
Securities swaps	50	410	41	–	501	–	2	–	16
Equity options bought	188	170	10	170	198	10	17	–	–
Equity options sold	66	359	130	–	555	–	–	–	16
Other securities-related contracts	–	5	–	–	5	–	–	–	3
Exchange-traded products:	**129**	**1**	–	–	**130**	–	**9**	–	**104**
Equity and equity index futures	82	1	–	–	83	–	5	–	80
Equity and equity index options	47	–	–	–	47	–	4	–	24

(45) Comfort letters for banks and other financial institutions

Bank Austria Creditanstalt AG undertakes to ensure, within the scope of its ownership interest and except for political risk, that the following controlled companies can meet their contractual obligations:

1. Banks
- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Handelsbank AG, Vienna
- Bank Austria Creditanstalt Ljubljana d.d., Ljubljana
- Bank Austria Creditanstalt Real Invest GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Bank BPH S.A., Kraków, and its subsidiary BPH Bank Hipoteczny S.A., Warsaw
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest, and its subsidiary HVB Jelzálogbank Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- HVB Bank Biochim AD, Sofia
- HVB Banka Srbija i Crna Gora A.D. Beograd, Belgrade
- HVB Splitska banka d.d., Split
- Schoellerbank Aktiengesellschaft, Vienna

2. Financial services companies
- Bank Austria Creditanstalt Leasing GmbH, Vienna
- BA-CA Finance (Cayman) Limited

Information required under Austrian law

(46) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with international financial reporting principles is exempted from the obligation to prepare consolidated financial statements pursuant to Section 59 of the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions. The requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code must also be met.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IFRSs are international financial reporting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus the consolidated financial statements prepared in accordance with IFRSs and presented in this annual report meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore the consolidated financial statements contained in this annual report have been prepared from the perspective of Bank Austria Creditanstalt AG as superordinate domestic credit institution.

A complete list of equity interests of Bank Austria Creditanstalt AG is given in the notes to the company's separate financial statements.

(47) Supervisory Board and Managing Board

In the reporting year, the following persons were members of the Managing Board of Bank Austria Creditanstalt AG: Willibald CERNKO, Stefan ERMISCH (from 1 January 2004), Erich HAMPEL (from 27 January 2004 as Chairman and Chief Executive Officer), Wolfgang HALLER (from 27 January 2004 as Deputy Chairman and Deputy Chief Executive Officer), Wilhelm HEMETSBERGER, Friedrich KADRNOSKA (until 26 January 2004, as Deputy Chief Executive Officer), Karl SAMSTAG (until 26 January 2004, as Chief Executive Officer), Regina PREHOFER, Johann STROBL (from 27 January 2004).

In the reporting year, the following persons were members of the Supervisory Board of Bank Austria Creditanstalt AG: Erich BECKER, Alberto CRIPPA, Armin Gebhard FEHLE, Hedwig FUHRMANN, Wolfgang HEINZL, Rudolf HUMER (Deputy Chairman), Stefan JENTZSCH, Heribert KRUSCHIK, Wolfgang LANG, Adolf LEHNER, Gerhard MAYR, Michael MENDEL, Franz RAUCH, Gerhard RANDA (Chairman), Thomas SCHLAGER, Veit SORGER, Wolfgang SPRISSLER.

(48) Dividends

Bank Austria Creditanstalt AG can pay a dividend in the maximum amount of the net profit shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act, i.e., € 224.5 m (2003: € 151.5 m).

Proposal for the appropriation of profits for 2004:
The profits of Bank Austria Creditanstalt AG for the financial year beginning on 1 January 2004 and ending on 31 December 2004 amounted to € 265.6 m. The amount of € 42.7 m was allocated to reserves and the profit brought forward from the previous year was € 1.6 m. Thus the net profit available for distribution was € 224.5 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 1.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. As the number of shares is 147,031,740, the total amount of the proposed dividend is € 220.5 m.

Furthermore, it is proposed that the remaining amount of € 4.0 m be carried forward to new account.

(49) Principal differences between consolidated financial statements in accordance with IFRSs and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IFRSs and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code/Austrian Banking Act) are as follows:

1. objective and content of financial statements,
2. formats for the balance sheet and the income statement,
3. recognition and valuation principles,
4. group of companies to be consolidated,
5. accounting for deferred taxes,
6. different assumptions used in calculating staff costs arising from pensions and similar obligations,
7. separation of minority interests held outside the Group from shareholders' equity,
8. more extensive disclosure requirements in the notes.

1) Objective and content of financial statements
The objective of financial statements in accordance with IFRSs is to provide structured information about the financial position, performance and changes in the financial position of an enterprise that is useful to a wide range of users in making economic decisions.

Under IFRS rules, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information on significant accounting principles in note 1); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IFRSs as against financial statements prepared in conformity with local accounting standards.

A cash flow statement and a statement of changes in shareholders' equity are an integral part of financial statements prepared in accordance with IFRSs.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IFRSs. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced carrying amounts are not allowed in financial statements prepared in accordance with IFRSs. Tax effects of carrying amounts are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with additional relevant information and enabling them to assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

IFRSs do not set out compulsory formats for the balance sheet and the income statement. IFRSs usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An apparent difference between financial statements in accordance with IFRSs and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in respect of financial statements prepared pursuant to the Austrian Commercial Code/Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. The focus of IFRSs is on stating current values in the balance sheet and recognising income and expenses in the financial statements for the periods to which they relate.

Specific differences in individual items of the balance sheet and the income statement – in particular, the valuation of financial instruments in accordance with IAS 39, which differs from the method pursuant to Austrian generally accepted accounting principles – are explained in note 1.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IFRSs. This contrasts with Section 30 of the Austrian Banking Act, under which a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IFRS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IFRSs.

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this may lead to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries of Bank Austria Creditanstalt which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is indicated in the section dealing with equity interests.

5) Accounting for deferred taxes

If differences between tax bases and carrying amounts in accordance with IFRSs reverse in the future, IAS 12 requires the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. Under the rules of the Austrian Commercial Code, however, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS 19, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with IFRSs, interests in the equity of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as a component of consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving the comparability of financial statements prepared in accordance with IFRSs and achieving a fair presentation of the financial position and performance, IFRSs require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IFRSs includes, for example, a statement of changes in shareholders' equity, segment reporting, and disclosures of the fair values of assets.

(50) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2004 and 2003, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2004 and 2003:

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	2004	2003
Core capital (Tier 1)	**5,567**	**5,123**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*597*	*538*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*148*	*158*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*23*	*–316*
Fund for general banking risks	–	–
Intangible assets	*–494*	*–550*
Supplementary elements (Tier 2)	**3,863**	**3,888**
Undisclosed reserves	–	–
Supplementary capital	*1,232*	*1,237*
Participation capital	–	–
Revaluation reserve	*224*	*93*
Subordinated capital	*2,407*	*2,558*
Deductions	**–658**	**–424**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,772**	**8,587**
Assessment basis (banking book – risk-weighted amounts)	**70,887**	**65,550**
Tier 1 capital ratio (banking book)	7.85 %	7.82 %
Total capital ratio (banking book)	12.37 %	13.10 %
Available Tier 3	**263**	**432**
Requirement for the trading book and for open foreign exchange positions	331	356
Requirement covered by Tier 3	**263**	**356**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2004

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	35,626	–	–
10 %	1,282	128	10
20 %	7,928	1,585	127
50 %	12,993	6,497	520
100 %	55,438	55,438	4,435
Investment certificates	1,218	365	29
ASSETS	**114,485**	**64,013**	**5,121**
Off-balance sheet positions	19,710	6,818	546
Special off-balance sheet positions	16,807	56	4
BANKING BOOK	**151,002**	**70,887**	**5,671**

Concluding Remarks of the Managing Board of Bank Austria Creditanstalt

The Managing Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements as at 31 December 2004 in accordance with International Financial Reporting Standards (IFRSs). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 21 February 2005

The Managing Board



Erich Hampel
(Chairman)



Wolfgang Haller
(Deputy Chairman)



Willibald Cernko



Stefan Ermisch



Wilhelm Hemetsberger



Regina Prehofer



Johann Strobl

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements of Bank Austria Creditanstalt as at 31 December 2004, which were prepared by Bank Austria Creditanstalt AG in accordance with International Financial Reporting Standards (IFRSs) published by the IASB. These consolidated financial statements comprise the balance sheet at 31 December 2004 and at 31 December 2003, the income statement, the statement of changes in shareholders' equity and the cash flow statement for the 2004 and 2003 financial years, and the notes to the consolidated financial statements. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with Austrian generally accepted auditing principles and in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the financial position of the Group as at 31 December 2004 and as at 31 December 2003 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2004 and ending on 31 December 2004, and for the financial year beginning on 1 January 2003 and ending on 31 December 2003, in accordance with International Financial Reporting Standards (IFRSs).

Pursuant to Austrian commercial law, the responsibility of the auditors is to examine if the management report of the Group is consistent with the consolidated financial statements, and if the legal requirements for the preparation of consolidated financial statements in accordance with international financial reporting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. We certify that the management report of the Group is consistent with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law have been met.

Vienna, 21 February 2005

Savings Bank Auditing Association
Auditing Board
(Bank Auditors)

Wolfgang Riedl **Felix Mayrhofer-Grüenbühl**

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter **Walter Reiffenstuhl**

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth **Peter Bitzyk**

Report of the Supervisory Board



In 2004, the Supervisory Board of Bank Austria Creditanstalt AG held six meetings. In addition, in two cases, resolutions were passed by written circular votes. The credit committee of the Supervisory Board held five meetings during the reporting period, the strategy committee held two meetings and the committee for the audit of the financial statements and for the preparation of their adoption held one meeting.

Focus of activity

The Managing Board regularly informed the Supervisory Board of the progress and status of the company. These reports were supplemented with information regarding corporate strategy, risk management, private equity activities in Austria and CEE, legal risks, new stock market reporting requirements, market share developments in CEE and Austria, and the multi-year plan for 2005–2007, including value-based management of the Group. Topics discussed in detail included the switch from membership of the Austrian Association of Savings Banks to membership of the Austrian Association of Banks and Bankers, as well as the main issues dealt with by the Supervisory Board committees and the results. Transactions requiring approval by the Supervisory Board, in particular the acquisition of equity interests in banks in CEE, were evaluated in detail before resolutions were passed. The work of the credit committee focused on loan exposures requiring its approval and on the presentation of a large number of portfolio reports. In its meetings, the Supervisory Board performed all its duties defined by law and the bye-laws, with due regard for the Austrian Code of Corporate Governance.

Board members

In the reporting period there were no changes in membership of the Supervisory Board and its committees. At the extraordinary meeting of the Supervisory Board on 26 January 2004, Karl Samstag and Friedrich Kadrnoska resigned from the Managing Board with effect from the same date. With effect from 27 January 2004, Managing Board member Erich Hampel was appointed Chairman of the Managing Board and Managing Board member Wolfgang Haller was appointed Deputy Chairman of the Managing Board. At the same meeting, Johann Strobl was appointed to the Managing Board with effect from 27 January 2004. At the Supervisory Board meeting on 13 September 2004, in view of the fact that their contracts as Managing Board members were due to expire on 3 April 2005, the contracts of Erich Hampel as Chairman of the Managing Board and Chief Executive Officer, of Wolfgang Haller as Deputy Chairman of the Managing Board and Deputy Chief Executive Officer, and of Wilhelm Hemetsberger as Managing Board member were extended for another five years, from 4 April 2005 to 3 April 2010.

Financial statements / consolidated financial statements

The accounting records, the financial statements for 2004 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not result in any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Managing Board, and approves the 2004 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2004 consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) and the management report of the Group were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The audit did not result in any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2004 and as at 31 December 2003, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2004 and ending on 31 December 2004, and for the financial year beginning on 1 January 2003 and ending on 31 December 2003, in accordance with International Financial Reporting Standards (IFRSs).

The auditors certify that the management report of the Group is consistent with the consolidated financial statements, and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law are met.

The Supervisory Board has endorsed the findings of the audit and thanks the Managing Board and all employees for their strong personal commitment.

Vienna, 28 February 2005

The Supervisory Board

Gerhard RANDA
Chairman of the Supervisory Board

Corporate Governance

Bank Austria Creditanstalt has placed great value on responsible and transparent management from the very start. Corporate governance aims at creating sustainable long-term value for shareholders, i.e. long-term business success to the advantage of all interested parties.

We want to create sustainable value for our shareholders and meet the requirements of international capital markets. The fact that this is not mere lip service is reflected in the success achieved by the bank in 2004 and described in detail in this Annual Report, as well as the steady upward trend of Bank Austria Creditanstalt AG from the very beginning.

Bank Austria Creditanstalt's management is fully committed to the values of corporate governance. This is not a mere declaration of compliance with the provisions laid down in the Austrian Code of Corporate Governance but responsible management in all areas in close cooperation with the Supervisory Board.

When Bank Austria Creditanstalt's ordinary shares were listed on the Vienna Stock Exchange in June 2003, Bank Austria Creditanstalt committed itself to adhere to the Austrian Code of Corporate Governance created in September 2002.

Even before this,, the principles on which modern corporate governance is based were a declared corporate goal of Bank Austria Creditanstalt. The bank acts in line with this declared goal. The legal provisions for corporate governance are Austrian company law, securities law and capital markets law as well as the OECD Principles of Corporate Governance dating from 27 May 1999 and, since its inception, the Austrian Code of Corporate Governance.

Transparency

Transparency is an important element of good corporate governance. Comprehensive, open communication is important so that shareholders, financial analysts, employees and the general public are all informed simultaneously and in a timely manner about major events affecting the company. The Investor Relations and Corporate Affairs Department, which forms part of the bank's Corporate Secretariat, and the Group Marketing & Communications Division perform this function. In the reporting year we held several roadshows in major European and American financial centres. Regular conference calls with financial analysts are held in connection with the presentation of the Annual Report and quarterly results. Documentation presented to financial analysts and press releases are simultaneously made available to all interested parties on our website. In this manner it is always possible to access up-to-date information.

Transparency also means clear management structures and responsibilities in a company. In addition to legal provisions relating to management and control of a stock corporation/ public limited company ("Aktiengesellschaft") and additional provisions laid down by the Austrian Code of Corporate Governance, the Bye-laws passed at the Annual General Meeting of Bank Austria Creditanstalt AG and published on our website, as well as the internal rules for the Supervisory Board and the Managing Board and their distribution of responsibilities lay down clear-cut competencies and responsibilities and form the basis for target-oriented, responsible management and control in Bank Austria Creditanstalt.

Supervisory Board

The Supervisory Board comprises eleven members elected at the General Meeting as shareholders' representatives and six employees' representatives delegated by the Employees' Council. Here there is a deviation from Rule 51 of the Austrian Code of Corporate Governance, which stipulates a maximum of ten Supervisory Board members in addition to staff representatives. This deviation was explained, under the "comply or explain" principle, by reference to an agreement between the shareholders before the initial public offering.

The internal rules for the Supervisory Board lay down its responsibilities and competencies in overseeing the company. Four committees assist the plenum in carrying out its duties: the Committee for the Audit of the Financial Statements, the Credit Committee, the Strategy Committee and the Human Resources Committee. Amongst other duties, the Committee for the Audit of the Financial Statements prepares the decision of the Supervisory Board with regard to the financial statements. As the Supervisory Board is chaired by Gerhard Randa, a former Managing Board member, this represents a deviation from a non-binding recommendation of the Austrian Code of Corporate Governance (Rule 41).

The Credit Committee of the Supervisory Board is responsible for approving loans in excess of a certain amount and for overseeing the bank's risk profile. The Strategy Committee prepares topics for longer term planning and strategic positioning. The Human Resources Committee is responsible, among other things, for determining the compensation of the Managing Board. As in previous years, the remuneration of the Managing Board is not reported separately for each member but the total remuneration is divided into fixed and performance-linked components.

Bank Austria Creditanstalt's risk management monitors and controls the risk profile of the entire Bank Austria Creditanstalt Group and is included in HVB Group's risk monitoring system. Modern systems and methods guarantee early recognition of risk situations and enable implementation of corrective measures at an early stage. Bank Austria Creditanstalt's Chief Risk Officer, Johann Strobl, is responsible for risk management. The Credit Committee discusses the report on the structure of the loan portfolio and on principles of risk policy, and reports to the Supervisory Board.

Managing Board

The Managing Board, comprising seven members, is responsible for daily business. Responsibilities are laid down explicitly and reflected in the bank's organisational structure.

The Managing Board convenes the General Meeting in which the shareholders exercise their voting rights. Bank Austria Creditanstalt has no shares without voting rights and each shareholder can exercise his voting rights on the principle of "one share one vote", either in person or by proxy. The holders of 10,100 registered shares are an exception. They have to be present in person to pass resolutions at the General Meeting concerning the approval of splits or certain mergers or certain changes to the Bye-laws (see Article 20 of the Bye-laws).

At the General Meeting, shareholders pass resolutions, including those on the appropriation of profits, on the approval of the acts of the Managing Board and the Supervisory Board and on the election of shareholders' representatives to the Supervisory Board. The opening of the General Meeting by the Chairman of the Supervisory Board and the speech given by the Chairman of the Managing Board are broadcast live on the Internet.

Rule 61 of the Austrian Code of Corporate Governance provides for the disclosure of information on the registered shares mentioned above and on the existence of syndicate agreements. A syndicate agreement exists between our majority shareholder HypoVereinsbank and "Privatstiftung zur Verwaltung von Anteilsrechten" (AZV-Stiftung), as holder of registered shares in Bank Austria Creditanstalt. The syndicate agreement is a subcontract to the Basic Agreement concluded on 22 July 2000 which regulates the integration of Bank Austria and HypoVereinsbank.

According to the syndicate agreement, HypoVereinsbank and AVZ-Stiftung are committed to exercising their shareholder rights in such a way that the objectives of the Bank of the Regions contract, which is also a subcontract to the Basic Agreement, are implemented. The Bank of the Regions contract determines, among other things, that Bank Austria Creditanstalt acts as an independent universal bank within HVB Group and is active as lead company in Austria and in Central and Eastern Europe. The syndicate agreement also determines the number of Supervisory Board members who are elected at the General Meeting and grants HypoVereinsbank the right to nominate a certain number of Supervisory Board members depending on the total number of Supervisory Board members. Subject to twelve months' notice, both parties can terminate the syndicate agreement for the first time with effect from 8 December 2006. This does not apply to the Basic Agreement in its entirety or to the Bank of the Regions contract; neither of these can be terminated.

Compliance and Code of Conduct

In addition to legal provisions and voluntary commitments which contain rules for corporate governance through owners, management and control, there are compliance regulations and a code of conduct which is binding for all staff. These codes are based on legal provisions and also on universal ethical principles, they provide guidelines for fair business practices and irreproachable behaviour on the part of our staff. We pay particular attention to controlling banking transactions by staff in order to avoid, through clear rules, any grey areas of insider trading.

Directors' dealings are published on our website. Changes in law applicable from 1 January 2005 and the resulting changes to the Austrian Code of Corporate Governance have been taken into account as a matter of course.

Evaluation

The evaluation of adherence to the Austrian Code of Corporate Governance by Bank Austria Creditanstalt in the 2004 financial year was carried out by Univ. Prof. DDr. Waldemar Jud Unternehmensforschung GmbH. The evaluation showed that Bank Austria Creditanstalt complied with the rules of the Austrian Code of Corporate Governance in the 2004 financial year – in as far as the rules were contained in Bank Austria Creditanstalt's declaration of compliance – with two exceptions: the failure to publish the calendar of corporate financial events in the Annual Report (Rule 70), and the deviation (described previously) in the number of members of the Supervisory Board (Rule 51). During the evaluation period some rules did not apply to Bank Austria Creditanstalt.

Supervisory Board and Managing Board of Bank Austria Creditanstalt AG

Supervisory Board

Chairman	**Gerhard Randa** Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
Deputy Chairman	**Rudolf Humer** Managing Director, P Vermögensverwaltung AG
Members	**Erich Becker**
	Alberto Crippa
	Armin Gebhard Fehle Communications consultant
	Stefan Jentzsch Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
	Gerhard Mayr
	Michael Mendel Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
	Franz Rauch Managing Director, Franz Rauch GmbH
	Veit Sorger President of the Federation of Austrian Industry
	Wolfgang Sprissler Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
Appointed by the Employees' Council	**Hedwig Fuhrmann** Chairman of the Employees' Council
	Wolfgang Heinzl First Deputy Chairman of the Employees' Council
	Adolf Lehner Second Deputy Chairman of the Employees' Council
	Thomas Schlager Third Deputy Chairman of the Employees' Council
	Heribert Kruschik Member of the Employees' Council
	Wolfgang Lang Member of the Employees' Council

Representatives of the Supervisory Authorities

Commissioner	**Doris Radl**
Deputy Commissioner	**Josef Kramhöller**
State Cover Fund Controller	**Alfred Katterl**
Deputy State Cover Fund Controller	**Christian Wenth**
Trustee pursuant to Mortgage Bank Act	**Martin Mareich**
Deputy Trustee pursuant to Mortgage Bank Act	**Gerhard Reicher**

Managing Board

Chairman	**Erich Hampel** Chief Executive Officer (from 27 January 2004) Member of the Managing Board (until 26 January 2004)
Deputy Chairman	**Wolfgang Haller** Deputy Chief Executive Officer (from 27 January 2004) Member of the Managing Board (until 26 January 2004)
Members	**Willibald Cernko**
	Stefan Ermisch (from 1 January 2004)
	Wilhelm Hemetsberger
	Regina Prehofer
	Johann Strobl (from 27 January 2004)
	Friedrich Kadrnoska Deputy Chief Executive Officer (until 26 January 2004)
	Karl Samstag Chief Executive Officer (until 26 January 2004)

Income statement of the Bank Austria Creditanstalt Group 2001–2004

€ m	2004	Change on 2003	2003	Change on 2002	2002	Change on 2001	2001
Interest income	4,977	3.6 %	4,802	–17.6 %	5,825	–28.9 %	8,190
Interest expenses	–2,542	–3.2 %	–2,626	–25.4 %	–3,519	–36.2 %	–5,518
Net interest income	2,435	11.9 %	2,176	–5.7 %	2,307	–13.7 %	2,672
Losses on loans and advances	–417	–10.7 %	–467	–13.0 %	–537	–23.7 %	–703
Net interest income after losses on loans and advances	**2,018**	**18.1 %**	**1,709**	**–3.4 %**	**1,770**	**–10.1 %**	**1,969**
Fee and commission income	1,549	9.7 %	1,412	4.0 %	1,358	–1.4 %	1,376
Fee and commission expenses	–315	13.7 %	–278	–1.4 %	–282	–10.8 %	–316
Net fee and commission income	1,233	8.7 %	1,134	5.4 %	1,076	1.4 %	1,061
Net trading result	223	1.3 %	220	–4.7 %	231	–11.4 %	261
General administrative expenses	–2,479	–	–2,479	–1.0 %	–2,503	–9.7 %	–2,773
Balance of other operating income and expenses	–73	>100 %	18	>100 %	–1	>–100 %	34
Operating profit	**922**	**53.2 %**	**602**	**5.3 %**	**572**	**3.7 %**	**552**
Net result from investments	–8	>100 %	120	>100 %	28	–84.8 %	187
Amortisation of goodwill	–75	12.8 %	–67	–24.1 %	–88	19.7 %	–73
Balance of other income and expenses	–2	–68.7 %	–8	–6.8 %	–8	–18.4 %	–10
Profit from ordinary activities/ Net income before taxes	**836**	**29.0 %**	**648**	**28.5 %**	**504**	**–23.0 %**	**655**
Taxes on income	–173	11.6 %	–155	39.6 %	–111	13.4 %	–98
Net income	**663**	**34.5 %**	**493**	**25.4 %**	**393**	**–29.4 %**	**557**
Minority interests	–61	20.9 %	–51	–39.5 %	–84	14.2 %	–74
Consolidated net income	**602**	**36.1 %**	**442**	**43.0 %**	**309**	**–36.0 %**	**483**

Key figures

	2004	2003	2002	2001
Earnings per share (IFRS basis) in €, basic and diluted	4.09	3.40	2.71	4.24
Return on equity before taxes	13.4 %	12.8 %	10.6 %	13.8 %
Return on equity after taxes	9.7 %	8.7 %	6.5 %	10.2 %
Return on equity after taxes before *amortisation of goodwill*	10.9 %	10.1 %	8.4 %	11.9 %
Cash ROE *)	13.0 %	12.4 %	10.2 %	13.6 %
Cost/income ratio	64.9 %	69.9 %	69.3 %	68.8 %
Risk/earnings ratio	17.1 %	21.5 %	23.3 %	26.3 %

*) Return on equity after taxes before amortisation of goodwill and after deduction of goodwill from shareholders' equity

Balance sheet
of the Bank Austria Creditanstalt Group 2001–2004

Assets € m	31 Dec. 2004	Change on 31 Dec. 2003	31 Dec. 2003	Change on 31 Dec. 2002	31 Dec. 2002	Change on 31 Dec. 2001	31 Dec. 2001
Cash and balances with central banks	3,302	44.5 %	2,286	25.3 %	1,824	–46.8 %	3,428
Trading assets	18,590	15.2 %	16,140	–14.8 %	18,954	38.0 %	13,735
Loans and advances to, and placements with, banks	23,995	–4.5 %	25,130	–15.0 %	29,558	–30.6 %	42,596
Loans and advances to customers	81,260	6.9 %	75,997	–0.5 %	76,354	–2.8 %	78,583
– Loan loss provisions	–3,215	–7.9 %	–3,490	–3.6 %	–3,622	5.8 %	–3,425
Investments	16,668	4.1 %	16,005	–11.0 %	17,976	0.9 %	17,819
Property and equipment	1,122	0.2 %	1,120	–4.9 %	1,177	–10.0 %	1,308
Intangible assets	1,133	–5.1 %	1,193	2.7 %	1,162	11.2 %	1,045
Other assets	3,662	36.9 %	2,674	–41.7 %	4,586	1.7 %	4,508
TOTAL ASSETS	**146,516**	**6.9 %**	**137,053**	**–7.4 %**	**147,968**	**–7.3 %**	**159,597**

Liabilities and shareholders' equity € m	31 Dec. 2004	Change on 31 Dec. 2003	31 Dec. 2003	Change on 31 Dec. 2002	31 Dec. 2002	Change on 31 Dec. 2001	31 Dec. 2001
Amounts owed to banks	39,927	2.0 %	39,133	–4.6 %	41,033	–15.1 %	48,352
Amounts owed to customers	57,856	7.5 %	53,824	–4.8 %	56,562	–5.7 %	59,962
Liabilities evidenced by certificates	19,617	12.7 %	17,399	–13.0 %	19,992	–13.8 %	23,186
Trading liabilities	8,960	4.7 %	8,560	–18.5 %	10,504	47.5 %	7,122
Provisions	3,753	9.7 %	3,422	–1.9 %	3,490	7.3 %	3,251
Other liabilities	4,033	29.3 %	3,118	–33.3 %	4,673	5.7 %	4,420
Subordinated capital	5,291	–2.4 %	5,419	–16.1 %	6,455	–10.7 %	7,232
Minority interests	439	21.1 %	362	–44.3 %	650	–45.6 %	1,196
Shareholders' equity	6,641	14.2 %	5,815	26.2 %	4,610	–5.4 %	4,875
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**146,516**	**6.9 %**	**137,053**	**–7.4 %**	**147,968**	**–7.3 %**	**159,597**

Income statement of our consolidated banking subsidiaries in CEE

Income statement

€ m		Poland			Hungary			Czech Rep.			Slovakia	
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net interest income	403	302	448	93	66	74	80	76	90	31	29	32
Losses on loans and advances	−57	−63	−125	−10	−7	−6	2	4	−9	−3	−2	−3
Net fee and commission income	209	202	201	58	42	37	61	54	54	10	9	9
Net trading result	13	20	8	35	12	7	6	2	2	8	2	2
General administrative expenses	−340	−351	−443	−88	−61	−69	−71	−71	−72	−25	−22	−20
Balance of other operating income and expenses	1	7	–	−1	–	–	−5	−4	−3	–	–	–
Operating profit	**230**	**116**	**89**	**86**	**52**	**43**	**73**	**60**	**62**	**21**	**17**	**20**
Net result from investments	−4	17	24	–	−1	–	−1	–	–	–	2	–
Amortisation of goodwill	−8	−3	−5	–	–	–	–	–	–	–	–	–
Balance of other income and expenses	−1	−1	−1	–	−1	–	–	–	–	–	–	–
Net income before taxes	**217**	**129**	**108**	**86**	**49**	**42**	**72**	**61**	**61**	**20**	**19**	**20**
Average risk-weighted assets	5,814	4,962	5,417	2,467	1,739	1,494	3,060	2,417	2,232	840	695	551
Average equity	1,229	1,103	1,250	354	276	253	403	358	381	169	149	131
Cost/income ratio (in %)	**54.2**	**66.1**	**67.5**	**48.0**	**50.7**	**58.5**	**50.3**	**56.0**	**50.2**	**51.4**	**53.2**	**45.7**
Return on equity before taxes (in %)[3]	**17.6**	**11.7**	**8.7**	**24.3**	**17.9**	**16.8**	**18.0**	**17.0**	**16.1**	**11.9**	**12.5**	**15.1**
Exchange rate[4] (units of local currency per euro)	4.531	4.702	4.021	251.539	262.500	236.290	31.945	32.410	31.577	40.110	41.170	41.503
Appreciation / depreciation against the euro	+4%	−14%	−13%	+4%	−10%	+4%	+1%	−3%	+1%	+3%	+1%	+3%

Income statement in local currency

		Poland (PLN m)			Hungary (HUF m)			Czech Rep. (CZK m)			Slovakia (SKK m)	
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net interest income	1,827	1,418	1,800	23,476	17,240	17,392	2,571	2,462	2,832	1,236	1,191	1,338
Losses on loans and advances	−259	−297	−501	−2,536	−1,783	−1,391	76	144	−296	−126	−87	−144
Net fee and commission income	947	950	808	14,503	11,045	8,627	1,947	1,742	1,692	414	391	361
Net trading result	61	92	33	8,715	3,155	1,701	190	55	68	301	83	78
General administrative expenses	−1,539	−1,648	−1,783	−22,241	−15,953	−16,226	−2,284	−2,310	−2,263	−1,003	−886	−813
Balance of other operating income and expenses	5	32	2	−324	50	10	−171	−132	−83	–	–	2
Operating profit	**1,043**	**548**	**359**	**21,593**	**13,755**	**10,113**	**2,329**	**1,960**	**1,950**	**822**	**692**	**822**
Net result from investments	−18	78	98	61	−382	−106	−16	10	−16	−17	72	–
Amortisation of goodwill	−38	−16	−19	−4	–	–	–	–	–	–	–	–
Balance of other income and expenses	−4	−4	−3	–	−392	–	–	–	–	–	–	–
Net income before taxes	**982**	**605**	**436**	**21,651**	**12,980**	**10,007**	**2,313**	**1,970**	**1,934**	**805**	**764**	**822**
Average risk-weighted assets	26,346	23,333	21,780	620,617	456,505	353,107	97,748	78,324	70,468	33,684	28,629	22,884
Average equity	5,568	5,187	5,027	89,115	72,425	59,704	12,863	11,603	12,028	6,780	6,116	5,448

1) 2002: HVB Croatia + Splitska banka on a pro-rata basis / 2) Bosnia and Herzegovina consolidated in 2004 for the first time. / 3) Return on equity before taxes based on actual average equity / 4) Items in the income statement have been translated at the annual average exchange rate (until 2003, at the year-end exchange rate). See also "foreign currency translation" in note 1 to the consolidated financial statements.

Slovenia			Croatia			Romania			Bulgaria		Bosnia and Herzegovina[2]	Total CEE		
2004	2003	2002	2004	2003	2002[1]	2004	2003	2002	2004	2003	2004	2004	2003	2002
23	24	20	73	66	46	29	16	14	37	26	11.5	782	604	724
−2	−2	−2	−7	−8	−4	−3	−4	−1	−5	−6	1.1	−83	−87	−150
10	9	8	25	19	17	14	9	5	14	11	6.8	408	355	330
–	−1	3	9	9	4	2	4	2	6	8	0.5	78	55	29
−19	−19	−17	−61	−54	−33	−16	−12	−9	−34	−29	−19.6	−675	−618	−663
–	–	–	−4	−6	−3	−1	−1	–	–	–	0.2	−11	−4	−6
12	**11**	**13**	**36**	**26**	**27**	**24**	**12**	**10**	**18**	**10**	**0.5**	**499**	**306**	**263**
–	–	–	–	2	−1	–	1	–	1	1	–	−4	21	23
–	–	–	–	–	–	–	–	–	–	–	–	−8	−3	−5
–	–	–	–	–	–	–	–	–	–	–	–	−1	−2	−1
12	**11**	**13**	**36**	**28**	**26**	**24**	**13**	**10**	**18**	**11**	**0.5**	**486**	**321**	**281**
734	729	616	1,761	1,563	1,312	504	273	165	541	394	266	15,987	12,773	11,787
76	70	62	201	181	169	43	27	20	78	67	25	2,579	2,229	2,266
57.6	**59.6**	**53.7**	**59.1**	**61.0**	**52.4**	**37.6**	**42.7**	**45.3**	**60.2**	**64.4**	**103.4**	**53.7**	**61.1**	**61.6**
16.3	**15.7**	**20.3**	**17.7**	**15.7**	**15.5**	**56.0**	**47.2**	**51.6**	**23.5**	**17.2**	**2.0**	**18.9**	**14.4**	**12.4**
239.018	236.700	230.158	7.493	7.630	7.485	40,497	41,158	35,135	1.953	1.956	1.956			
−1%	−3%	−5%	+2%	−2%	−2%	+2%	−15%	−21%	–					

Slovenia (SIT m)			Croatia (HRK m)			Romania (ROL bn)			Bulgaria (BGN m)		Bosnia and Herzegovina[2] (BAM m)
2004	2003	2002	2004	2003	2002[1]	2004	2003	2002	2004	2003	2004
5,571	5,687	4,718	549	502	342	1,168	647	502	73	52	22.4
−491	−427	−455	−52	−61	−27	−111	−152	−50	−10	−11	2.2
2,496	2,134	1,801	189	145	131	548	354	162	28	22	13.3
−59	−258	757	67	72	30	86	162	80	11	15	0.9
−4,548	−4,489	−3,918	−459	−411	−250	−657	−482	−329	−67	−57	−38.3
−106	−29	21	−27	−45	−26	−55	−34	−17	–	–	0.4
2,863	**2,618**	**2,925**	**267**	**201**	**201**	**978**	**495**	**348**	**35**	**20**	**1.0**
114	−12	−20	1	15	−4	−6	22	14	1	2	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	−25	–	–	–	–	–	–	–	–	–
2,977	**2,606**	**2,880**	**267**	**216**	**196**	**973**	**517**	**362**	**36**	**22**	**1.0**
175,332	172,611	141,841	13,193	11,928	9,819	20,430	11,234	5,801	1,057	770	520
18,219	16,548	14,192	1,508	1,378	1,269	1,738	1,096	701	153	130	49

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Glossary

Important concepts and terms used in this Annual Report are explained and defined below.

Added value on equity (AVE)/ Delta added value on equity (DAVE)

AVE is the key measure of Bank Austria Creditanstalt's value creation capabilities. It covers the absolute contribution to results by the entire bank, the business segments or the subordinated levels, which exceeds or falls short of the cost of capital (excess corporate profit). The cost of capital, pursuant to the capital asset pricing model (CAPM), is the (minimum) return which a shareholder can expect from Bank Austria Creditanstalt by virtue of its specific business and risk profile (as opposed to the fully diversified market portfolio). DAVE shows to what extent AVE has changed, i.e., it is a measure for value created in a specific period.

Assessment basis as defined in the Austrian Banking Act (risk-weighted assets)

This is the sum of assets, off-balance sheet items and special off-balance sheet items related to the **banking book** and weighted by transaction/counterparty risk, calculated in accordance with Austrian banking supervision rules. Also referred to as risk-weighted assets (RWA). The computation of **capital requirements** is based on the assessment basis. See the table on capital resources in note 50.

Asset-backed securities (ABS)

This financing instrument involves taking financial assets out of a company's balance sheet and refinancing these assets on the international money and capital markets separately from the remaining company through an enterprise founded specifically for this purpose. The refinancing takes place through the issuance of asset-backed securities or asset-backed commercial paper. Financial assets which qualify for refinancing include receivables for goods and services, receivables from lending or leasing operations, and rents receivable. The removal of financial assets from the balance sheet permits more flexible management of the company's risk structure.

Asset management

The management of assets on behalf of customers such as businesses, banks, insurance companies, pension funds and private individuals. Asset management includes the management of funds and other portfolios of investments in equities, bonds, cash and real estate.

Austrian Banking Act

The Austrian Banking Act as amended.

Austrian Commercial Code

The Austrian Commercial Code as amended.

Available-for-sale financial assets

Financial instruments which are available for sale. They are neither **loans and receivables originated by the enterprise**, nor **held for trading**, nor **derivatives**, nor **held-to-maturity financial investments**. For details on valuation principles, see note 17.

Banking book

Assets held by the bank in respect of which the capital requirements pursuant to the Austrian Banking Act are not to be computed using the special rules applicable to the **trading book**.

Basel II — See "New Basel Capital Accord".

Benchmarking — Systematic comparison of business processes/performance with the relevant parameters of other companies, or comparison of one company with the most successful company on the market, with the purpose of establishing the company's standing in relation to its competitors.

Bloomberg Ticker Code — A code assigned by Bloomberg to a security for identification purposes (the code for the Bank Austria Creditanstalt share is BACA AV).

Book value per share — For the purpose of determining the book value per share, shareholders' equity is divided by the number of shares outstanding. The ratio is an indicator of a company's net asset value.

Business units of Bank Austria Creditanstalt — Branches and other business units of Bank Austria Creditanstalt AG and its subsidiaries providing direct customer services.

Capital requirement — Not all of a bank's capital resources may be employed in the same manner to underpin the **assessment basis** (risk-weighted assets). Based on the quality of capital, a distinction is made between core capital **(Tier 1)**, supplementary elements (Tier 2) and available Tier 3 capital. Only the core capital and supplementary elements may be used to underpin the assessment basis (banking book). The **net capital resources (total capital ratio)** must amount to at least 8 % of the **assessment basis (banking book)**.

Available Tier 3 capital serves only to underpin the **trading book** and the open currency positions. See the table on capital requirements in note 50.

Capital resources pursuant to the Austrian Banking Act — A term introduced under the Basel Capital Accord ("Basel I"). Capital resources comprise paid-in capital, earned capital as well as differences resulting from capital consolidation and minority interests (core capital **(Tier 1)**), supplementary and subordinated capital (supplementary elements (Tier 2)), deductions and reclassified Tier 2 capital (Tier 3). See the table on capital resources in note 50.

Cash management — The management of liquid assets for companies and financial institutions to optimise payment flows.

CEE — Stands for Central and Eastern Europe.

Companies accounted for under the equity method — These are companies which are not controlled by the reporting enterprise, but on which the enterprise can exercise a significant influence. Equity interests in such companies are stated in the consolidated balance sheet at the share of net assets. The share of profits or losses is included in the consolidated income statement.

Consolidated companies

These are significant controlled companies whose assets, liabilities, income and expenses are, after eliminations, included in the consolidated financial statements of Bank Austria Creditanstalt.

Corporate governance

Standards defined for the transparent management and supervision of companies. The recommendations contained in the Code of Corporate Governance create transparency and strengthen confidence in responsible corporate management. These standards above all protect shareholders' interests.

Cost/income ratio

General administrative expenses divided by operating revenues. Operating revenues include net interest income, net fee and commission income, the net trading result and the balance of other operating income and expenses. The cost/income ratio indicates the percentage of operating revenues which is absorbed by general administrative expenses. It provides information on cost management and cost efficiency. The lower the ratio, the more efficiently the company operates.

Coverage

Regular monitoring of a company's development by equity analysts (normally investment banks).

Creditworthiness

A measure of the risk of a borrower defaulting on his debt, or the credit standing of a bond issuer. The poorer the creditworthiness, the higher the probability of a loss resulting from a credit transaction, or the higher the rate of interest which the borrower or issuer is required to pay in the form of a risk premium.

Derivatives

Financial instruments which are derived from the underlying investment instruments traded in the cash market (e. g. equities, bonds, foreign exchange). Their valuation is determined largely by the price, price fluctuations and price expectations of the underlying instruments. The most familiar derivatives are swaps, options and futures.

Dividend per share

The amount of the dividend is determined by way of a resolution passed by shareholders at the Annual General Meeting.

Earnings per share (IFRS basis)

Consolidated net income divided by the average number of shares outstanding.
For details on the method of calculation, see note 12.

Expected loss

A measure of the loss arising from a loan portfolio that is expected to occur within a year on the basis of historical loss data. The expected loss is the long-term average of loan loss provisions made by the bank.

Fair values

Fair values are the amounts for which financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. If market prices are available from exchanges or other functioning markets, these are stated as fair values.

Free float

The total of all shareholdings that do not exceed 5 % of the share capital.

Futures

Contracts standardised with respect to quantity, quality and delivery date, under which delivery of an instrument traded in the money, capital, precious metal or foreign exchange markets is to be made or taken at a specified price at a specified future date. Cash settlement, instead of delivery or receipt of securities, is often stipulated for such contracts to meet the obligation.

Hedging

Protecting existing or future positions against risks such as those arising from changes in exchange rates or interest rates. A position is counterbalanced by another position in order to offset the risk in whole or in part.

Held-to-maturity investments

Acquired financial instruments with a fixed maturity and fixed or determinable interest payments. The enterprise acquires the instruments with the intention of holding them to maturity. For details on valuation principles, see note 17.

Held for trading

Financial instruments held by the bank for the purpose of taking advantage of short-term market fluctuations.

Integrated Corporate Finance (ICF)

ICF refers to Bank Austria Creditanstalt's service and advisory approach to companies. This approach combines rating-related advisory services with specific financing solutions for large companies and for growth-oriented small and medium-sized businesses. More intensive use is made of alternative financing methods beyond traditional lending.

International Financial Reporting Standards (IFRSs)

Financial reporting standards published by the International Accounting Standards Board. The objective of financial statements in accordance with IFRSs is to provide information about the financial position, performance and changes in the financial position of an enterprise that is useful to a wide range of users in making economic decisions. By contrast, the main objective of financial statements prepared in accordance with the rules of the **Austrian Commercial Code** is to protect creditors' interests.

International Securities Identification Number (ISIN)

The ISIN replaced the national system of securities identification numbers in 2003 and is used internationally to identify securities. The ISIN is a 12-character alphanumerical code and consists of a 2-character international country code (e.g. AT for Austria), a 9-character national code which identifies the security, and a check character. The ISIN of the Bank Austria Creditanstalt share is AT0000995006.

Investor Relations (IR)

An Investor Relations team is responsible for capital market communication with private investors, actual and potential institutional investors, and financial analysts. Investor Relations provides information to the above target groups on past, current and anticipated future developments of the company's business, with due regard to industry trends and the overall economic environment, and aims to achieve an adequate valuation in the capital market.

Legal provisions governing capital resources

The provisions of the **Austrian Banking Act** governing capital resources specify how much capital a bank is required to maintain to cover the assumption of risks arising from the bank's business activities. The Austrian Banking Act incorporates the relevant EU Directives based on the Basel Capital Accord ("Basel I").

Loans and receivables originated by the enterprise

This category includes financial assets created by the reporting enterprise by providing money, goods or services directly to a third party (e.g. loans, current asset items). Such loans are carried at amortised cost. Not included in this category are assets created for immediate sale.

Market capitalisation

A company's market value on a specific day. The market capitalisation is computed by multiplying the number of shares outstanding by the company's current share price.

Maturity transformation

The professional management of different maturities and the related different rates of interest on assets and liabilities in the bank's balance sheet. These activities take into account current and expected future market yield curves and maturity structures. Results from maturity transformation reflect the profit contribution generated by the assumption of risk arising from changes in interest rates.

Net capital resources pursuant to the Austrian Banking Act

In accordance with the **solvency** provisions banks are required always to maintain net capital resources in the amount specified in Section 22 (1), items 1 to 4 of the Austrian Banking Act. The net capital resources, which cover the capital requirement for the **banking book** and are used as a regulatory measure for limiting large exposures and for other regulatory standards, are computed on the basis of the **Tier 1 capital** and supplementary elements (Tier 2) and deductions. Tier 3 capital can only be used to cover the regulatory capital requirement for the **trading book** and for the open foreign exchange position. See the table on capital resources in note 50.

New Basel Capital Accord

In 1988, the Basel Capital Accord ("Basel I") laid down regulatory standards for capital required to be held against banking transactions. These rules were reviewed by the Basel Committee on Banking Supervision. The purpose of the new capital adequacy framework is to differentiate more precisely between capital requirements for risks actually assumed by the bank, and to take account of the more recent developments on financial markets and of banks' risk management processes. The new rules call for a number of simple and more advanced approaches to measure credit risk and operational risk for the purpose of determining the **capital requirements**.

OTC transactions

Non-standardised transactions in financial instruments which do not take place on an exchange but directly between market participants.

Payout ratio

The payout ratio is the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

Price/earnings ratio

The price/earnings ratio, also referred to as the "multiple", is the ratio of a company's stock market valuation to its earnings. This indicator helps investors and analysts to make quick comparisons during a year and within an industry.

Primary funds

The bank's primary funds comprise amounts owed to customers, liabilities evidenced by certificates and subordinated capital.

Rating

Evaluation of a financial instrument (issue rating) or a borrower (issuer rating) which is assigned by independent rating agencies such as Moody's or Standard & Poor's.

Return on assets (ROA)
Ratio of consolidated net income to average total assets in per cent.

Return on equity (ROE) **before and after taxes**
Net income before or after taxes divided by average shareholders' equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on shareholders' equity.

Return on equity after taxes before amortisation of goodwill
Consolidated net income excluding amortisation of goodwill, divided by average shareholders' equity.

Reuters RIC
Code assigned to a specific security by Reuters (the code for the Bank Austria Creditanstalt share is BACA.VI).

Risk/earnings ratio
Ratio of the net charge for losses on loans and advances to net interest income. It indicates the percentage of net interest income which is absorbed by the net charge for losses on loans and advances.

Risk-weighted assets
See "Assessment basis as defined in the Austrian Banking Act".

SEE
Stands for South-East Europe.

Shareholder value
Management approach in which value enhancement of the company is the main consideration in strategic and operational decisions. The basic idea behind this concept is that value is only created for shareholders if the return exceeds the cost of equity capital.

Solvency
Solvency refers to the proportion of **capital requirements** based on (weighted) assets and off-balance sheet transactions to the **net capital resources** pursuant to the Austrian Banking Act.

Spread
The difference between two reference points, e.g. the markup on a reference rate.

Swap
There are generally three types of swap transactions: a single-currency swap, cross-currency swap, and a combined single and cross-currency swap. In a swap transaction, two parties exchange payment obligations, involving an exchange of fixed-rate interest for variable-rate interest payment obligations or an exchange of loans denominated in different currencies. A single-currency swap offers protection against changes in interest rates and therefore a firm calculation basis through the lock-in of interest rates.

A cross-currency swap can be used to reduce interest costs and provide a sound calculation basis through protection against currency risk.

Syndicated loans
Large-volume loans granted by a syndicate of banks. Syndication spreads the credit risk among several banks.

Tier 1 capital (core capital)
Paid-in capital and reserves plus differences arising on consolidation pursuant to the provisions of the Austrian Banking Act, less intangible assets.

Tier 1 capital ratio
Ratio of **Tier 1 capital** to the **assessment basis (banking book)**. See the table on capital resources in note 50.

Total capital ratio
Ratio of **net capital resources** to the **assessment basis** pursuant to the **Austrian Banking Act** in per cent. See the table on capital resources in note 50.

Total shareholder return (TSR)
Total return on an investment in shares based on the share price increase during the relevant period and the dividend payment received.

Trading book
Securities trading book of the bank for which the **capital requirement** in respect of various risks pursuant to the **Austrian Banking Act** is to be calculated using a special method.

Trading symbol
Code assigned by an exchange to a security for identification purposes (e.g., BACA on the Vienna Stock Exchange for the Bank Austria Creditanstalt share).

Value at risk (VaR)
A method used for quantifying risk. Value at risk measures the potential future losses which will not be exceeded within a specified period and with a specified probability.

Value management
Bank Austria Creditanstalt applies value management principles with a view to focusing its business at all levels within the bank on activities which create value in a sustainable fashion, and expanding these activities. The allocation of equity capital is to be optimised with the objective of achieving value-creating growth. While value management uses the return on equity as a control parameter, it also includes the cost of capital and (capital) growth as criteria to ascertain whether a single transaction, a business area or a business segment creates or destroys value. **AVE/DAVE**, the key control parameter for value management, provides transparency and supports the on-going decision-making processes. Constant monitoring of developments ensures a consistent performance orientation at all levels within the bank.

Office Network

Austria

Head Office

A-1010 Vienna, Schottengasse 6–8
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Tel.: (+43) 5 05 05-0, within Austria: 05 05 05-0
Fax: (+43) 5 05 05-56149,
within Austria: 05 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com

City of Vienna and Public Sector

A-1010 Vienna, Schottengasse 6
Tel.: (+43) (0)5 05 05-41650

Regional Offices in Vienna

City Centre
A-1010 Vienna, Am Hof 2
Tel.: (+43) (0)5 05 05-54050

Central
A-1070 Vienna, Neubaugasse 1
Tel.: (+43) (0)5 05 05-51500

North
A-1210 Vienna, Schwaigergasse 30
Tel.: (+43) (0)5 05 05-48800

South
A-1120 Vienna, Schönbrunner Strasse 231
Tel.: (+43) (0)5 05 05-53400

Regional Offices in the Federal Provinces of Austria

Carinthia
A-9020 Klagenfurt, Neuer Platz 7
Tel.: (+43) (0)5 05 05-64100

Lower Austria South/Burgenland
A-2340 Mödling, Enzersdorfer Strasse 4
Tel.: (+43) (0)5 05 05-62600

Lower Austria West
A-3100 St. Pölten, Kremsergasse 39
Tel.: (+43) (0)5 05 05-92110

Salzburg
A-5020 Salzburg, Rainerstrasse 2
Tel.: (+43) (0)5 05 05-48801

Styria
A-8010 Graz, Herrengasse 15
Tel.: (+43) (0)5 05 05-93100

Tyrol/Eastern Tyrol
A-6020 Innsbruck, Maria-Theresien-Strasse 36
Tel.: (+43) (0)5 05 05-95120

Upper Austria
A-4021 Linz, Hauptplatz 27
Tel.: (+43) (0)5 05 05-67101

Vorarlberg
A-6900 Bregenz, Kornmarktplatz 2
Tel.: (+43) (0)5 05 05-68500

Branches

Amstetten, Angern, Arnoldstein, Bad Bleiberg, Bad Sauerbrunn, Bad Vöslau, Baden, Bludenz, Bregenz (2), Bruck/Mur, Bruckneudorf, Brunn/Gebirge, Deutsch Wagram, Deutschkreuz, Dornbirn, Eberndorf, Eisenstadt (2), Feistritz/Drau, Feldbach, Feldkirch (2), Fohnsdorf, Fulpmes, Fürnitz, Gänserndorf, Gmünd (2), Gmunden, Gols, Graz (18), Griffen, Gross-Enzersdorf, Gross-Petersdorf, Gumpoldskirchen, Guntramsdorf, Hall/Tirol, Hallein, Hard, Hausleiten, Heidenreichstein, Hinterbrühl, Höchst, Hohenems, Hollabrunn, Horn, Imst, Innsbruck (6), Judenburg, Kapfenberg, Kierling, Kitzbühel, Klagenfurt (5), Klosterneuburg (2), Knittelfeld, Kohfidisch, Korneuburg, Krems (3), Kufstein, Leibnitz, Leoben (3), Leopoldsdorf, Lienz, Liezen, Linz (9), Lustenau, Maria Enzersdorf, Mattersburg, Matzen, Mauerbach, Mistelbach, Mödling (2), Murdorf, Neudörfl, Neunkirchen, Neusiedl/See, Niederfellabrunn, Obdach, Oberpullendorf, Oberschützen, Oberwart, Perchtoldsdorf, Pöls, Pressbaum, Purkersdorf, Radenthein, Rankweil, Reutte, Ried/Innkreis, Riezlern, Salzburg (9), Schladming, Schrems, Schwaz, St. Johann/Pongau, St. Pölten (6), Schwechat (2), Sierning, Spillern, Spittal/Drau (2), Stegersbach, Steyr (4), Stockerau (2), Strasshof, Strasswalchen, Ternitz, Traun, Tulln, Velden, Vienna (166), Villach (8), Vöcklabruck, Völkermarkt, Vösendorf, Waidhofen/Ybbs, Wattens, Weiz, Wels (2), Wiener Neudorf (2), Wiener Neustadt (2), Wolfsberg, Wörgl, Zell/See.

Selected subsidiaries and equity interests of Bank Austria Creditanstalt in Austria

Adria Bank AG
A-1010 Vienna, Gonzagagasse 16
Tel.: (+43 1) 514 09-0
www.adriabank.at

Asset Management GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 47-0

AWT International Trade AG
A-1010 Vienna, Hohenstaufengasse 6
Tel.: (+43) (0)5 05 05-43250
www.awt.at

(Subsidiaries in Croatia, Macedonia, Serbia, Slovakia and Ukraine)

Bank Austria Creditanstalt Finanzservice GmbH
A-1030 Vienna, Rennweg 46–50
Tel.: (+43) (0)5 05 05-53000
www.bacaf.at

BA-CA Administration Services GmbH
A-1090 Vienna, Julius Tandler-Platz 3
Tel.: (+43) (0)5 05 05-44551

BA-CA Handelsbank AG
A-1015 Vienna, Operngasse 6
Tel.: (+43 1) 514 40-0

BA-CA ImmobilienService GmbH
A-1020 Vienna, Taborstrasse 1–3
Tel.: (+43 1) 513 74 77-101
www.ba-ca-immobilienservice.at

BA-CA Private Equity GmbH
A-1010 Vienna, Operngasse 6
Tel.: (+43 1) 513 22 01
www.privateequity.at

Bank Austria Creditanstalt Real Invest GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 71-0
www.bacat.at

BA-CA Leasing GmbH
A-1040 Vienna, Operngasse 21
Tel.: (+43 1) 588 08-0
www.ba-ca-leasing.com

(Offices in Vienna, Bregenz, Graz, Innsbruck, Linz, Salzburg and Villach; subsidiaries in Bulgaria, Croatia, the Czech Republic, Germany, Hungary, Romania, Serbia and Montenegro, Slovakia and Slovenia; representative office in Bosnia and Herzegovina)

Bank Austria Creditanstalt Versicherung AG
A-1010 Vienna, Schottenring 27–29
Tel.: (+43 1) 313 83-0
www.ba-cav.at

Bank Austria Creditanstalt Wohnbaubank AG
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 47-5601

BANK*PRIVAT* AG
A-1010 Vienna, Hohenstaufengasse 6
Tel.: (+43 1) 537 40-0
www.bankprivat.com

CA IB Corporate Finance Beratungs Ges. m. b. H.
A-1010 Vienna, Schottengasse 6–8
Tel.: (+43) (0)5 05 05-43311
www.ca-ib.com

CAPITAL INVEST die Kapitalanlage-Gesellschaft der Bank Austria Creditanstalt Gruppe GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel.: (+43 1) 331 73-0
www.capitalinvest.at

Data Austria Datenverarbeitungs GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43 1) 245 05-0
www.dataaustria.com

Dataline Zahlungsverkehrs-abwicklungs GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43 1) 711 43
www.dataline.at

DOMUS FACILITY MANAGEMENT GmbH
A-1010 Vienna, Nibelungengasse 15
Tel.: (+43 1) 254 00-0
www.domus-fm.at

FactorBank AG
A-1041 Vienna, Floragasse 7
Tel.: (+43 1) 506 78-0
www.factorbank.com

Immobilien Rating GmbH
A-1020 Vienna, Taborstrasse 1–3
Tel.: (+43) (0)5 05 05-51880
www.immobilienrating.at

Informations-Technologie Austria GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43 1) 217 17-0
www.it-austria.com

Mezzanin Finanzierungs AG
A-1010 Vienna, Operngasse 6
Tel.: (+43 1) 513 41 97
www.mezz.at

Österreichische Hotel- und Tourismusbank GmbH
A-1010 Vienna, Parkring 12a
Tel.: (+43 1) 515 30-0
www.oeht.at

Schoellerbank AG
A-1010 Vienna, Renngasse 3
Tel.: (+43 1) 534 71-0
www.schoellerbank.at

Union Versicherungs-AG
A-1010 Vienna, Schottenring 27–29
Tel.: (+43 1) 313 83-0
www.union.at

VISA-SERVICE Kreditkarten AG
A-1030 Vienna, Invalidenstrasse 2
Tel.: (+43 1) 711 11-0
www.visa.at

WAVE Solutions Information Technology GmbH
A-1090 Vienna, Nordbergstrasse 13
Tel.: (+43) (0)5 05 05-53880
www.wave-solutions.com

Central and Eastern Europe

Bosnia and Herzegovina
HVB Central Profit Banka d.d.
Zelenih Beretki 24
71000 Sarajevo
Tel.: (+387 33) 222 999
Fax: (+387 33) 253 690
www.hvb.ba
BIC: BACXBA22

Bulgaria
HVB Bank Biochim AD
1 Ivan Vazov Str.
1026 Sofia
Tel.: (+359 2) 9269 210
Fax: (+359 2) 9269 440
www.biochim.com
BIC: BACXBGSF

Hebros Bank AD
37, Tzar Boris III Obedinitel Blvd.
4018 Plovdiv
Tel.: (+359 3) 2902 513
Fax: (+359 3) 2623 964
www.hebros.bg
BIC: ACBPBG2P

Croatia
HVB Splitska banka d.d.
Ruđera Boškovića 16
21000 Split
Tel.: (+385 21) 304 304
Fax: (+385 21) 304 034

Jurišićeva 2
10000 Zagreb
Tel.: (+385 1) 4800 777
Fax: (+385 1) 4800 899

www.splitskabanka.hr
BIC: BACXHR22

Czech Republic
HVB Bank Czech Republic a.s.
Náměstí Republiky 3a
11000 Praha 1
Tel.: (+420) 22111 2111
Fax: (+420) 22111 9622
www.hvb.cz
BIC: BACXCZPP

Estonia
Bayerische Hypo- und Vereinsbank AG[1]
Tallinn Branch
Liivalaia 13/15
10118 Tallinn
Tel.: (+37 2) 6688 300
Fax: (+37 2) 6688 309
www.hvb.ee
BIC: VUWBEE2X

Former Yugoslav Republic of Macedonia
Skopje Representative Office
Dimitrie Cupovski 4–2/6
1000 Skopje
Tel.: (+389 2) 3215 130
Fax: (+389 2) 3215 140

Hungary
HVB Bank Hungary Rt.
Akadémia utca 17
1054 Budapest
Tel.: (+36 1) 269 0812
Fax: (+36 1) 353 4959
www.hvb.hu
BIC: BACXHUHB

Latvia
HVB Bank Latvia AS[1]
Elizabetes iela 63
1050 Riga
Tel.: (+37 1) 7085 500
Fax: (+37 1) 7085 507
www.hvb.lv
BIC: VBRILV2X

Lithuania
Bayerische Hypo- und Vereinsbank AG[1]
Vilnius Branch
Vilniaus gatve 35/3
01119 Vilnius
Tel.: (+370 5) 2745 300
Fax: (+370 5) 2745 307
www.hvb.lt
BIC: VUWBLT2X

Poland
Bank BPH
ul. Towarowa 25A
00-958 Warszawa
Tel.: (+48 22) 531 8000
Fax: (+48 22) 531 9286

Al. Pokoju 1
31-548 Kraków

www.bph.pl
BIC: BPHKPLPK

Romania
HVB Bank Romania S.A.
37, Strada Dr. Grigore Mora
011886 Bucureşti
Tel.: (+40 21) 203 22 22
Fax: (+40 21) 230 84 85
www.hvb.ro
BIC: BACXROBU

Russia
International Moscow Bank[1]
Prechistenskaya nab. 9
Moskwa 119034
Tel.: (+7 095) 258 7258
Fax: (+7 095) 258 7272
www.imb.ru
BIC: IMBKRUMM

Serbia and Montenegro
HVB Bank Serbia and Montenegro a.d.
Rajićeva 27–29
11000 Beograd
Tel.: (+381 11) 3204 500
Fax: (+381 11) 3342 200
www.hvb.co.yu
BIC: BACXCSBG

Eksimbanka a.d. Beograd
Trg Nikole Pašića 10
11000 Beograd, SCG
Tel.: (+381 11) 3028 686
Fax: (+381 11) 3231 935
www.eksimbanka.co.yu
BIC: EKBECSBG

Slovakia
HVB Bank Slovakia a.s.
Mostová ul. 6
814 16 Bratislava 1
Tel.: (+421 2) 5969 1111
Fax: (+421 2) 5969 9406
www.hvb-bank.sk
BIC: BACXSKBA

Slovenia
Bank Austria Creditanstalt d.d. Ljubljana
Šmartinska 140
1000 Ljubljana
Tel.: (+386 1) 5876 600
Fax: (+386 1) 5876 552
www.ba-ca.si
BIC: BACXSI22

Ukraine
Joint Stock Commercial Bank HVB Bank Ukraine[1]
14-A, Yaroslaviv val
01034 Kyiv
Tel.: (+380 44) 230 3300
Fax: (+380 44) 230 3391
www.hvb.com.ua
BIC: BACXUAUK

1) under management responsibility of HVB

Other countries

Europe

France
Bayerische Hypo- und Vereinsbank AG
Paris Branch
Director Corporate Banking
Sebastian Erich
34, rue Pasquier
75008 Paris
Tel.: (+33 1) 4312 1449
Fax: (+33 1) 4312 1433
sebastian.erich@hvb.fr

Italy
Bayerische Hypo- und Vereinsbank AG
Milan Branch
Head of A/CEE Desk
Monica Gheser
Via Durini 9
20122 Milano
Tel.: (+39 02) 7793 209
Fax: (+39 02) 7793 341
monica.gheser@hvbeurope.com

Russia
International Moscow Bank
Head of A/CEE Desk
Michael Tawrowsky
Prechistenskaya nab. 9
Moscow 119034
Tel.: (+79 26) 148 60 86
michael.tawrowsky@ba-ca.com

Schottengasse 6–8
A-1010 Vienna
Tel.: (+43) (0)5 05 05-44515
Fax: (+43) (0)5 05 05-49913

Spain
Banco Popular Español
Head of HVB Group Desk
Christin-Isabell Henn
Calle Velázquez, 34
28001 Madrid
Tel.: (+34 91) 520 7043
Fax: (+34 91) 577 6929
cihenn@bancopopular.es

HypoVereinsbank Cooperation Office
Banco Popular Español
Head of Spanish Desk
José Maria Pérez de Lema
Münchner Str. 16
80311 München
Tel.: (+49 89) 378 48443
Fax: (+49 89) 378 48136
jose-maria.perezdelema@hvb.de

United Kingdom
Bayerische Hypo- und Vereinsbank AG
London Branch
Head of A/CEE Desk
Zeynep Adalan
41, Moorgate
London EC2R 6PP
Tel.: (+44 20) 7573 8247
Fax: (+44 20) 7573 8792
zeynep.adalan@hvbeurope.com

CA IB International Markets Limited
80 Cheapside
London EC2V 6EE
Tel.: (+44 20) 7309 7888
Fax: (+44 20) 7309 7887
london@ca-ib.com

America

USA
Bayerische Hypo- und Vereinsbank AG
New York Branch
Head of A/CEE Desk
Helmut Kratky
150 East 42nd Street
New York, NY 10017-4679
Tel.: (+1 212) 672 5851
Fax: (+1 212) 672 5529
helmut_kratky@hvbamericas.com

Asia

China
Bank Austria Creditanstalt AG
Beijing Representative Office
Chief Representative
Peter Faistauer
1605 Landmark Tower 1
8th North Dongsanhuan Road
Beijing 100004, China
Tel.: (+86 10) 6590 0546
Fax: (+86 10) 6590 0547
bacabjg@sw2.com.cn

Iran
Bayerische Hypo- und Vereinsbank AG
Tehran Representative Office
Head of A/CEE Desk
Gity Kautz
Africa Expressway 244
Navak Building, 5th floor
15186 Tehran
Tel.: (+98 912) 306 90 07
gity.kautz@ba-ca.com

Am Hof 2
A-1010 Vienna
Tel.: (+43) (0)5 05 05-53495
Fax: (+43) (0)5 05 05-56484



Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Companies: FN 150714p
VAT registration number: ATU 51507409

Editors
Investor Relations and Corporate Affairs

Photographs
Stephan Huger, Vienna (Managing Board)

Graphics
Horvath, Leobendorf

Printed by
Gutenberg Druck GmbH
A-2700 Wr. Neustadt

The Annual Report is available from
Bank Austria Creditanstalt AG
Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
(telephone answering machine)
Fax within Austria: 05 05 05-56945
Fax from abroad: +43 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine
Telephone within Austria: 05 05 05-25
Telephone from abroad: +43 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks – such as those mentioned in the risk report – materialise to an extent not anticipated, actual results may vary from those expected at present.

Market share data are based on the most recent information available at the editorial close of the Annual Report.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Annual Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Annual Report

15 March 2005

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

Schottengasse 6 – 8, A-1010 Vienna, Austria

Telephone from abroad: + 43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: + 43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Triplat Tel.: (+ 43) (0)5 05 05-500 05	e-mail: Harald.Triplat@ba-ca.com
Gerhard Smoley Tel.: (+ 43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com

Information on the BA-CA share

			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	BACA	BCA
Number of shares issued	147,031,740	**Reuters RIC**	BACA.VI	BACA.WA
Free float	22.47 %	**Bloomberg Ticker Code**	BACA AV	BCA PW

Ratings

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 *)	A3 *)	P-1
Standard & Poor's	A– *)	BBB+	A-2

*) *Outlook negative*

Coverage

Citigroup / Commerzbank / CSFB / Deutsche Bank / Dom Maklerski / Dresdner Kleinwort Wasserstein / Erste Bank / Fox-Pitt, Kelton / Goldman Sachs / Hauck & Aufhäuser / ING / JP Morgan / Keefe, Bruyette & Woods / Lehman Brothers / Merrill Lynch / Morgan Stanley / Raiffeisen Centrobank / Société Générale / Sal. Oppenheim / UniCredit Banca Mobiliare / UBS

Financial calendar

12 May 2005	**Results for the first three months of 2005**
19 May 2005	**Annual General Meeting of Bank Austria Creditanstalt**
28 July 2005	**Results for the first six months of 2005**
27 October 2005	**Results for the first nine months of 2005**

Information provided by IR

Annual Report
Online Annual Report: http://annualreport2004.ba-ca.com
Interim reports
Sustainability Report
IR releases
Ad hoc reporting
IR website
Company presentations

All information is available electronically at http://ir.ba-ca.com